     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 2, 1998

                                                     REGISTRATION NO. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                     AMERICAN COMMUNICATIONS SERVICES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     DELAWARE                                           52-1947746
          (STATE OR OTHER JURISDICTION OF                            (I.R.S. EMPLOYER
          INCORPORATION OR ORGANIZATION)                            IDENTIFICATION NO.)

                         131 NATIONAL BUSINESS PARKWAY
                       ANNAPOLIS JUNCTION, MARYLAND 20701
                                 (301) 617-4200
    (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                  OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                             RILEY M. MURPHY, ESQ.
                     AMERICAN COMMUNICATIONS SERVICES, INC.
                         131 NATIONAL BUSINESS PARKWAY
                       ANNAPOLIS JUNCTION, MARYLAND 20701
                                 (301) 617-4200
      (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                                WITH COPIES TO:

               MARIO A. PONCE, ESQ.                               MATTHEW J. MALLOW, ESQ.
            SIMPSON THACHER & BARTLETT                   SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
               425 LEXINGTON AVENUE                                  919 THIRD AVENUE
           NEW YORK, NEW YORK 10017-3954                         NEW YORK, NEW YORK 10022
                  (212) 455-2000                                      (212) 735-3000

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective. [ ]

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment, check the following box. [ ]
                            ------------------------

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration number for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE

====================================================================================================================
                                                                PROPOSED MAXIMUM
                    TITLE OF SHARES                            AGGREGATE OFFERING                AMOUNT OF
                    TO BE REGISTERED                                PRICE(1)                  REGISTRATION FEE
--------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per share..................        $126,576,000.00                  $37,340.00
====================================================================================================================

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on $11.72, the average of the high and low market prices on February 24, 1998.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
================================================================================

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED MARCH 2, 1998

LOGO

                                            SHARES

                     AMERICAN COMMUNICATIONS SERVICES, INC.
                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                            ------------------------

     Of the           shares of Common Stock offered hereby,           shares
are being sold by American Communications Services, Inc. and           shares
are being sold by the Selling Stockholders. See "Principal and Selling Stockholders". The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders.

     The last reported sale price of the Common Stock, which is quoted under the symbol "ACNS" on The Nasdaq National Market, was $14.00 per share. See "Price Range of Common Stock".

     SEE "RISK FACTORS" ON PAGE 8 FOR A DISCUSSION OF CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------

                                                                                  PROCEEDS TO
                       INITIAL PUBLIC      UNDERWRITING        PROCEEDS TO          SELLING
                       OFFERING PRICE       DISCOUNT(1)        COMPANY(2)        STOCKHOLDERS
                      -----------------  -----------------  -----------------  -----------------
Per Share...........          $                  $                  $                  $
Total(3)............          $                  $                  $                  $

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

(2) Before deducting estimated expenses of $          payable by the Company.

(3) The Company has granted the Underwriters an option for 30 days to purchase
    up to an additional           shares of Common Stock at the public offering
    price per share, less the underwriting discount, solely to cover over-allotments. If such option is exercised in full, the total public offering price, underwriting discount and proceeds to the Company will be
    $          , $          and $          , respectively. See "Underwriting".
                            ------------------------

     The shares of Common Stock offered hereby are offered severally by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that the certificates for the shares will be ready for delivery in New York, New
York, on or about           , 1998, against payment therefor in immediately
available funds.
GOLDMAN, SACHS & CO.                                    BEAR, STEARNS & CO. INC.

                            ------------------------

                THE DATE OF THIS PROSPECTUS IS           , 1998.

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS IN SUCH SECURITIES AND THE IMPOSITION OF A PENALTY BID, IN CONNECTION WITH THE OFFERING. IN ADDITION, CERTAIN UNDERWRITERS (AND SELLING GROUP MEMBERS, IF ANY) ALSO MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE SECURITIES ON THE NASDAQ NATIONAL MARKET, IN ACCORDANCE WITH RULE 103 UNDER THE SECURITIES EXCHANGE ACT OF 1934. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING".

                             ADDITIONAL INFORMATION

     American Communications Services, Inc. ("ACSI" or the "Company") is subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy and information statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy and information statements and other information may be inspected and copied at the public reference facilities of the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or at its regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can be obtained from the SEC by mail at prescribed rates, or in certain cases by accessing the SEC's World Wide Web site at http://www.sec.gov. Requests should be directed to the SEC's Public Reference Section, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Company's common stock, par value $.01 per share (the "Common Stock"), is quoted on The Nasdaq National Market ("Nasdaq") and material filed by the Company can be inspected at the offices of the National Association of Securities Dealers, Inc., 1735 K Street N.W., Washington, D.C. 20006.

     The Company has filed with the SEC a registration statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act") with respect to the shares of Common Stock offered hereby. This Prospectus, which forms a part of the Registration Statement, does not contain all of the information set forth or incorporated by reference in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information with respect to the Company and the shares of Common Stock offered hereby, reference is made to the Registration Statement. This Prospectus contains summaries of the material terms and provisions of certain documents and, in each instance, reference is made to the copy of such document filed as an exhibit to the Registration Statement. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the offices of the SEC at the address set forth above.

                           FORWARD LOOKING STATEMENTS

     Certain statements contained in "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," including statements regarding the development of the Company's businesses, the markets for the Company's services and products, the Company's anticipated capital expenditures, regulatory reform and other statements contained herein regarding matters that are not historical facts, are forward-looking statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, those discussed under "Risk Factors." The Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any statement is based.

                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents previously filed with the SEC (File No. 0-25314) are hereby incorporated by reference into this Prospectus:

          (i) the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1996;

          (ii) the Company's Annual Report on Form 10-KSB/A for the fiscal year ended June 30, 1996;

          (iii) the Company's Transition Report on Form 10-KSB for the fiscal period from July 1, 1996 to December 31, 1996;

          (iv) the Company's Transition Report on Form 10-KSB/A for the fiscal period from July 1, 1996 to December 31, 1996;

          (v) the Company's Quarterly Reports on Form 10-QSB for the quarterly periods ended March 31, June 30 and September 30, 1997;

          (vi) the Company's Current Reports on Form 8-K dated October 24, 1997, November 7, 1997, December 30, 1997, January 8, 1998, January 20, 1998, January 26, 1998, January 28, 1998 and February 3, 1998; and

          (vii) the description of the Common Stock contained in its registration statement on Form 8-A filed with the SEC on December 23, 1994, including any amendments or reports filed for the purpose of updating such description.

All documents subsequently filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering to which this Prospectus relates (the "Offering") shall be deemed to be incorporated by reference into this Prospectus and to be part hereof from the date of filing thereof.

     Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is incorporated herein modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, in its unmodified form, to constitute a part of this Prospectus. The Company will provide without charge to each person to whom a copy of the Prospectus has been delivered, and who makes a written or oral request, a copy of any and all of the foregoing documents incorporated by reference in the Prospectus (other than exhibits unless such exhibits are specifically incorporated by reference into such documents). Requests should be submitted in writing or by telephone to Investor Relations, American Communications Services, Inc., at the Company's executive offices located at 131 National Business Parkway, Suite 100, Annapolis Junction, MD 20701, telephone (301) 617-4200.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and Consolidated Financial Statements and Notes thereto appearing elsewhere or incorporated by reference in this Prospectus. Except as set forth in the Consolidated Financial Statements and Notes thereto or as otherwise specified herein, all information contained in this Prospectus assumes no exercise of the Underwriters' overallotment option. Subsequent to June 30, 1996, the Company changed its fiscal year-end from June 30 to December 31. Accordingly, all data for the fiscal period ended December 31, 1996 are for the six-month period then ended. Please refer to the "Glossary" for the definitions of certain capitalized terms used herein and elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, "ACSI" or the "Company" refers to American Communications Services, Inc. and its subsidiaries.

                                  THE COMPANY

     American Communications Services, Inc., formed in 1993, seeks to be a leading facilities-based integrated communications provider ("ICP") to businesses primarily in major markets in the southern half of the United States. By the end of 1997, the Company had become one of the first competitive local exchange carriers ("CLECs") to combine the provision of dedicated, local and long distance voice services with frame relay, asynchronous transfer mode ("ATM") and Internet services. Having established this suite of telecommunications services which emphasizes data capabilities in addition to traditional CLEC offerings, the Company has evolved into an ICP. ACSI seeks to provide customers with superior service and competitive prices while offering a single source for integrated communications services designed to meet its business customers' needs. The Company's facilities-based network infrastructure is designed to provide services to customers on an end-to-end basis, and, as of December 31, 1997, was comprised of 1,061 route miles of fiber in its 32 local networks in 19 states, 39 Newbridge ATM switches, 16 Lucent 5ESS switches and approximately 22,000 backbone longhaul miles in its coast-to-coast broadband data network.

     With the passage of the federal Telecommunications Act of 1996 (the "FTA"), the Company has enhanced the scope of its product offerings from dedicated services to a full range of switched voice, data and Internet services in order to meet the needs of business end-users, and is expanding its sales, marketing, customer care and operations support systems ("OSS") capabilities. The Company introduced local switched voice services, including local exchange services in late 1996 and long distance services in late 1997. By December 31, 1997, ACSI had sold 43,581 customer access lines, of which 35,105 were installed, representing a significant increase over the 360 access lines sold as of March 31, 1997.

     The Company believes that there is significant unmet demand by businesses for integrated voice and data services from a single-source communications provider. In addition, the domestic market for Internet-related business services is growing rapidly. The Company believes that, through its data network, it is well positioned to satisfy these customer demands by providing its suite of network solutions. This suite of services is integrated through its proprietary e.spire Internet access product, which combines its Internet Service Provider ("ISP") capabilities and ATM, frame relay, and Internet Protocol ("IP") services. The Company also provides additional Internet-based and other data custom solutions and value-added services such as web hosting, managed services and firewall services. E.spire currently is offered in the Company's Florida markets and the Company intends to offer e.spire and the Company's other Internet-based services in substantially all of its markets by the end of 1998 to complement its existing data services.

     For the year ended December 31, 1997, approximately 42% of the Company's revenues were derived from special access and dedicated services, approximately 38% from data and Internet services and approximately 20% from switched local and other services. Revenues for the year ended December 31, 1997, increased $49.6 million, or 527%, to $59.0 million from $9.4 million for the year ended December 31, 1996. As of December 31, 1997, the Company served over 3,500 telecommunications customers.

     ACSI believes that a key factor in the successful implementation of its strategy and its improved operating performance is the quality of its management team. In the past fifteen months, the Company hired Jack E. Reich as President and Chief Executive Officer and David L. Piazza as Chief Financial Officer, complementing Tony Pompliano, the Company's founder and Chairman, and Riley Murphy, the Company's General Counsel. In addition, the Company recently hired Ronald E. Spears as Chief Operating Officer. Collectively, these individuals have an average of 21 years of telecommunications industry experience. The Company also has significantly increased its marketing and sales forces during the past year by hiring an additional 178 employees in such departments. As of December 31, 1997, the Company had a total of 245 employees in its marketing and sales forces, a 266% increase from December 31, 1996.

STRATEGY

     The Company seeks to provide its customers a choice for local access, utilizing its facilities-based network infrastructure to deliver both voice and data solutions. In order to increase penetration in its target markets, build brand recognition and achieve its strategic objectives, the Company seeks to:

  PROVIDE "ONE-STOP" INTEGRATED COMMUNICATIONS SERVICES

     To meet customer demand and to accelerate penetration in its markets, the Company has broadened the range of voice, data and Internet services it offers and has integrated these services into a bundled package offering a single source solution designed to meet its customers' communications needs. In 1997, the Company introduced new voice products such as local dial tone, long distance, audio conferencing and voice messaging services. In addition, through the 1997 acquisition of Cybergate, Inc. (the "Cybergate Acquisition"), the Company also introduced its Internet services and, as of December 31, 1997, served over 39,000 Internet customers. In late 1997, the Company introduced e.spire, which it intends to offer in substantially all of its markets by the end of 1998. The Company believes that its ability to provide one-stop integrated communications services will enable it to capture a larger portion of its customers' total expenditures on communication services, and reduce customer turnover.

  EXPLOIT RAPIDLY GROWING MARKET FOR DATA SERVICES

     The Company believes that the market for data services is one of the fastest growing segments of the communications market. The Company's new suite of data products consists primarily of the e.spire family of high-speed Internet and data services for small and medium-sized businesses. E.spire traffic will be transported over ACSINet, the Company's coast-to-coast, leased broadband data communications network. E.spire includes the following services:

          *e.spire INTERNET ACCESS SERVICE: provides customers access to the ACSI Internet data backbone which provides high-quality dedicated and dial-up Internet connection and IP transport.

          *e.spire FRAME RELAY SERVICE: provides capabilities to customers with varying bandwidth needs and interconnects geographically dispersed networks and equipment.

          *e.spire ATM SERVICE: provides a solution to local, regional and national businesses with high bandwidth, delay-sensitive data communications applications.

          *e.spire BUNDLED INTERNET SOLUTIONS: provides turnkey solutions, including dedicated Internet access, web site hosting, news feeds and other services.

          *e.spire CUSTOM NETWORK SERVICES: includes design, installation, hardware (such as switches, routers and modems) and configuration of a customer's network.

          *e.spire MANAGED NETWORK SERVICE: provides complete management and monitoring of all customer equipment and network elements needed to operate dedicated Internet or frame relay services.

  ENHANCE FACILITIES-BASED INFRASTRUCTURE

     Expansion of the Company's facilities-based infrastructure will increase the proportion of communications traffic that is originated and/or terminated on its network and switching facilities, which the Company believes will result in higher long-term operating margins and greater control over its network operations. The Company uses both an on-net and a resale strategy to capture new customers, and intends to accelerate migration of traffic onto its own facilities.

     The Company will continue to install voice and data switches, construct SONET digital local fiber networks and increase the reach of its data backbone. The Company's expansion decisions are structured to efficiently deploy capital and are based upon a number of economic factors, including customer demographics in each market and anticipated cost savings associated with particular installations. The Company's state-of-the-art infrastructure and high capacity bandwidth facilitate efficient network expansion. In 1998, the Company intends to add approximately 500 route miles of fiber optic network and nine voice and five data switches.

  BUILD MARKET SHARE THROUGH FOCUSED CUSTOMER SALES AND SERVICE

     The Company believes that its local, customer-oriented, single point-of-service sales structure facilitates greater customer care in both the sales and customer service processes and differentiates ACSI as a customer-focused telecommunications services provider. In addition to its field sales force, the Company's major account team targets large national accounts, and its carrier sales group targets dedicated services to long distance carriers and ISPs. As of December 31, 1997, the Company had 245 employees in its marketing and sales forces, an increase of over 250% from December 31, 1996. The Company supplements its internal marketing and sales force through alternative sales channels, and had executed 95 sales agency agreements as of December 31, 1997.

     The Company currently is implementing an integrated customer care strategy that emphasizes infrastructure improvements, training of personnel, performance monitoring and image/brand recognition. The customer care strategy is intended to provide a heightened level of responsive and cost efficient customer service across the Company's full range of existing and planned products and services, with a particular emphasis on operational support and other information/financial systems. The Company is in the process of supplementing its customer service effort with an integrated customer care and billing software platform, differentiating ACSI from its major competitors.

  MAINTAIN GEOGRAPHIC FOCUS

     The Company intends to continue to target businesses in the southern half of the United States, its primary service area, and strives to be the first to market integrated communications services in each of its markets. The Company believes that this region is attractive due to a number of factors, including:
(i) a large number of rapidly growing metropolitan clusters, such as Washington D.C./ Baltimore/Northern Virginia, Dallas/Fort Worth/Irving, Miami/Fort Lauderdale, Greenville/Spartanburg and Kansas City and (ii) certain markets which may be generally less competitive.

  EXPAND THROUGH STRATEGIC ACQUISITIONS AND ALLIANCES

     The Company believes that acquisitions of, and joint ventures and other strategic alliances with, related or complementary businesses in its region will enable it to more rapidly execute its business plan by providing additional customers, new products and services, service and technical support and additional cash flow. For example, the Cybergate Acquisition increased the Company's penetration of its current markets and accelerated its entry into new markets by expanding the scope of the Company's Internet product offerings. As part of its expansion strategy the Company plans to consider additional acquisitions, joint ventures and strategic alliances in communications, Internet access and other related service areas.

                              RECENT DEVELOPMENTS

     NEW AT&T CREDIT FACILITY. On December 30, 1997, the Company entered into a Loan and Security Agreement with AT&T Commercial Finance Corporation (the "New AT&T Credit Facility") pursuant to which AT&T Commercial Finance Corporation has provided $35.0 million (i) to refinance (the "Refinancing") then outstanding loans made to certain of the Company's subsidiaries under a $31.2 million credit facility (the "Old AT&T Credit Facility") and (ii) for general corporate purposes. See "Description of Certain Indebtedness -- New AT&T Credit Facility".

     HIRING OF RONALD E. SPEARS. Effective February 2, 1998, Ronald E. Spears joined the Company as Chief Operating Officer. Mr. Spears has over 20 years of experience in the telecommunications industry. Mr. Spears served as Corporate Vice President -- Telecommunications for Citizens Utilities from 1995 until joining the Company. Prior thereto, he served as Chairman and Chief Executive Officer of Videocort Inc. for two years and as President of MCI Communications Corporation's Midwest operating division for six years.

     AMENDMENT OF EXISTING INDENTURES. On February 26, 1998, the Company effected amendments (the "Amendments") to the indentures under which three classes of its outstanding debt securities were issued. The Amendments revised certain covenants in the indentures which significantly limited the ability of the Company and its subsidiaries to incur additional indebtedness or make certain investments or acquisitions. The limitations on indebtedness contained in the indentures were amended to provide an alternative test permitting the incurrence of additional indebtedness based on a debt to capital ratio test, and increased the amount of unrestricted indebtedness that the Company can incur. The Amendments also permit the incurrence of indebtedness solely for the construction, acquisition, and improvement of telecommunications assets, subject to certain limitations. See "Description of Certain Indebtedness -- The Existing Notes".

                                  THE OFFERING

Common Stock Offered by:
  The Company.......................               shares

  The Selling Stockholders..........               shares

Common Stock to be Outstanding after
the Offering........................               shares(a).

Nasdaq Symbol.......................     ACNS

Dividend Policy.....................     The Company has never paid dividends on
                                         its Common Stock and does not expect to
                                         declare any dividends on its Common
                                         Stock in the foreseeable future. See
                                         "Dividend Policy".

Use of Proceeds.....................     The net proceeds of the Offering
                                         received by the Company will be used
                                         for expansion of its voice and data
                                         network infrastructure, enhancement of
                                         its operational support systems and
                                         sales and marketing activities,
                                         deployment of switching equipment,
                                         potential future acquisitions and
                                         general corporate purposes. See "Use of
                                         Proceeds" and "Management's Discussion
                                         and Analysis of Financial Condition and
                                         Results of Operations -- Liquidity and
                                         Capital Resources". The Company will
                                         not receive any proceeds from the sale
                                         of Common Stock by the Selling
                                         Stockholders.

Risk Factors........................     See "Risk Factors" beginning on page 8
                                         for a description of certain risks
                                         relevant to an investment in the Common
                                         Stock.
---------------
     (a) Excludes 19,094,683 shares reserved for issuance upon exercise of options and warrants outstanding at December 31, 1997, at a weighted average exercise price of $5.65.

     ACSI is a Delaware corporation. The Company's principal executive offices are located at 131 National Business Parkway, Suite 100, Annapolis Junction, Maryland 20701, and its telephone number is (301) 617-4200.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

                                                                                       YEAR
                                               FISCAL YEAR ENDED     SIX MONTHS       ENDED           YEAR
                                                   JUNE 30,            ENDED       DECEMBER 31,      ENDED
                                              -------------------   DECEMBER 31,     1996(1)      DECEMBER 31,
                                                1995       1996       1996(1)      (UNAUDITED)      1997(1)
                                              --------   --------   ------------   ------------   ------------
                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Revenues....................................  $    389   $  3,415     $  6,990       $  9,417       $ 59,000
Operating expenses:
  Network, development and operations.......     3,282      5,265        8,703         11,046         52,881
  Selling, general and administrative.......     4,598     13,464       20,270         30,656         59,851
  Non-cash stock compensation...............     6,419      2,736          550          2,081          4,274
  Depreciation and amortization.............       498      3,078        4,911          7,228         24,131
                                              --------   --------     --------       --------       --------
    Total operating expenses................    14,797     24,543       34,434         51,011        141,137
                                              --------   --------     --------       --------       --------
Loss from operations........................   (14,408)   (21,128)     (27,444)       (41,594)       (82,137)
Interest and other income...................       218      4,410        2,757          6,390          8,686
Interest and other expense..................      (170)   (10,477)     (10,390)       (18,032)       (41,565)
                                              --------   --------     --------       --------       --------
Loss before minority interest...............   (14,746)   (27,195)     (35,077)       (53,236)      (115,016)
Minority interest (2).......................        48        413          160            417              0
                                              --------   --------     --------       --------       --------
Net loss....................................  $(14,698)  $(26,782)    $(34,917)      $(52,819)      $(115,016)
                                              ========   ========     ========       ========       ========
Basic and diluted net loss per common
  share.....................................  $  (3.30)  $  (4.96)    $  (5.48)      $  (8.54)      $  (4.65)
                                              ========   ========     ========       ========       ========
Weighted average shares outstanding.........     4,772      6,185        6,734          6,653         27,234
OTHER DATA:
EBITDA (3)..................................  $ (7,443)  $(14,901)    $(21,822)      $(31,868)      $(53,732)
Capital expenditures........................    15,303     60,856       64,574        107,773        135,036

                                                                                       DECEMBER 31, 1997
                                                                                     ----------------------
                                                     JUNE 30,                                   AS ADJUSTED
                                                -------------------   DECEMBER 31,                FOR THE
                                                  1995       1996         1996        ACTUAL    OFFERING(4)
                                                --------   --------   ------------   --------   -----------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA (END OF PERIOD):
Cash and cash equivalents.....................  $20,351    $134,116     $ 78,619     $260,837
Total assets..................................   37,627     223,600      230,038      638,895
Working capital...............................   13,908     114,966       46,001      272,234
Property, plant and equipment, net............   15,567      76,739      136,083      250,477
Long-term debt, including current portion.....    3,798     184,382      210,410      461,285
Long-term liabilities.........................    4,723     189,072      216,484      461,321
Redeemable stock and options..................    2,931       2,155        2,000      206,160
Stockholders' equity (deficit)................   22,141       8,982      (27,038)     (65,356)

                                                              JUNE 30,   JUNE 30,   DECEMBER 31,   DECEMBER 31,
                                                                1995       1996         1996           1997
                                                              --------   --------   ------------   ------------
NETWORK AND SELECTED STATISTICAL DATA (5):
Networks in operation.......................................        5         15           21              32
Route miles.................................................       43        386          697           1,061
Fiber miles.................................................    1,754     28,476       48,792          92,528
Buildings connected.........................................       36        216          595           1,604
VGE circuits in service.....................................   31,920    137,431      384,134       1,052,698
Voice switches installed....................................        0          0            1              16
Access lines sold...........................................        0          0            0          43,581
Employees...................................................       74        199          322             803

---------------
(1) Subsequent to June 30, 1996, the Company changed its fiscal year-end from June 30 to December 31.

(2) Minority interest represents a 7.25% ownership of AT&T Credit Corporation in the Company's subsidiaries that operate its networks in Louisville, Fort Worth, Greenville, Columbia and El Paso. See "Description of Certain Indebtedness." Such minority interest of AT&T in the Company's subsidiaries was exchanged for 207,964 shares of Common Stock on December 30, 1997 in connection with the Company entering into the New AT&T Credit Facility.

(3) EBITDA consists of net income (loss) before net interest, income taxes, depreciation and amortization, noncash stock compensation and, in fiscal year ended June 30, 1995, debt conversion expense of $0.4 million. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with generally accepted accounting principles ("GAAP"). Noncash compensation associated with employee stock and stock options was $6.4 million, $2.7 million, $0.5 million, $2.1 million and $4.3 million for the years ended June 30, 1995 and 1996, the six months ended December 31, 1996, and the years ended December 31, 1996 and 1997, respectively. See Note 7 of the Company's Consolidated Financial Statements.

(4) As adjusted for the Offering, the net proceeds to the Company of which are
    estimated to be approximately $     million.

(5) Network and Selected Statistical Data are derived from the Company's records.

                                  RISK FACTORS

     Prospective investors should consider carefully the following information in conjunction with the other information contained in this Prospectus before purchasing the Common Stock offered hereby. Except for historical information contained herein, the matters discussed in this Prospectus are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in such forward-looking statements.

NEGATIVE CASH FLOW; ANTICIPATED FUTURE LOSSES; SIGNIFICANT FUTURE CAPITAL REQUIREMENTS; NEED FOR ADDITIONAL CASH.

     Since its inception, the Company has incurred significant net operating losses and negative cash flow. As of December 31, 1997, the Company had an accumulated deficit of $197.5 million. During the year ended December 31, 1997, the Company incurred a net operating loss of $115.0 million and generated negative cash flow from operations of $76.4 million. The Company will continue to incur significant expenditures in the future in connection with the acquisition, development and expansion of its networks, services and customer base. There can be no assurance that the Company will achieve or sustain profitability or generate positive cash flow in the future.

     The Company's further development and enhancement of new services as well as the continued development, construction, expansion, operation and potential acquisition of networks, will require substantial capital expenditures. The funding of these expenditures is dependent upon the Company's ability to raise substantial financing. As of December 31, 1997, the Company had raised approximately $625 million from debt and equity financings. The Company estimates that for 1998, capital required for expansion of its infrastructure and services and to fund negative cash flow will be approximately $200 million. At December 31, 1997, the Company had approximately $261.0 million of cash and cash equivalents available for such purposes. The Company continues to consider potential acquisitions or other arrangements that may fit the Company's strategic plan. Any such acquisitions or arrangements that the Company might consider are likely to require additional equity or debt financing, which the Company will seek to obtain as required and may also require that the Company obtain the consent of its debt holders. See "-- Strategic Investments; Business Combinations".

     Management anticipates that the Company's current cash resources are sufficient to fund the Company's continuing negative cash flow and required capital expenditures in the near future. To meet its additional remaining capital requirements and to successfully implement its strategy, the Company will be required to sell additional equity securities, increase its existing credit facility, acquire additional credit facilities or sell additional debt securities, certain of which would require the consent of the Company's debt holders. Accordingly, there can be no assurance that the Company will be able to obtain the additional financing necessary to satisfy its cash requirements or to implement its strategy successfully, in which event the Company will be unable to fund its ongoing operations, which would have a material adverse effect on its business, results of operations and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources".

SUBSTANTIAL LEVERAGE; RECENT DEFAULT; FUTURE CASH OBLIGATIONS

     Since inception, other than for the year ended June 30, 1996, the Company's consolidated cash flow from operations has been negative. As a result, the Company has been required to pay its fixed charges (including interest on existing indebtedness) and operating expenses with the proceeds from sales of its debt and equity securities. Under the terms of its debt securities, the Company will be required to satisfy substantially higher periodic cash debt service obligations in the future. Commencing in the year 2001, cash interest on the Company's 13% Senior Discount Notes due 2005 (the "2005 Notes") and 12 3/4% Senior Discount Notes due 2006 (the "2006 Notes") will be payable semi-annually at the rate of 13% per annum (approximately $24.7 million per year) and

12 3/4% per annum (approximately $15.3 million per year), respectively. In addition, the Company has substantial cash interest requirements with respect to its 13 3/4% Senior Notes due 2007 (the "2007 Notes", and, together with the 2006 Notes and the 2005 Notes, the "Existing Notes"). As of December 31, 1997, the Company had approximately $35.0 million in debt outstanding under the New AT&T Credit Facility. As of December 31, 1997, the Company had approximately $461.3 million of consolidated outstanding long-term indebtedness. As of December 31, 1997, the total consolidated liabilities of the Company were approximately $498.1 million. It is expected that the Company and its subsidiaries will incur additional indebtedness. Many factors, some of which are beyond the Company's control, will affect its performance and, therefore, its ability to meet its ongoing obligations to repay the Existing Notes and its other debt. There can be no assurance that the Company will be able to generate sufficient cash flow or otherwise obtain funds in the future to cover interest and principal payments associated with the Existing Notes and its other debt. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness".

     On June 11, 1997, the Company notified the trustee under each of the indentures governing the 2005 Notes (as amended as of February 26, 1998, the "2005 Indenture") and the 2006 Notes (as amended as of February 26, 1998, the "2006 Indenture", together with the 2005 Indenture and the indenture governing the 2007 Notes (as amended as of February 26, 1998, the "2007 Indenture"), the "Existing Indentures") that, as of June 10, 1997, it had approximately $13.0 million in the aggregate of ordinary course trade accounts payable that were more than 60 days overdue. As of June 30, 1997, the Company had approximately $17.4 million in the aggregate of ordinary course trade accounts payable that were more than 60 days overdue. These overdue amounts constituted Indebtedness of the Company, as that term is defined in the 2005 Indenture and 2006 Indenture. The incurrence by the Company of such Indebtedness was not permitted under the 2005 Indenture and 2006 Indenture and, therefore, constituted an Event of Default (as defined in the 2005 Indenture and 2006 Indenture) under the 2005 Indenture and 2006 Indenture. The Company used a portion of the proceeds of the Unit Offering (as defined herein) to pay in full all ordinary course trade accounts payable that were more than 60 days overdue to cure such Event of Default.

     In addition, in connection with the Unit Offering and Junior Preferred Stock Offering (as defined herein), the Company issued the 14 3/4% Preferred Stock and the 12 3/4% Preferred Stock (each, as defined herein), respectively, dividends on which may be paid, at the Company's option, either in cash or by the issuance of additional shares of Preferred Stock; provided, however, that after June 30, 2002, to the extent and so long as the Company is not precluded from paying cash dividends on the Preferred Stock by the terms of any then outstanding indebtedness or any other agreement or instrument to which the Company is then subject, the Company is required to pay dividends on such Preferred Stock in cash.

     The level of the Company's indebtedness and its other obligations could have important consequences to holders of the Common Stock, including the following: (i) the debt service requirements of the Company's existing indebtedness and any additional indebtedness could make it difficult for the Company to make payments on the Existing Notes and the Preferred Stock; (ii) the ability of the Company to obtain any necessary financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited; (iii) any cash flow from the operations of certain of the Company's subsidiaries may need to be dedicated to debt service payments and might not be available for other purposes; (iv) the Company's level of indebtedness could limit its flexibility in planning for, or reacting to, changes in its business; (v) the Company is more highly leveraged than most of its competitors, which may place it at a competitive disadvantage; and (vi) the Company's high degree of indebtedness will make it more vulnerable to a downturn in its business.

CERTAIN FINANCIAL AND OPERATING RESTRICTIONS

     The Existing Indentures, the New AT&T Credit Facility and the certificates of designation relating to the 14 3/4% Preferred Stock and 12 3/4% Preferred Stock impose operating and financial restrictions on the Company and its subsidiaries. These restrictions affect, and in certain cases significantly limit or prohibit, among other things, the ability of the Company and its subsidiaries to incur additional indebtedness or create liens on their assets, pay dividends, sell assets, engage in mergers or acquisitions or make investments. Failure to comply with any of these restrictions could limit the availability of borrowings or result in a default thereunder. See "Description of Certain Indebtedness". In addition, the terms of any debt or equity financings undertaken by the Company to meet its future cash requirements could restrict the Company's operational flexibility and thereby adversely affect the Company's business, results of operations and financial condition.

MANAGEMENT OF RAPID GROWTH

     Subject to the sufficiency of its cash resources, the Company intends to continue to expand its business rapidly. The Company's future performance will depend, in large part, upon its ability to implement and manage its growth effectively. The Company's rapid growth has placed, and in the future will continue to place, a significant strain on its administrative, operational and financial resources. The Company anticipates that, if successful in expanding its business, the Company will be required to integrate its newest senior managers successfully and to recruit and hire a substantial number of new managerial, finance, accounting and support personnel. Failure to retain and attract additional management personnel who can manage the Company's growth effectively would have a material adverse effect on the Company and its growth. To manage its growth successfully, the Company will also have to continue to improve and upgrade operational, financial, accounting and information systems, controls and infrastructure as well as expand, train and manage its employee base. In the event the Company is unable to upgrade its financial controls and accounting and reporting systems adequately to support its anticipated growth, the Company's business, results of operations and financial condition could be materially adversely affected.

DEPENDENCE ON BILLING, CUSTOMER SERVICES AND INFORMATION SYSTEMS

     Integrated management information and processing systems are vital to the Company's growth and its ability to monitor costs, bill customers, provision customer orders and achieve operating efficiencies. As the Company transitions to the provisioning of integrated communications services, the need for sophisticated billing and information systems will increase significantly. The Company's plans for the development and implementation of its billing systems rely, for the most part, on the delivery of products and services by third party vendors. Similarly, the Company is developing customer call centers to respond to service orders. Information systems are vital to the success of the call centers, and the information systems for these call centers are largely being developed by third party vendors. Failure of these vendors to deliver these systems solutions in a timely and effective manner and at acceptable costs, failure of the Company to adequately identify and integrate all of its information and processing needs, failure of the Company's related processing or information systems, or the failure of the Company to upgrade systems as necessary could have a material adverse effect on the ability of the Company to reach its objectives, on its financial condition and on its results of operations.

     While the Company believes that the majority of its software applications are year 2000 compliant, there can be no assurance until the year 2000 occurs that all systems will then function adequately. Further, if the hardware or software comprising the Company's network elements acquired from third party vendors or the software applications of the ILECs, long distance carriers or others on whose services the Company depends or with whom the Company's systems interface are not year 2000 compliant, it could affect the Company's systems, which could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations".

DEPENDENCE ON A SMALL NUMBER OF MAJOR CUSTOMERS AND ISPS

     The Company receives a significant portion of its revenues from a small number of major customers, particularly the IXCs that service the Company's markets. For the year ended December 31, 1997, approximately 20% of the Company's revenues were attributable to access services provided to five of the largest IXCs, including services provided for the benefit of their customers. In addition, the Company derived approximately 20% of its 1997 revenues from services provided to ISPs, which operate in a highly competitive and uncertain environment. The Company is, and expects to continue to be, dependent upon such IXC and ISP customers, and the loss of any one of the IXCs or certain of the ISP customers could have a material adverse effect on the Company's business, results of operations and financial condition. Additionally, customers who account for significant portions of the Company's revenues may have the ability to negotiate prices for the Company's services that are more favorable to the customer and that result in lower profit margins for the Company. See
"-- Competition," "Business -- Competition" and "-- Regulation".

DEPENDENCE UPON SUPPLIERS

     The Company relies on other companies to supply certain key components of its network infrastructure, including telecommunications services, network capacity and switching and networking equipment, which, in the quantities and quality demanded by the Company, are available only from sole or limited sources. The Company is also dependent upon ILECs and other carriers to provide telecommunications services and facilities to the Company and its customers. The Company has from time to time experienced delays or other problems in receiving telecommunications services and facilities which it requests, and there can be no assurance that the Company will be able to obtain such services or facilities on the scale and within the time frames required by the Company at an affordable cost, or at all. Any failure to obtain such components, services or additional capacity on a timely basis at an affordable cost, or at all, would have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Regulation".

DEPENDENCE UPON NETWORK INFRASTRUCTURE; RISK OF SYSTEM FAILURE; SECURITY RISKS

     The Company's success in marketing its services to business and government users requires that the Company provide superior reliability, capacity and security via its network infrastructure. The Company's networks and the networks upon which it depends are subject to physical damage, power loss, capacity limitations, software defects, breaches of security (by computer virus, break-ins or otherwise) and other factors, certain of which may cause interruptions in service or reduced capacity for the customers. Interruptions in service, capacity limitations or security breaches could have a material adverse effect on the Company's business, financial condition and results of operations.

DEPENDENCE ON RIGHTS-OF-WAY AND OTHER THIRD PARTY AGREEMENTS

     In order to acquire and develop its networks the Company must obtain local franchises and other permits, as well as rights to utilize underground conduit and aerial pole space and other rights-of-way and fiber capacity from entities such as ILECs and other utilities, railroads, long distance companies, state highway authorities, local governments and transit authorities. There can be no assurance that the Company will be able to maintain its existing franchises, permits and rights or to obtain and maintain the other franchises, permits and rights needed to implement its business plan on acceptable terms. Although the Company does not believe that any of the existing arrangements will be canceled or will not be renewed as needed in the near future, cancellation or non-renewal of certain of such arrangements could materially adversely affect the Company's business in the affected metropolitan area. In addition, the failure to enter into and maintain any such required arrangements for a particular network, including a network which is already under development, may affect the Company's ability to acquire or develop that network. See "Business -- Implementation of Integrated Network -- Rights-of-Way" and
"-- Regulation".

EFFECT OF REGULATION

     As a common carrier, the Company is subject to substantial federal, state and local regulation. The Company's local networks do not require authorization from the Federal Communications Commission (the "FCC") for construction or installation. However, the Company currently must file FCC tariffs stating its rates, terms and conditions of service for interstate access services and must file tariffs covering its interstate and international long distance traffic. State regulatory agencies regulate intrastate communications, while local authorities control the Company's access to and use of municipal rights-of-way. Under the FTA, state and local legal requirements which prohibit or have the effect of prohibiting any entity from providing any intrastate telecommunications service are preempted. However, many states continue to require telecommunications carriers to obtain a certificate, license, permit or similar approval before providing services. Thus, the Company's ability to provide additional intrastate services is dependent upon its receipt of requisite state regulatory approval. The inability to obtain the approvals necessary to provide intrastate switched services could have a material adverse effect on the Company's business, results of operations and financial condition.

     The FTA imposes a duty upon all ILECs to negotiate in good faith with potential interconnectors such as the Company to provide interconnection to the ILEC network, exchange local traffic, make unbundled basic local network elements available and permit resale of most local services. All local interconnection agreements must be filed with state Public Service Commissions ("PSC") for approval. In the event that negotiations with the ILECs do not succeed, the Company has a right to seek PSC arbitration of any unresolved issues.

     Although passage of the FTA should result in increased opportunities for companies that are competing with the ILECs, no assurance can be given that changes in current or future regulations adopted by the FCC or state regulators or other legislative or judicial initiatives relating to the telecommunications industry would not have a material adverse effect on the Company. In addition, although the FTA makes RBOC re-entry into the in-region long distance market conditional upon their offering of local interconnection arrangements to other telecommunications service providers, there can be no assurance that these ILECs will negotiate quickly with competitors such as the Company for the required interconnection of the competitor's networks with those of the ILEC.

     Internet-related information services are not currently subject to direct regulation by the FCC or any other U.S. agency other than regulation applicable to businesses generally. The FCC is considering whether additional regulations should be applied to Internet services and whether Internet service providers should pay interexchange access charges and universal service fees. Moreover, as discussed hereafter, the FTA and similar state laws create civil and criminal penalties for the knowing transmission of "indecent" material over the Internet. Additionally, the FTA may permit telecommunications companies, RBOCs or others to increase the scope or reduce the cost of their Internet access services. These and other changes in the regulatory environment relating to the telecommunications or Internet-related services industry could have an adverse effect on the Company's Internet-related services business.

     On December 31, 1997, a United States District Court judge in Texas held unconstitutional certain sections of the FTA, including Section 271, which prevents the RBOC subsidiaries from providing in-region long distance services until certain conditions are met. This decision would permit the three RBOCs that are parties in the case immediately to begin offering widespread in-region long distance services. The judge stayed the effectiveness of his decision pending appeal. Unless overturned on appeal, this decision could have a material adverse effect on the Company. The Company expects that the FCC and certain IXCs will file appeals of the decision with the United States Court of Appeals for the Fifth Circuit. Although there can be no assurance as to the outcome of this litigation, the Company believes that significant parts of the District Court decision may be reversed or vacated on appeal. In addition, the Company cannot predict the effect that the FTA or any future legislation, regulation or regulatory changes may have on its business.

     The Company believes it is entitled to receive reciprocal compensation from ILECs for the transport and termination of Internet traffic as local traffic pursuant to various interconnection agreements. These ILECs have not paid and/or have disputed these charges, arguing that ISP traffic is not local traffic as defined by the various agreements.

COMPETITION

     The Company operates in a highly competitive environment and currently does not have a significant market share in any of its markets. Most of its actual and potential competitors have substantially greater financial, technical, marketing and other resources (including brand name recognition) than the Company. Also, the continuing trend toward business alliances in the telecommunications industry and the absence of substantial barriers to entry in the data and Internet services markets, could give rise significant new competition.

     In each of its markets, the Company's primary competitor is the ILEC serving that geographic area. ILECs are established providers of dedicated and local telephone services to all or virtually all telephone subscribers within their respective service areas. ILECs also have long-standing relationships with regulatory authorities at the federal and state levels. While recent FCC administrative decisions and initiatives provide increased business opportunities to voice, data and Internet-service providers such as the Company, they also provide the ILECs with increased pricing flexibility for their private line and special access and switched access services. In addition, with respect to competitive access services (as opposed to switched local exchange services), the FCC recently proposed a rule that would provide for increased ILEC pricing flexibility and deregulation for such access services either automatically or after certain competitive levels are reached. If the ILECs are allowed additional flexibility by regulators to offer discounts to large customers through contract tariffs, decide to engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, the revenue of competitors to the ILECs, including the Company, could be materially adversely affected. If future regulatory decisions afford the ILECs increased access services pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on competitors to the ILECs, including the Company.

     In the local exchange market, the Company also faces competition or prospective competition from several other carriers, many of which have significantly greater financial resources than the Company. For example, AT&T Corp.'s, MCI Communications Corporation and Sprint Corporation, which historically have been purely long distance carriers, have each begun to offer local telecommunications services in major U.S. markets using their own facilities or by resale of the ILECs' or other providers' services. In addition to these long distance service providers, entities that currently offer or are potentially capable of offering local switched services include companies that have previously been known purely as competitive access providers ("CAPs"), cable television companies, electric utilities, microwave carriers, wireless telephone system operators and large customers who build private networks. These entities, upon entering into appropriate interconnection agreements or resale agreements with ILECs, including RBOCs, can offer single source local and long distance services, like those offered by the Company. In addition, a continuing trend towards business combinations and alliances in the telecommunications industry may create significant new competitors to the Company. The proposed merger of WorldCom, Inc. and MCI Communications Corporation or AT&T Corp.'s proposed acquisition of Teleport Communications Group, Inc. are examples of some of the alliances that are being formed. Many of these combined entities may have resources far greater than those of the Company. These combined entities may provide a bundled package of telecommunications products, including local and long distance telephony, that is in direct competition with the products offered by the Company.

     The Company will also face competition from fixed wireless services, including MMDS, LMDS, 24 GHz and 38 GHz wireless communications systems, WCS, FCC Part 15 unlicensed wireless radio devices, and other services that use existing point-to-point wireless channels on other frequencies. See
"Business -- Regulation". In addition, the FCC has allocated a number of spectrum blocks for use by wireless devices that do not require site or network licensing. A number of vendors have developed such devices that may provide competition to the Company, in particular for certain low data-rate transmission services.

     With respect to mobile wireless telephone system operators, the FCC has authorized cellular, PCS, and other CMRS providers to offer wireless services to fixed locations, rather than just to mobile customers, in whatever capacity such CMRS providers choose. Previously, cellular providers could provide service to fixed locations only on an ancillary or incidental basis. This authority to provide fixed as well as mobile services will enable CMRS providers to offer wireless local loop service and other services to fixed locations (e.g., office and apartment buildings) in direct competition with the Company and other providers of traditional wireless telephone service. See
"Business -- Regulation".

     Section 271 of the FTA prohibits an RBOC from providing otherwise long-distance service that originates (or in certain cases terminates) in one of its in-region states until the RBOC has satisfied certain statutory conditions in that state and has received the approval of the FCC. The FCC has denied the following applications for such approval: SBC Communications Inc.'s Oklahoma application in June 1997; Ameritech Inc.'s Michigan application in August 1997; and BellSouth Corporation applications for South Carolina and Louisiana in December 1997 and February 1998, respectively. The Company anticipates that a number of RBOCs will file additional applications for in-region long distance authority in 1998. The FCC will have 90 days from the date an application for in-region long distance authority is filed to decide whether to grant or deny the application.

     Once the RBOCs are allowed to offer widespread in-region long distance services, both they and the largest IXCs will be in a position to offer single-source local and long distance. On December 31, 1997, a United States District Court judge in Texas held unconstitutional certain sections of the FTA, including Section 271. This decision would permit the three RBOCs immediately to begin offering widespread in-region long distance services. The decision, however, was stayed on February 11, 1998 by the Court upon motion from the defendants. Unless overturned on appeal, this decision could have a material adverse effect on the Company. The Company expects that the FCC and certain IXCs will file appeals of the decision with the United States Court of Appeals for the Fifth Circuit. Although there can be no assurance as to the outcome of this litigation, the Company believes that significant parts of the District Court decision may be reversed or vacated on appeal.

     In addition new FCC rules went into effect in February 1998 which will make it substantially easier for many non-U.S. telecommunications companies to enter the U.S. market, thus potentially further increasing the number of competitors.

     The market for data communications and Internet access services, including IP switching, is extremely competitive. There are no substantial barriers to entry, and the Company expects that competition will intensify in the future. The Company believes that its ability to compete successfully depends on a number of factors, including: market presence; the ability to execute a rapid expansion strategy; the capacity, reliability and security of its network infrastructure; ease of access to and navigation of the Internet; the pricing policies of its competitors and suppliers; the timing of the introduction of new services by the Company and its competitors; the Company's ability to support industry standards; and industry and general economic trends. The Company's success in this market will depend heavily upon its ability to provide high quality Internet connections and value-added Internet services at competitive prices. See "Business -- Competition".

IMPACT OF TECHNOLOGICAL CHANGE

     The telecommunications industry is subject to rapid and significant technological change that could materially affect the continued use of fiber optic cable or the electronics utilized in the Company's networks. Future technological changes, including changes related to the emerging wireline and wireless transmission and switching technologies and Internet-related services and technologies, could have a material adverse effect on the Company's business, results of operations and financial condition.

     The market for the Company's telecommunications services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new product and service introductions. There can be no assurance that the Company will successfully identify new service opportunities and develop and bring new services to market. The Company's pursuit of necessary technological advances may require substantial time and expense, and there can be no assurance that the Company will succeed in adapting its telecommunications services business to alternate access devices, conduits and protocols.

STRATEGIC INVESTMENTS; BUSINESS COMBINATIONS

     The Company expects to actively pursue over the next several months one or more acquisitions of companies engaged in businesses similar or related to the business of the Company. As consideration for such acquisitions, the Company may be required to incur additional indebtedness or issue capital. There can be no assurance that the Company will be able to obtain such financing. In addition, the Company from time to time engages in discussions with (i) potential business partners looking toward formation of business combinations or strategic alliances that would expand the reach of the Company's networks or services and
(ii) potential strategic investors (i.e., investors in the same or related business) who have expressed an interest in making an investment in the Company. Such acquisitions, combinations or alliances, if consummated, could divert the resources and management time of the Company and would require integration with the Company's existing networks and services. There can be no assurance that any acquisitions, combinations or alliances will occur or, if consummated, would be on terms favorable to the Company or would be successfully integrated into the Company's operations. An investment, business combination or strategic alliance could constitute a Change of Control (as defined in the Existing Indentures) requiring the Company to offer to purchase all Existing Notes. In the event that such a Change of Control occurs at a time when the Company does not have sufficient available funds to purchase all Existing Notes tendered or at a time when the Company is prohibited from purchasing the Existing Notes, an Event of Default (as defined in the Existing Indentures) could occur under the relevant indenture.

POTENTIAL LIABILITY OF INTERNET ACCESS PROVIDERS

     The law governing the liability of on-line services providers and Internet access providers for participating in the hosting or transmission of objectionable materials or information currently is unsettled. Under the terms of the FTA, both civil and criminal penalties can be imposed for the use of interactive computer services for the transmission of certain indecent or obscene communications. However, this provision was recently found to be unconstitutional by the U.S. Supreme Court. Nonetheless, many states have adopted or are considering adopting similar requirements, and the constitutionality of such state requirements remains unsettled at this time. Congress is also considering several bills addressing these issues. In addition, several private lawsuits have been filed seeking to hold Internet access providers accountable for information which they transmit. While the outcome of these activities is uncertain, the ultimate imposition of potential liability on Internet access providers for information which they host, distribute or transport could materially change the way they must conduct business. To avoid undue exposure to such liability, Internet access providers could be compelled to engage in burdensome investigation of subscriber materials or even discontinue offering services altogether. Any such event could have a material adverse effect on the Company's business, results of operations and financial condition.

DEPENDENCE ON KEY PERSONNEL

     The Company is currently managed by a small number of key management and operating personnel whose efforts will largely determine the Company's success. The success of the Company also depends upon its ability to hire and retain qualified operating, marketing, sales, financial, accounting and technical personnel. Competition for qualified personnel in the telecommunications industry is intense and, accordingly, there can be no assurance that the Company will be able to continue to hire or retain necessary personnel. The loss of key management personnel would likely have a material adverse impact on the Company. See "Management".

CONTROL BY CERTAIN STOCKHOLDERS AND MANAGEMENT

     As of December 31, 1997, the Company's directors and executive officers beneficially owned approximately 10.0% of the outstanding Common Stock. In addition, as of such date approximately 39.5% of the outstanding Common Stock was beneficially owned by The Huff Alternative Income Fund, L.P. ("Huff"), the designees of which occupy three positions on the Board of Directors, approximately 21.3% was beneficially owned by ING Equity Partners, L.P. I ("ING"), the designees of which occupy two positions on the Board of Directors, and approximately 8.6% was beneficially owned by affiliates of First Analysis Corporation ("FAC"), a designee of which occupies one position on the Board of Directors, respectively. In addition, at the date hereof Huff is the beneficial owner of approximately 13.3% of the 14 3/4% Preferred Stock, which shares have voting rights in certain circumstances, and ING Baring (U.S.) Securities, Inc., which is affiliated with the limited partner of ING, is the beneficial owner of 7.4% of such Preferred Stock. Accordingly, if they choose to act together, these persons will be able to control the election of the Board of Directors and other matters voted upon by the stockholders. A sale of Common Stock by one or more of the principal stockholders to third parties could trigger the right of the holders of the Existing Notes to require the Company to repurchase the Existing Notes (a "Change of Control Offer"). In the event that a Change of Control Offer occurs at a time when the Company does not have sufficient available funds to pay the Change of Control Purchase Price (as defined in the Existing Indentures) for all Existing Notes tendered, or at a time when the Company is prohibited from purchasing the Existing Notes, an Event of Default (as defined in the relevant indentures) could occur. See "Management," "Principal Stockholders," and "Description of Certain Indebtedness -- The Existing Notes".

LIMITED TRADING MARKET AND POSSIBLE VOLATILITY OF PRICE OF THE COMMON STOCK

     The Common Stock has been listed on Nasdaq since May 22, 1996, is thinly traded and has experienced significant price volatility. There can be no assurance that, after the completion of the Offering, the Common Stock will be traded more actively or that its price fluctuations will be less volatile. From March 3, 1995 through May 21, 1996, the Common Stock was quoted on the Nasdaq SmallCap Market. The market price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in the Company's results of operations, changes in earnings estimates by analysts, conditions in the telecommunications industry or general market or economic conditions. In addition, in recent years, the stock market has experienced price and volume fluctuations. These fluctuations often have had a particularly substantial effect on the market prices for many emerging growth companies, often unrelated to their specific operating performances. Such market fluctuations could adversely affect the market price of the Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     As of December 31, 1997, the Company had 37,219,419 shares of Common Stock outstanding and, upon consummation of the Offering (excluding exercise of the over-allotment option granted to the Underwriters by the Company), will have
          shares of Common Stock outstanding. The           shares of Common
Stock offered hereby will be freely transferable without restriction under the Securities Act, assuming such shares are held by non-affiliates of the Company. Of the
remaining shares outstanding,           shares are "restricted securities" as
that term is defined in Rule 144 under the Securities Act. As of December 31, 1997, 849,891 of the restricted shares were freely transferable under Rule 144(k) and up to approximately 41,000 of the restricted shares could be sold subject to certain volume and manner of sale restrictions under Rule 144. Of the shares transferable under Rule 144(k) or subject to Rule 144 volume and manner
of sale limitations, approximately           shares are subject to the Lock-Up
Agreements described below.

     Of the 19,504,332 shares reserved for issuance upon exercise of options and warrants outstanding on December 31, 1997 and in connection with the Company's Employee Stock Purchase Plan, 2,066,808 shares and 500,000 shares have been registered under the Securities Act on Form S-3 and Form S-8 registration statements, respectively. Accordingly, the shares issued upon exercise of such options or warrants or in connection with the Employee Stock Purchase Plan, will be freely transferable unless held by affiliates of the Company.

     The future sale pursuant to Rule 144 or pursuant to a registration statement for the outstanding restricted shares of Common Stock or the Common Stock underlying the options and warrants, the future sale of Common Stock for the Company's own account, or the exercise of registration rights by any security holder or the perception that such sales or exercise could occur, could have an adverse effect on the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of Common Stock.

     Holders of substantially all of the shares of Common Stock (i) currently outstanding (other than shares issued in the Common Stock Offering (as defined in "Description of Capital Stock -- Common Stock Offering") and (ii) issuable upon exercise of outstanding options and warrants have either piggyback or demand registration rights relating to those shares. In December 1997, 3,726,584 shares of Common Stock held by stockholders of the Company entitled to the aforementioned registration rights were registered under the Securities Act on a Form S-3 registration statement filed pursuant to Rule 415 under the Securities Act (the "Selling Stockholder Shelf") for sale by such stockholders from time to time, whether through block trades, market sales or underwritten offerings.

     The holders of           shares of Common Stock (including shares issued or
issuable upon exercise of options and warrants which are or will have become vested during the applicable period) have executed or have agreed to execute an agreement not to sell or otherwise dispose of any shares of Common Stock or shares of Common Stock acquired in this Offering for a period of 180 days from the date of this Prospectus without the prior written consent of Goldman, Sachs
& Co. (the "Lock-up Agreements"). Holders of approximately           outstanding
shares and approximately           shares issuable upon exercise of options and
warrants have also waived or agreed to waive their "piggyback" registration rights with respect to this Offering. There can be no assurance that persons with piggyback and demand registration rights who have not waived or agreed to waive those rights or who have not agreed to the 180 day lock-up period referred
to above (holding up to approximately           shares of outstanding Common
stock and up to approximately           shares of Common Stock issuable upon
exercise of options and warrants) will not request the Company to file a registration statement for their shares or otherwise dispose of such shares prior to 180 days after this Offering or that such securityholders will not seek damages from the Company for any alleged breach of such securityholders' registration rights in connection with this Offering.

                                USE OF PROCEEDS

     The net proceeds of the Offering received by the Company will be used for expansion of its voice and data network infrastructure, enhancement of its operational support systems and sales and marketing services, deployment of switching equipment, potential future acquisitions and general corporate purposes. The Company will not receive any proceeds from the sale of Common Stock by the Selling Stockholders.

                          PRICE RANGE OF COMMON STOCK

     From March 3, 1995 until May 21, 1996, the Common Stock traded under the symbol "ACNS" on the Nasdaq SmallCap Market. Since May 22, 1996, the Common Stock has been included on Nasdaq.

     The following table sets forth, for the periods indicated, the range of high and low closing bid quotations for the Common Stock obtained from the National Quotation Bureau for periods prior to March 3, 1995 and from The Nasdaq SmallCap Market for the period March 3, 1995 through May 21, 1996 and high and low closing sales prices for the Common Stock obtained from Nasdaq after May 21, 1996. The quotations as set forth below for periods prior to March 3, 1995, are believed to be representative of inter-dealer quotations, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

                                                                        HIGH PRICE     LOW PRICE
                                                                        ----------     ---------
Fiscal Year Ended June 30, 1995
  First Quarter.......................................................    $ 4.50        $  2.50
  Second Quarter......................................................      4.25           3.50
  Third Quarter.......................................................      3.75           3.50
  Fourth Quarter......................................................      4.38           3.25
Fiscal Year Ended June 30, 1996
  First Quarter.......................................................    $ 7.50        $  3.63
  Second Quarter......................................................      6.75           5.00
  Third Quarter.......................................................      9.00           5.00
  Fourth Quarter......................................................     15.38           8.00
Fiscal Period Ended December 31, 1996
  First Quarter.......................................................    $13.25        $  8.50
  Second Quarter......................................................     12.38           9.88
Fiscal Year Ended December 31, 1997
  First Quarter.......................................................     11.13           6.50
  Second Quarter......................................................      7.69           4.75
  Third Quarter.......................................................     12.25           6.38
  Fourth Quarter......................................................     14.00          10.63
Fiscal Year Ended December 31, 1998
  First Quarter (through February 27, 1998)...........................     16.13          11.63

     On February 27, 1998, the last reported sales price for the Common Stock as reported on Nasdaq was $14.00. As of December 31, 1997, there were approximately 280 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never paid dividends on the Common Stock and does not expect to declare any dividends on the Common Stock in the foreseeable future. The Existing Indentures and the New AT&T Credit Facility contain certain covenants that restrict the Company's ability to declare or pay dividends on the Common Stock. See "Description of Certain Indebtedness" and "Description of Capital Stock".

                                 CAPITALIZATION

     The following table sets forth the total cash and cash equivalents and capitalization of the Company (i) as of December 31, 1997, and (ii) as adjusted to give effect to the Offering. The net proceeds to the Company from the
Offering are estimated to be approximately $          . This table should be
read in conjunction with the Consolidated Financial Statements and related notes thereto included in this Prospectus.

                                                                        DECEMBER 31, 1997
                                                                   ----------------------------
                                                                    ACTUAL       AS ADJUSTED(1)
                                                                   ---------     --------------
                                                                          (IN THOUSANDS)
Cash and cash equivalents........................................  $ 260,837       $
Restricted cash and assets invested in marketable
  securities(2)..................................................     71,901
                                                                   ---------        ---------
Total cash and restricted assets.................................  $ 332,738       $
                                                                   =========        =========
Long term debt
  2005 Notes.....................................................  $ 126,043       $
  2006 Notes.....................................................     80,242
  2007 Notes.....................................................    220,000
  Notes payable(3)...............................................     35,000
                                                                   ---------        ---------
     Total long-term debt........................................    461,285
Redeemable stock and options.....................................    206,160
Stockholders' equity (deficit):
  Common Stock, par value $0.01 per share, 75,000,000 shares authorized, 37,219,419 shares issued and outstanding at
     December 31, 1997(4)........................................        372
  Additional paid-in capital.....................................    131,728
  Accumulated deficit............................................   (197,456)    (           )
                                                                   ---------        ---------
     Total stockholders' equity (deficit)........................    (65,356)    (           )
                                                                   ---------        ---------
          Total capitalization...................................    602,089       $
                                                                   =========        =========

---------------
(1) As adjusted to give effect to the Offering as if it had occurred on December 31, 1997.

(2) Primarily represents cash and investments in marketable securities sufficient to make the first five interest payments on the 2007 Notes. The Company placed approximately $70.0 million of the net proceeds realized from the Debt offering of the 2007 Notes, representing funds, together with interest thereon, sufficient to pay the first five interest payments on the 2007 Notes, into an escrow account.

(3) Consists of the New AT&T Credit Facility, including current portion.

(4) Excludes 19,094,683 shares reserved for issuance upon exercise of options and warrants, outstanding at December 31, 1997, at a weighted average exercise price of $5.65. The aggregate proceeds from the exercise of all warrants and options outstanding at December 31, 1997, would be approximately $108 million.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

     The selected data presented below under the captions "Statement of Operations Data", "Other Data", and "Balance Sheet Data" as of and for the years ended June 30, 1995 and 1996, the six months ended December 31, 1996 and the year ended December 31, 1997 are derived from and qualified by reference to the audited Consolidated Financial Statements of the Company contained herein and the related notes thereto, and should be read in conjunction therewith and in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations". The Company's Consolidated Financial Statements as of and for the years ended June 30, 1995 and 1996, the six months ended December 31, 1996, and the year ended December 31, 1997 have been audited by KPMG Peat Marwick LLP, independent auditors. Subsequent to June 30, 1996, the Company changed its fiscal year-end from June 30 to December 31. The consolidated financial data of the Company as of and for the year ended December 31, 1996 have been derived from the unaudited consolidated financial statements of the Company which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments which the Company considers necessary for a fair presentation of the results of operations and the financial condition for that period. Network and Selected Statistical Data are derived from the Company's records.

                                            FISCAL YEAR ENDED     SIX MONTHS        YEAR           YEAR
                                                JUNE 30,            ENDED          ENDED          ENDED
                                           -------------------   DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                             1995       1996       1996(1)        1996(1)        1997(1)
                                           --------   --------   ------------   ------------   ------------
                                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues...............................  $    389   $  3,415     $  6,990       $  9,417      $  59,000
  Operating expenses:
    Network, development and operations..     3,282      5,265        8,703         11,046         52,881
    Selling, general and
      administrative.....................     4,598     13,464       20,270         30,656         59,851
    Non-cash stock compensation..........     6,419      2,736          550          2,081          4,274
    Depreciation and amortization........       498      3,078        4,911          7,228         24,131
                                           --------   --------     --------       --------      ---------
         Total operating expenses........    14,797     24,543       34,434         51,011        141,137
                                           --------   --------     --------       --------      ---------
  Loss from operations...................   (14,408)   (21,128)     (27,444)       (41,594)       (82,137)
  Interest and other income..............       218      4,410        2,757          6,390          8,686
  Interest and other expense.............      (170)   (10,477)     (10,390)       (18,032)       (41,565)
  Debt conversion expense................      (385)         0            0              0              0
                                           --------   --------     --------       --------      ---------
  Net loss before minority interest......   (14,746)   (27,195)     (35,077)       (53,236)      (115,016)
  Minority interest (2)..................        48        413          160            417              0
                                           --------   --------     --------       --------      ---------
  Net loss...............................  $(14,698)  $(26,782)    $(34,917)      $(52,819)     $(115,016)
                                           ========   ========     ========       ========      =========
  Preferred stock dividends and
    accretion............................    (1,071)    (3,871)      (2,003)        (4,021)       (11,630)
                                           --------   --------     --------       --------      ---------
  Net loss to common stockholders........  $(15,769)  $(30,653)    $(36,920)      $(56,840)     $(126,646)
                                           ========   ========     ========       ========      =========
  Basic and diluted net loss per common
    share................................  $  (3.30)  $  (4.96)    $  (5.48)      $  (8.54)     $   (4.65)
                                           ========   ========     ========       ========      =========
  Weighted average shares outstanding....     4,772      6,185        6,734          6,653         27,234
OTHER DATA:
  EBITDA(3)..............................  $ (7,443)  $(14,901)    $(21,822)      $(31,868)     $ (53,732)
  Capital expenditures...................    15,303     60,856       64,574        107,773        135,036

                                                                                       DECEMBER 31, 1997
                                                                                     ----------------------
                                                     JUNE 30,                                   AS ADJUSTED
                                                -------------------   DECEMBER 31,                FOR THE
                                                  1995       1996         1996        ACTUAL    OFFERING(4)
                                                  ----       ----     ------------    ------    -----------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA (END OF PERIOD):
  Cash and cash equivalents...................  $ 20,351   $134,116     $ 78,619     $260,837
  Total assets................................    37,627    223,600      230,038      638,895
  Working capital.............................    13,908    114,966       46,001      272,234
  Property, plant and equipment, net..........    15,567     76,739      136,083      250,477
  Long-term debt, including current portion...     3,798    184,382      210,410      461,285
  Long-term liabilities.......................     4,723    189,072      216,484      461,321
  Redeemable stock, options and warrants......     2,931      2,155        2,000      206,160
  Stockholders' equity (deficit)..............    22,141      8,982      (27,038)     (65,356)

                                                          JUNE 30,   JUNE 30,   DECEMBER 31,   DECEMBER 31,
                                                            1995       1996         1996           1997
                                                          --------   --------   ------------   ------------
NETWORK AND SELECTED STATISTICAL DATA:
Networks in operation...................................        5         15           21              32
Route miles.............................................       43        386          697           1,061
Fiber miles.............................................    1,754     28,476       48,792          92,528
Buildings connected.....................................       36        216          595           1,604
VGE circuits in service.................................   31,920    137,431      384,134       1,052,698
Voice switches installed................................        0          0            1              16
Access lines sold.......................................        0          0            0          43,581
Employees...............................................       74        199          322             803

                                               (see footnotes on following page)

                 NOTES TO SELECTED CONSOLIDATED FINANCIAL DATA
(footnotes to previous page)

(1) Subsequent to June 30, 1996, the Company changed its fiscal year-end from June 30 to December 31.

(2) Minority interest represents a 7.25% ownership of AT&T Credit Corporation in the Company's subsidiaries that operate its networks in Louisville, Fort Worth, Greenville, Columbia and El Paso. See "Description of Certain Indebtedness." Such minority interest of AT&T in the Company's subsidiaries was exchanged for 207,964 shares of Common Stock on December 30, 1997 in connection with the Company entering into the New AT&T Credit Facility.

(3) EBITDA consists of net income (loss) before net interest, income taxes, depreciation and amortization, noncash stock compensation and, in fiscal year ended June 30, 1995, debt conversion expense of $0.4 million. It is a measure commonly used in the telecommunications industry and is presented to assist in understanding the Company's operating results. However, it is not intended to represent cash flow or results of operations in accordance with GAAP. Noncash compensation associated with employee stock and stock options was $6.4 million, $2.7 million, $0.5 million, $2.1 million and $4.3 million for the years ended June 30, 1995 and 1996, the six months ended December 31, 1996, and the years ended December 31, 1996 and 1997, respectively. See
    Note 7 of Notes to the Company's Consolidated Financial Statements.

(4) As adjusted for the Offering, the net proceeds to the Company of which are
    estimated to be approximately $       million.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis contains certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause actual results to differ materially from those indicated by such forward-looking statements. The following discussion should be read in conjunction with the consolidated financial statements and the related notes thereto included elsewhere or incorporated by reference in this Prospectus.

     American Communications Services, Inc., formed in 1993, seeks to be a leading facilities-based ICP to businesses primarily in major markets in the southern half of the United States. By the end of 1997, the Company had become one of the first CLECs to combine the provision of dedicated, local and long distance voice services with frame relay, ATM and Internet services. Having established this suite of telecommunications services which emphasizes data capabilities in addition to traditional CLEC offerings, the Company has evolved into an ICP. ACSI seeks to provide customers with superior service and competitive prices while offering a single source for integrated communications services designed to meet its business customers' needs. The Company's facilities-based network infrastructure is designed to provide services to customers on an end-to-end basis, and, as of December 31, 1997, was comprised of 1,061 route miles of fiber in its 32 local networks in 19 states, 39 Newbridge ATM switches, 16 Lucent 5ESS switches and approximately 22,000 backbone longhaul miles in its coast-to-coast broadband data network.

     With the passage of the FTA, the Company has enhanced the scope of its product offerings from dedicated services to a full range of switched voice, data and Internet services in order to meet the needs of business end-users, and is expanding its sales, marketing, customer care and OSS capabilities. The Company introduced local switched voice services, including local exchange services in late 1996 and long distance services in late 1997. By December 31, 1997, ACSI had sold 43,581 customer access lines, of which 35,105 were installed, representing a significant increase over the 360 access lines sold as of March 31, 1997.

     The development of the Company's business and the construction, acquisition and expansion of its networks require significant capital expenditures, a substantial portion of which are incurred before realization of revenues. These expenditures, together with the associated early operating expenses, result in negative cash flow until an adequate customer base is established. However, as the Company's customer base grows, the Company expects that incremental revenues can be generated with decreasing incremental operating expenses, which may provide positive contributions to cash flow. The Company has made specific strategic decisions to build high capacity networks with broad market coverage, which initially increases its level of capital expenditures and operating losses. However, the Company believes that over the long term this strategy will enhance the Company's financial performance by increasing the traffic flow over its network. The Company also has entered into leased dark fiber and fiber capacity arrangements, which allow the Company, by installing one or more switches and related electronics, to enter a market prior to completion of its own fiber optic network.

     The following table presents key operating statistics for the Company for the reporting periods.

                                                                                                         ACCESS
                                        OPERATIONAL      ROUTE         FIBER                             LINES        VOICE
        AS OF DATE          EMPLOYEES    NETWORKS        MILES         MILES      BLDGS     VGES*         SOLD       SWITCHES
        ----------          ---------   -----------      -----         -----      -----     -----        ------      --------
December 31, 1997.........     803          32           1,061        92,528      1,604   1,052,698      43,581         16
September 30, 1997........     699          32             977        85,976      1,239     989,285      28,394          9
June 30, 1997.............     559          31             957        82,693      1,083     886,375       9,177          8
March 31, 1997............     502          28             908        75,867       858      554,883         360          5
December 31, 1996.........     322          21             697        48,792       595      384,134           0          1
September 30, 1996........     272          19             543        32,774       532      267,894           0          0
June 30, 1996.............     199          15             386        28,476       216      137,431           0          0
March 31, 1996............     142          10             200         9,466       133      125,208           0          0
December 31, 1995.........     111           9             136         5,957       100       82,055           0          0
September 30, 1995........     100           5              92         4,373        79       50,303           0          0
June 30, 1995.............      74           5              43         1,754        36       31,920           0          0

---------------
*The terms "Voice Grade Equivalents ("VGEs")" are commonly used measures of telephone service equivalent to one telephone line (64 kilobits of bandwidth) actually billed to a customer.

RESULTS OF OPERATIONS

YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996
(UNAUDITED)

  REVENUES

     Revenues for the year ended December 31, 1997, increased $49.6 million, or 527%, to $59.0 million from $9.4 million for the year ended December 31, 1996. This increase was primarily attributable to the Company's rapid expansion of its local fiber optic networks in 32 markets by the end of 1997 (up from 21 at the end of 1996) and the increase in route miles, buildings connected and voice and data switches deployed. In late 1996, the Company introduced its coast-to-coast data network, deploying 39 Newbridge ATM switches by mid-1997. In addition, the Company introduced local switched service on a resale basis in its markets, and also provided facilities-based services in 16 of those markets by installing Lucent 5ESS switches. Revenues also increased as a result of the Cybergate Acquisition. For the year ended December 31, 1997, approximately 42% of the Company's 1997 revenues were derived from special access and dedicated services, approximately 38% from data and Internet services and approximately 20% from switched local and other services. By contrast, 1996 revenues were derived primarily from dedicated and special access services.

  OPERATING EXPENSES

     Network Development and Operations

     Network development and operations expenses for the year ended December 31, 1997, increased $41.9 million, or 379%, to $52.9 million from $11.0 million for the year ended December 31, 1996. Of these amounts, approximately $44.4 million and $4.1 million, respectively, represented the cost of providing telecommunications services paid to IXCs, ILECs and others for leased telecommunications facilities and services. In addition, approximately $8.5 million and $6.9 million, respectively, represented network-related personnel costs. The increase in costs was due primarily to the Company's rapid deployment of operational networks, Lucent 5ESS switches and access lines.

     Selling, General and Administrative

     For the year ended December 31, 1997, selling, general and administrative expenses increased $29.2 million, or 95%, to $59.9 million from $30.7 million for the year ended December 31, 1996. Related personnel costs increased to $16.5 million for the year ended December 31, 1997 from $8.3 million for the year ended December 31, 1996. Other sales and administrative costs increased to $43.4 million for the year ended December 31, 1997 from $22.4 million for the year ended

December 31, 1996. This increase reflected costs associated with the Company's efforts to significantly expand its network support, sales, marketing and administrative staff and facilities.

     Non-Cash Compensation

     Non-cash stock compensation expense increased $2.2 million, or 105%, to $4.3 million for the year ended December 31, 1997 from $2.1 million for the year ended December 31, 1996. Included in non-cash compensation for 1997 was approximately $2.9 million accrued for the issuance of Common Stock to be issued in connection with 1997 performance bonuses.

     Depreciation and Amortization

     Depreciation and amortization expenses increased $16.9 million, or 234%, to $24.1 million for the year ended December 31, 1997 from $7.2 million for the year ended December 31, 1996. This increase was due to an increase in capital assets to $282.2 million at December 31, 1997 from $144.4 million at December 31, 1996.

  INTEREST AND OTHER INCOME

     Interest and other income increased $2.3 million, or 36%, to $8.7 million for the year ended December 31, 1997 from $6.4 million for the year ended December 31, 1996. The increase in interest and other income reflects the increase in earnings from the proceeds received from the 2007 Notes, the 14 3/4% Preferred Stock and the 12 3/4% Preferred Stock which have been invested.

  INTEREST AND OTHER EXPENSE

     Interest and other expense increased $23.6 million, or 131%, to $41.6 million for the year ended December 31, 1997 from $18.0 million for the year ended December 31, 1996. The increase reflected the accrual of interest related to the 2006 Notes and 2007 Notes and the Company's increased borrowings under the Old AT&T Credit Facility.

  EBITDA

     EBITDA decreased $21.8 million, or 69%, to ($53.7) million for the year ended December 31, 1997 from ($31.9) million for the year ended December 31, 1996. This decrease was due to the changes in revenues, network development and operations and selling, general and administrative expenses discussed above.

  NET LOSS

     As a result of the aforementioned increases in revenues, operating expenses, depreciation and amortization, and interest income and expense, net loss increased $62.2 million, or 118%, to $115.0 million for the year ended December 31, 1997, from $52.8 million for the year ended December 31, 1996. Further, net loss to common stockholders increased to $126.6 million from $56.8 million for the same periods, due to the increase in preferred stock dividends and accretion during 1997. This increase is primarily attributable to the issuance of 14 3/4% Preferred Stock and the 12 3/4% Preferred Stock.

SIX MONTHS ENDED DECEMBER 31, 1996 COMPARED TO SIX MONTHS ENDED
  DECEMBER 31, 1995 (UNAUDITED)

  REVENUES

     During the six months ended December 31, 1996, the Company's revenues increased $6.0 million, or 600%, to $7.0 million from $1.0 million during the six months ended December 31, 1995. Four of the largest IXCs accounted for approximately $2.8 million, or 40%, of revenues for the six months ended December 31, 1996.

  OPERATING EXPENSES

     Network Development and Operations

     Network development and operating expenses for the six months ended December 31, 1996 increased $5.8 million, or 200%, to $8.7 million from $2.9 million for the six months ended December 31, 1995, reflecting significant increases in personnel, network development and non-payroll operating expenses. Related personnel costs increased to $3.9 million in the fiscal period ended December 31, 1996, from approximately $1.5 million in the six months ended December 31, 1995. Other operating expenses related to the development of prospective new markets, which include expenses such as contract labor and legal expenses and certain franchise fees, travel expenses, rent, utilities, charges and taxes increased to $4.8 million in the six months ended December 31, 1996 from approximately $1.4 million in the six months ended December 31, 1995.

     Selling, General and Administrative

     In the six months ended December 31, 1996, selling, general and administrative expenses increased $17.2 million, or 555%, to $20.3 million from $3.1 million in the six months ended December 31, 1995. Related personnel costs increased to $6.6 million in the six months ended December 31, 1996 from $1.5 million in the six months ended December 31, 1995, and corresponding operating costs increased to $13.7 million in the six months ended December 31, 1996 from $1.6 million in the six months ended December 31, 1995. This increase reflected costs associated with the Company's efforts in the rapid expansion of its services offered, network deployment and geographic coverage as well as significantly increasing its national and local city sales, marketing and administrative staffs and increased legal and other consulting expenses associated with its programs for obtaining regulatory approvals and certifications and providing quality network services.

     Non-Cash Stock Compensation

     Non-cash stock compensation expense decreased $0.7 million, or 58%, to $0.5 million for the six months ended December 31, 1996 from $1.2 million for the six months ended December 31, 1995. This expense reflects the Company's accrual of non-cash costs for options granted to key executives, employees and others arising from the difference between the exercise price and the valuation prices used by the Company to record such costs and from the vesting of those options. Certain of these options had put rights and other factors that required variable plan accounting in both 1996 and 1995 but, on or about June 30, 1995, the Company renegotiated contracts with certain of its officers, establishing a limit of $2.5 million on the Company's "put right" obligations with respect to those contracts. Between July 1, 1995 and June 30, 1996, the limit was further reduced to $2.0 million.

     Depreciation and Amortization

     Depreciation and amortization expenses increased $4.1 million, or 513%, to $4.9 million in the six months ended December 31, 1996 from $0.8 million in the six months ended December 31, 1995. The Company's capital assets increased to $144.4 million as of December 31, 1996, from $32.6 million in capital assets as of December 31, 1995.

  INTEREST AND OTHER INCOME

     Interest and other income increased $2.0 million, or 250%, to $2.8 million for the six months ended December 31, 1996 from $0.8 million in the six months ended December 31, 1995. The increase in interest and other income reflects the significant increase in available funds from the Company's sale of its 9% Series B Preferred Stock in June and November 1995, the 2005 Notes in November 1995 and the 2006 Notes in March 1996.

  INTEREST AND OTHER EXPENSES

     Interest and other expense increased $7.6 million, or 271%, to $10.4 million in the six months ended December 31, 1996 from $2.8 million in the six months ended December 31, 1995. The increase reflected the accrual of interest related to the 2005 Notes and 2006 Notes and the Company's increased borrowings under the Old AT&T Credit Facility.

  MINORITY INTEREST

     AT&T Credit Corporation's minority interest in certain of the Company's operating subsidiaries reduced operating losses by approximately $0.2 million for each of the six months ended December 31, 1996, and 1995.

  EBITDA

     EBITDA decreased $16.9 million, or 345%, to ($21.8) million for the six months ended December 31, 1996 from ($4.9) million for the six months ended December 31, 1995. This decrease was due to the changes in revenues, network development, operations and selling, general and administrative expenses discussed above.

  NET LOSS

     As a result of the aforementioned increases in revenues, operating expenses, depreciation and amortization, and interest income and expense, net loss increased $26.0, or 292%, to $34.9 million for the fiscal period ended December 31, 1996, from $8.9 million for the six months ended December 31, 1995. Further, net loss to common stockholders increased to $36.9 million from $10.7 million for the same periods, due primarily to the increase in net loss, accompanied by a slight increase in preferred stock dividends between periods.

FISCAL YEAR ENDED JUNE 30, 1996 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1995

  REVENUES

     During the fiscal year ended June 30, 1996 ("fiscal 1996"), the revenues increased $3.0 million, or 750%, to $3.4 million from $0.4 during the fiscal year ended June 30, 1995 ("fiscal 1995"). Four of the largest IXCs accounted for approximately $2.1 million, or 60%, of revenues for fiscal 1996 as compared to fiscal 1995, when three of the largest IXCs accounted for approximately
$0.3 million, or 85% of revenues for fiscal 1995, reflecting the Company's increased sales to end-users during fiscal 1996.

  OPERATING EXPENSES

     Network Development and Operations

     Network development and operations expenses for fiscal 1996 increased $2.0 million to $5.3 million from $3.3 million in fiscal 1995, reflecting significant increases in personnel, network development and non-payroll operating expenses. These increased costs were associated with developing and establishing centralized engineering, circuit provisioning and network management functions, constructing and initially operating the Company's competitive access networks and performing market feasibility, engineering, rights-of-way and regulatory evaluations in additional target cities. Related personnel costs increased to $4.5 million in fiscal 1996 from approximately $1.3 million in fiscal 1995. Other operating expenses related to the development of prospective new markets, which include expenses such as contract labor and legal expenses and certain franchise fees, travel expenses, rent, utilities, charges and taxes, decreased to $0.8 million in fiscal 1996 from approximately $1.9 million in fiscal 1995.

     Selling, General and Administrative

     In fiscal 1996, selling, general and administrative expenses increased $8.9 million to $13.5 million from $4.6 million in fiscal 1995. Related personnel costs increased to $3.2 million in fiscal 1996 from $2.0 million in fiscal 1995, and corresponding operating costs increased to $10.2 million in fiscal 1996 from $2.2 million in fiscal 1995. This increase reflected costs associated with the Company's efforts in expanding its national and local city sales, marketing and administrative staffs, as well as increased legal and other consulting expenses associated with its aggressive programs for obtaining regulatory approvals and certifications and providing quality network services.

     Non-Cash Compensation

     Non-cash stock compensation expense decreased $3.7 million to $2.7 million for fiscal 1996 from $6.4 million for fiscal 1995. This expense reflects the Company's accrual of non-cash costs for options and warrants granted to key executives, employees and others arising from the difference between the exercise price and the valuation prices used by the Company to record such costs and from the vesting of those options and warrants. Certain of these options had put rights and other factors that required variable plan accounting in fiscal 1994 and fiscal 1995 but, at the end of fiscal 1995, the Company renegotiated contracts with certain of its officers, establishing a limit of $2.5 million on the Company's put right obligations with respect to those contracts. During fiscal 1996, the limit was further reduced to $2.0 million.

     Depreciation and Amortization

     Depreciation and amortization expenses increased $2.6 million to $3.1 million in fiscal 1996 from $0.5 million in fiscal 1995. During fiscal 1996 the Company increased its capital assets to approximately $80.2 million, representing an increase from $15.9 million at the end of fiscal 1995.

  INTEREST AND OTHER INCOME

     Interest and other income increased $4.2 million to $4.4 million for fiscal 1996 from $0.2 million in fiscal 1995. The increase reflected the significant increase in available funds from the Company's sale of its 9% Series B Preferred Stock in June and November 1995 and the 2005 Notes in November 1995.

  INTEREST AND OTHER EXPENSES

     Interest and other expenses increased $10.3 million to $10.5 million in fiscal 1996 from $0.2 million in fiscal 1995. The increase reflected the accrual of interest related to the 2005 Notes and the Company's increased borrowings under the Old AT&T Credit Facility.

  DEBT CONVERSION EXPENSE AND MINORITY INTEREST

     Debt conversion expense in fiscal 1995 totaled $0.4 million, reflecting expenses incurred in connection with the conversion of certain of the Company's debt to equity in September 1994. AT&T Credit Corporation's minority interest in the Company's operating subsidiaries for which it provided funding reduced operating losses by approximately $0.4 million for fiscal 1996, and by $48,055 for fiscal 1995.

  EBITDA

     EBITDA decreased $7.5 million to ($14.9) million at June 30, 1996 from ($7.4) million at June 30, 1995. This change was due to the changes in revenues, network development, operations and selling, general and administrative expenses discussed above.

  NET LOSS

     As a result of the aforementioned increases in revenues, operating expenses, depreciation and amortization, and interest income and expense, net loss increased $12.1 million to $26.8 million for the fiscal year ended June 30, 1996, from $14.7 million for the fiscal year ended June 30, 1995.

Further, net loss to common stockholders increased to $30.7 million from ($15.7) million for the same periods, due primarily to the increase in net loss, accompanied by a slight increase in preferred stock dividends between periods.

CAPITAL EXPENDITURES; OPERATING CASH FLOW

     As of December 31, 1997, the Company was operating 32 digital fiber optic networks. The costs associated with the initial construction and operation of a network may vary, primarily due to market variations in geographic and demographic characteristics, and the types of construction technologies which can be used to deploy the network. In addition, the Company has implemented aggressive network expansion and optimization programs. This is evidenced by an increase in fiber optic cable miles to 92,528 fiber miles at December 31, 1997 from 48,792 fiber miles at December 31, 1996. The Company also significantly increased the number of buildings connected to its network to 1,604 at December 31, 1997 from 595 at December 31, 1996.

     As the Company develops, introduces and expands its high-speed data, enhanced voice messaging and local switched services in each of its markets, additional capital expenditures and net operating costs will be incurred. The amount of these costs will vary, based on the number of customers served and the actual services provided to the customers.

     Although as of December 31, 1997, the Company was generating revenues from all of its fiber optic networks, on a consolidated basis, it is still incurring negative cash flows due, in part, to the funding requirements for continuing network construction or development and to the roll-out of new data and switched voice services. The Company expects it will continue to incur negative cash flow for at least two years. There can be no assurance that the Company's networks or any of its other services will ever provide a revenue base adequate to sustain profitability or generate positive cash flow. The Company estimates that in 1998, capital required for implementation of its integrated networks and its other services and to fund negative cash flow will be approximately $200 million. The Company anticipates that current cash resources are sufficient to fund its continuing negative cash flow and required capital expenditures in the near future.

LIQUIDITY AND CAPITAL RESOURCES

     The Company's further development and enhancement of new services as well as the continued development, construction, expansion, operation and potential acquisition of networks, will require substantial capital expenditures. The funding of these expenditures is dependent upon the Company's ability to raise substantial financing. As of December 31, 1997, the Company had raised approximately $625 million from debt and equity financings. The Company estimates that for 1998, capital required for expansion of its infrastructure and services and to fund negative cash flow will be approximately $200 million. At December 31, 1997, the Company had approximately $261.0 million of cash and cash equivalents available for such purposes. The Company continues to consider potential acquisitions or other arrangements that may fit the Company's strategic plan. Any such acquisitions or arrangements that the Company might consider are likely to require additional equity or debt financing, which the Company will seek to obtain as required and may also require that the Company obtain the consent of its debt holders.

     Management anticipates that the Company's current cash resources are sufficient to fund the Company's continuing negative cash flow and required capital expenditures in the near future. To meet its additional remaining capital requirements and to successfully implement its strategy, the Company will be required to sell additional equity securities, increase its existing credit facility, acquire additional credit facilities or sell additional debt securities, certain of which would require the consent of the Company's debt holders. Accordingly, there can be no assurance that the Company will be able to obtain the additional financing necessary to satisfy its cash requirements or to implement its strategy successfully, in which event the Company will be unable to fund its ongoing operations, which would have a material adverse effect on its business, results of operations and financial condition.

     On November 14, 1995, the Company completed a private offering of the 2005 Notes and warrants from which the Company received approximately $96.1 million in net proceeds. The 2005 Notes will accrue to an aggregate principal amount of $190.0 million by November 1, 2000, after which cash interest will accrue and be payable on a semi-annual basis.

     The Company also received net proceeds of approximately $4.7 million from the private sale of an additional 50,000 shares of its preferred stock to a principal stockholder and the exercise by that stockholder of warrants to purchase 214,286 shares of Common Stock acquired in the Company's June 1995 preferred stock private placement.

     On March 21, 1996, the Company completed a private offering of the 2006 Notes from which the Company received net proceeds of approximately $61.8 million. The 2006 Notes will accrue to an aggregate principal amount of $120.0 million by April 1, 2001, after which cash interest will accrue and be payable on a semi-annual basis.

     On April 15, 1997, the Company completed the offering of 8,000,000 shares of Common Stock. In connection therewith, the Company completed the sale of an additional 660,000 shares on May 14, 1997 upon exercise of the underwriters' over-allotment option and received aggregate net proceeds of approximately $40.0 million from the sale of these 8,660,000 shares.

     On July 10, 1997, the Company completed the Unit Offering from which the Company received net proceeds of approximately $70 million. Dividends on the 14 3/4% Preferred Stock accrue from the date of issuance, are cumulative and are payable quarterly in arrears, at a rate per annum of 14 3/4% of the liquidation preference per share. Dividends on the 14 3/4% Preferred Stock will be paid, at the Company's option, either in cash or by the issuance of additional shares of 14 3/4% Preferred Stock; provided, however, that after June 30, 2002, to the extent and for so long as the Company is not precluded from paying cash dividends on the 14 3/4% Preferred Stock by the terms of any then outstanding indebtedness or any other agreement or instrument to which the Company is then subject, the Company shall pay dividends on the 14 3/4% Preferred Stock in cash.

     On July 23, 1997, the Company completed the sale of the 2007 Notes. Of the total net proceeds of $204.3 million, the Company placed $70.0 million representing funds sufficient to pay the first five interest payments on the 2007 Notes into an escrow account for the benefit of the holders thereof. Payments of interest on the 2007 Notes are payable semi-annually, and began in January 1998.

     In October 1997, the Company issued the 12 3/4% Preferred Stock from which the Company received net proceeds of approximately $146.0 million. Dividends on the 12 3/4% Preferred Stock accrue from the date of issuance, are cumulative and are payable quarterly in arrears, at a rate per annum of 12 3/4% of the liquidation preference per share. Dividends on the 12 3/4% Preferred Stock will be paid, at the Company's option, either in cash or by the issuance of additional shares of 12 3/4% Preferred Stock; provided, however, that after October 15, 2002, to the extent and for so long as the Company is not precluded from paying cash dividends on the 12 3/4% Preferred Stock by the terms of any agreement or instrument governing any of its then outstanding indebtedness, the Company shall pay dividends on the 12 3/4% Preferred Stock in cash.

     The Company intends to use the remaining proceeds from the sale of the Existing Notes, the 14 3/4% Preferred Stock and the 12 3/4% Preferred Stock towards expansion and construction of local fiber optic networks, the further expansion and introduction of services and to fund negative operating cash flow.

     On December 30, 1997, the Company entered into the New AT&T Credit Facility for the development and construction of fiber optic local networks. The Company has financing commitments for $35.0 million under the New AT&T Credit Facility, of which $35.0 had been borrowed as of December 31, 1997. Payments of interest on borrowings under the New AT&T Credit Facility are payable quarterly, commencing in December 1998. See "Description of Certain Indebtedness -- New AT&T Credit Facility".

EFFECTS OF NEW ACCOUNTING STANDARDS

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 129 (FAS 129), "Disclosure of Information about Capital Structure." The Company is required to adopt the provisions of this Statement for fiscal years ending after December 15, 1997. This Statement continues the previous requirement to disclose certain information about an entity's capital structure found in APB Opinions No. 10, "Omnibus Opinion -- 1966," No. 15, "Earnings per Share," and FASB Statement No. 47, "Disclosure of Long-Term Obligations," for entities that were subject to the requirements of those standards. As the Company has been subject to the requirements of each of those standards, adoption of FAS No. 129 will have no impact on the Company's financial statements.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 130 (FAS No. 130), "Reporting Comprehensive Income." FAS No. 130 established standards for the reporting and display of comprehensive income and its components in the financial statements. The Company is required to adopt the provisions of this Statement for fiscal years beginning after December 15, 1997. Earlier application is permitted; however, upon adoption the Company will be required to reclassify previously reported annual and interim financial statements. The Company believes that the disclosure of comprehensive income in accordance with the provisions of FAS No. 130 will not materially impact the manner of presentation of its financial statements as currently and previously reported.

     In June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 (FAS No. 131), "Disclosure about Segments of an Enterprise and Related Information." FAS No. 131 requires the Company to present certain information about operating segments and related information, including geographic and major customer data, in its annual financial statements and in condensed financial statements for interim periods. The Company is required to adopt the provisions of this Statement for fiscal years beginning after December 15, 1997. Earlier application is permitted; however, upon adoption the Company will be required to restate previously reported annual segment and related information in accordance with the provisions of FAS No.
131. The Company has not completed its analysis of the impact on the financial statements that will be caused by the adoption of this Statement.

SUBSEQUENT EVENT

     On February 26, 1998, the Company executed the Amendments to the Existing Indentures in order to improve the ability of the Company and its subsidiaries to incur additional indebtedness or make certain investments or acquisitions. See "Description of Certain Indebtedness".

YEAR 2000 PROGRAM

     Many computer systems experience problems handling dates beyond the year 1999. Therefore, some computer hardware and software will need to be modified prior to the year 2000 in order to remain functional. The Company is completing its preliminary assessment of both the internal readiness of its computer systems and the compliance of its network and services sold to customers. The Company expects to implement successfully the systems and programming changes necessary to address year 2000 issues, and based on its initial evaluation, does not believe that the cost of such actions will have a material adverse effect on the Company's results of operations or financial condition. There can be no assurance, however, that there will not be a delay in, or increased costs associated with, the implementation of such changes, and the Company's inability to implement such changes could have an adverse effect on future results of operations. Further, if the hardware or software comprising the Company's network elements acquired from third party vendors or the software applications of the ILECs, long distance carriers or others on whose services the Company depends or with whom the Company's systems interface are not year 2000 compliant, it could affect the Company's systems, which could have a material adverse effect on the Company's business, financial condition and results of operations.

                                    BUSINESS

THE COMPANY

     American Communications Services, Inc., formed in 1993, seeks to be a leading facilities-based ICP to businesses primarily in major markets in the southern half of the United States. By the end of 1997, the Company had become one of the first CLECs to combine the provision of dedicated, local and long distance voice services with frame relay, ATM and Internet services. Having established this suite of telecommunications services which emphasizes data capabilities in addition to traditional CLEC offerings, the Company has evolved into an ICP. ACSI seeks to provide customers with superior service and competitive prices while offering a single source for integrated communications services designed to meet its business customers' needs. The Company's facilities-based network infrastructure is designed to provide services to customers on an end-to-end basis, and, as of December 31, 1997, was comprised of 1,061 route miles of fiber in its 32 local networks in 19 states, 39 Newbridge ATM switches, 16 Lucent 5ESS switches and approximately 22,000 backbone longhaul miles in its coast-to-coast broadband data network.

     With the passage of the FTA, the Company has enhanced the scope of its product offerings from dedicated services to a full range of switched voice, data and Internet services in order to meet the needs of business end-users, and is expanding its sales, marketing, customer care and OSS capabilities. The Company introduced local switched voice services, including local exchange services in late 1996 and long distance services in late 1997. By December 31, 1997, ACSI had sold 43,581 customer access lines, of which 35,105 were installed, representing a significant increase over the 360 access lines sold as of March 31, 1997.

     The Company believes that there is significant unmet demand by businesses for integrated voice and data services from a single-source communications provider. In addition, the domestic market for Internet-related business services is growing rapidly. The Company believes that, through its data network, it is well positioned to satisfy these customer demands by providing its suite of network solutions. This suite of services is integrated through its proprietary e.spire Internet access product, which combines its ISP capabilities and ATM, frame relay, and IP services. The Company also provides additional Internet-based and other data custom solutions and value-added services such as web hosting, managed services and firewall services. E.spire currently is offered in the Company's Florida markets and the Company intends to offer e.spire and the Company's other Internet-based services in substantially all of its markets by the end of 1998 to complement its existing data services.

     For the year ended December 31, 1997, approximately 42% of the Company's revenues were derived from special access and dedicated services, approximately 38% from data and Internet services and approximately 20% from switched local and other services. Revenues for the year ended December 31, 1997, increased $49.6 million, or 527%, to $59.0 million from $9.4 million for the year ended December 31, 1996. As of December 31, 1997, the Company served over 3,500 telecommunications customers.

     ACSI believes that a key factor in the successful implementation of its strategy and its improved operating performance is the quality of its management team. In the past fifteen months, the Company hired Jack E. Reich as President and Chief Executive Officer and David L. Piazza as Chief Financial Officer, complementing Tony Pompliano, the Company's founder and Chairman, and Riley Murphy, the Company's General Counsel. In addition, the Company recently hired Ronald E. Spears as Chief Operating Officer. Collectively, these individuals have an average of 21 years of telecommunications industry experience. The Company also has significantly increased its marketing and sales forces during the past year by hiring an additional 178 employees in such departments. As of December 31, 1997, the Company had a total of 245 employees in its marketing and sales forces, a 266% increase from December 31, 1996.

STRATEGY

     The Company seeks to provide its customers a choice for local access, utilizing its facilities-based network infrastructure to deliver both voice and data solutions. In order to increase penetration in its target markets, build brand recognition and achieve its strategic objectives, the Company seeks to:

  PROVIDE "ONE-STOP" INTEGRATED COMMUNICATIONS SERVICES

     To meet customer demand and to accelerate penetration in its markets, the Company has broadened the range of voice, data and Internet services it offers and has integrated these services into a bundled package offering a single source solution designed to meet its customers' communications needs. In 1997, the Company introduced new voice products such as local dial tone, long distance, audio conferencing and voice messaging services. In addition, through the 1997 Cybergate Acquisition, the Company also introduced its Internet services and, as of December 31, 1997, served over 39,000 Internet customers. In late 1997, the Company introduced e.spire, which it intends to offer in substantially all of its markets by the end of 1998. The Company believes that its ability to provide one-stop integrated communications services will enable it to capture a larger portion of its customers' total expenditures on communication services, and reduce customer turnover.

  EXPLOIT RAPIDLY GROWING MARKET FOR DATA SERVICES

     The Company believes that the market for data services is one of the fastest growing segments of the communications market. The Company's new suite of data products consists primarily of the e.spire family of high-speed Internet and data services for small and medium-sized businesses. E.spire traffic will be transported over ACSINet, the Company's coast-to-coast, leased broadband data communications network.

  ENHANCE FACILITIES-BASED INFRASTRUCTURE

     Expansion of the Company's facilities-based infrastructure will increase the proportion of communications traffic that is originated and/or terminated on its network and switching facilities, which the Company believes will result in higher long-term operating margins and greater control over its network operations. The Company uses both an on-net and a resale strategy to capture new customers, and intends to accelerate migration of traffic onto its own facilities.

     The Company will continue to install voice and data switches, construct SONET digital local fiber networks and increase the reach of its data backbone. The Company's expansion decisions are structured to efficiently deploy capital and are based upon a number of economic factors, including customer demographics in each market and anticipated cost savings associated with particular installations. The Company's state-of-the-art infrastructure and high capacity bandwidth facilitate efficient network expansion. In 1998, the Company intends to add approximately 500 route miles of fiber optic network and nine voice and five data switches.

  BUILD MARKET SHARE THROUGH FOCUSED CUSTOMER SALES AND SERVICE

     The Company believes that its local, customer-oriented, single point-of-service sales structure facilitates greater customer care in both the sales and customer service processes and differentiates ACSI as a customer-focused telecommunications services provider. In addition to its field sales force, the Company's major account team targets large national accounts, and its carrier sales group targets dedicated services to long distance carriers and ISPs. As of December 31, 1997, the Company had 245 employees in its marketing and sales forces, an increase of over 250% from December 31, 1996. The Company supplements its internal marketing and sales force through alternative sales channels, and had executed 95 sales agency agreements as of December 31, 1997.

     The Company currently is implementing an integrated customer care strategy that emphasizes infrastructure improvements, training of personnel, performance monitoring and image/brand recognition. The customer care strategy is intended to provide a heightened level of responsive and cost efficient customer service across the Company's full range of existing and planned products and services, with a particular emphasis on operational support and other information/financial systems. The Company is in the process of supplementing its customer service effort with an integrated customer care and billing software platform, differentiating ACSI from its major competitors.

  MAINTAIN GEOGRAPHIC FOCUS

     The Company intends to continue to target businesses in the southern half of the United States, its primary service area, and strives to be the first to market integrated communications services in each of its markets. The Company believes that this region is attractive due to a number of factors, including:
(i) a large number of rapidly growing metropolitan clusters, such as Washington D.C./ Baltimore/Northern Virginia, Dallas/Fort Worth/Irving, Miami/Fort Lauderdale, Greenville/Spartanburg and Kansas City and (ii) certain markets which may be generally less competitive.

  EXPAND THROUGH STRATEGIC ACQUISITIONS AND ALLIANCES

     The Company believes that acquisitions of, and joint ventures and other strategic alliances with, related or complementary businesses in its region will enable it to more rapidly execute its business plan by providing additional customers, new products and services, service and technical support and additional cash flow. For example, the Cybergate Acquisition increased the Company's penetration of its current markets and accelerated its entry into new markets by expanding the scope of the Company's Internet product offerings. As part of its expansion strategy the Company plans to consider additional acquisitions, joint ventures and strategic alliances in communications, Internet access and other related service areas.

ACSI SERVICES

     DEDICATED SERVICES. The Company's dedicated services provide high capacity non-switched interconnections: (i) between POPs of the same IXC; (ii) between POPs of different IXCs; (iii) between large business and government end-users and their selected IXCs; (iv) between an IXC POP and an ILEC central office or between two ILEC central offices; and (v) between different locations of business or government end-users.

     - SPECIAL ACCESS SERVICES. Special access services provide a link between an end-user location and the POP of its IXC, or links between IXC POPs, thus bypassing the facilities of the ILEC. These services, which may be ordered by either the long distance customer or directly by its IXC, typically provide the customer better reliability, shorter installation intervals, and lower costs than similar services offered by the ILEC. Customer charges are based on the number of channel terminations, fixed and mileage-sensitive transport charges, and costs for any services required to multiplex circuits.

     - SWITCHED TRANSPORT SERVICES. Switched transport services are offered to IXCs that have large volumes of long distance traffic aggregated by a ILEC switch at a central office where the Company has collocated its network. The Company provides dedicated facilities for transporting these aggregated volumes of long distance traffic from the ILEC central office to its POP or between ILEC central offices.

     - PRIVATE LINE SERVICES. Private line services provide dedicated facilities between two end-user locations in the same metropolitan area (e.g., a central banking facility and a branch office or a manufacturing facility and its remote data processing center) and are priced like special access services (channel termination charges plus transport and any associated multiplexing charges). The Company expects the demand for private line service to increase in conjunction with higher bandwidth customer applications.

     SWITCHED VOICE SERVICES. As of December 31, 1997, the Company had installed 16 Lucent 5ESS switches to provide facilities-based local exchange service in 16 of its markets. The Company also provides such services on a resale basis in 35 markets. As an adjunct to its local switched services, the Company provides long distance, calling card and other interLATA services.

     The Company's switched voice services include telephone exchange service, including optional enhanced services such as call waiting, caller ID and three-way conference calling; switching traffic between ACSI's switch and a business customer's PBX and routing local, intraLATA and interLATA phone calls according to the customers' specific requirements; providing local dial tone services with functionality such as free internal communications, call forwarding, call transfer, conference call and speed dialing; ISDN data services; and origination and termination of long distance traffic between a customer premises and interexchange carrier via shared trunks utilizing the Company's local switch.

     HIGH SPEED INTERNET AND DATA SERVICES AND CYBERGATE ACQUISITION. In January 1997, the Company consummated the Cybergate Acquisition. Cybergate, Inc. ("Cybergate"), an ISP, delivers high-speed data communications services, including computer network connections and related infrastructure services, that provide both commercial and residential customers access to the Internet through their personal computers and the use of a modem. As of December 31, 1997, Cybergate had over 39,000 customers. The Cybergate Acquisition enabled ACSI to become a major provider of high-speed data communications services in the southern United States.

     In 1997, the Company introduced the e.spire family of high-speed Internet and data services for businesses as well as government and educational institutions, ISPs and carriers. The e.spire family of services operates over ACSINet, the Company's coast-to-coast, leased broadband data communications network which supports the following services:

     - E.SPIRE INTERNET ACCESS SERVICE. The ACSINet Internet data backbone is connected to the Global Internet via public and private peering arrangements with Tier I-Internet backbone providers at strategic NAPs across the United States. This enables the Company to provide high-quality dedicated and dial-up Internet connectivity and IP transport for the business and reseller community. The service is targeted to consumers, local and regional ISPs and corporate Internet users requiring dedicated access. The service operates at dedicated speeds ranging from 56 kbps to 45 Mbps and at industry-standard dial-up speeds.

     - E.SPIRE FRAME RELAY SERVICE. This service is designed for bandwidth needs that vary, and for interconnecting geographically dispersed networks and equipment. Businesses of any size can take advantage of e.spire Frame Relay for internetworking, application sharing, e-mail, file transfer, PC-to-PC and PC-to-Server communications. The ACSINet Frame Relay backbone is connected to frame relay networks of other key providers via NNIs (Network-to-Network Interfaces) thus enabling the Company to offer comprehensive solutions to local, regional, and national businesses regardless of their location. This service supports standard multi-protocol encapsulation which makes it easier to integrate new and legacy systems. The service support user port connections ranging from 56 kbps to 1.5 Mbps with a wide range of Committed Information Rates.

     - E.SPIRE ATM SERVICE. This service provides a solution to local, regional and national businesses with highbandwidth, delay-sensitive data communications applications. With e.spire ATM service, the performance needs of complex, media-rich applications such as CAD/CAM, remote super-computing, medical imaging, video conferencing, and voice calls are easily met. This service is also ideal for higher-volume users of applications such as PC-to-server and file transfer. The service supports both Constant Bit Rate and Variable Bit Rate service levels over Permanent Virtual Circuits with user port speeds ranging from 2 Mbps to 45 Mbps.

     - E.SPIRE BUNDLED INTERNET SOLUTIONS. The Company also provides turnkey business Internet solutions. These solutions include dedicated Internet Access, pre-configured Customer Premises Equipment, web site hosting account, domain name registration and maintenance, news feed, and end-to-end service installation. These solutions enable businesses to benefit from integrated billing and network management.

     - E.SPIRE CUSTOM NETWORK SERVICES. These services include design, installation, maintenance, hardware (such as switches, routers and modems) and configuration (such as maintaining consistent versions of the router software and deploying consistent configurations) of a customer's network. The Company's custom network services are designed to eliminate many of the timing, coordination and inter-operability issues that arise in installations requiring multiple vendors.

     - E.SPIRE MANAGED NETWORK SERVICE. This service provides complete management and monitoring of all customer equipment and network elements needed to operate dedicated Internet or frame relay services. Companies of all sizes can enhance their competitive performance, eliminating the need to commit their own resources to the costly, time-consuming job of network management.

SALES, MARKETING AND SERVICE DELIVERY

     The Company seeks to provide its customers a choice for local access, utilizing its facilities-based network infrastructure to deliver both voice and data solutions. The Company's customers include corporations, financial services companies, government departments and agencies, and academic, scientific and other major institutions as well as ISPs, IXCs and other carriers.

     The Company's sales and marketing approach is to build long-term business relationships with its customers, with the intent of becoming the single source provider of their telecommunications services. The Company's sales force includes specialized professionals who focus on sales to retail, wholesale and alternate channel (agents and value-added resellers) consumers of the Company's telecommunications services. The Company's sales staff works to gain a better understanding of the customer's operations in order to develop innovative, application-specific solutions to each customer's needs. Sales personnel locate potential business customers by several methods, including customer referral, market research, cold calling and networking alliances.

     Enhanced data services, like all other Company services, are sold through the Company's existing sales force and supported by engineers and other sales channels such as agents and value-added resellers, including independent providers of communications hardware to customers. This approach enables the Company to (i) emphasize the applications solutions aspects of enhanced data services and (ii) utilize the expertise and resources of other vendors. The Company intends to continue expanding its sales and engineering support staff and other technical specialists in order to meet the growing demand for enhanced data services. See "-- Network".

     Historically, the Company has established new customer relationships by providing customers with local or data services and subsequently marketing additional services to such customers. Having evolved into an ICP, however, the Company intends to emphasize its ability to provide customers "one-stop" integrated voice, data and Internet communications services in its sales and marketing efforts.

     The Company's service delivery staff is primarily responsible for coordinating service and installation activities. Service delivery activities include coordinating installation dates and equipment delivery and testing. The Company's customer service and technical staff plans, engineers, monitors and maintains the integrity, quality and availability of the Company's networks. The Company's technical staff are available to customers 24 hours every day.

NETWORK

     The Company has deployed its network infrastructure on a "smart-build" approach, selecting the most economic alternative of constructing or leasing facilities or a combination thereof. As of December 31, 1997, the Company had local fiber optic networks in service in 32 markets. The Company continues to expand those networks and will look to identify new markets for other network expansion opportunities. The Company generally chooses to own facilities where
(i) there is no attractive fiber optic network alternative, (ii) ownership creates strategic value for the Company and/or (iii) large concentrations of telecommunications traffic are accessible, or have been secured, to justify network construction. In addition to the "build" vs. "lease" decision for network deployment, the Company also will consider potential network acquisitions from time to time.

     The Company also seeks to expand the reach of its backbone data network through agreements with certain third parties to deliver enhanced data communications services through a seamless data network. Often, the Company offers data services in geographic markets where it has not deployed its own local fiber optic network by leasing facilities from a variety of entities, including ILECs, utilities, IXCs, cable companies and various transit/highway authorities. In many cases, such capacity is obtained through the purchase of "dark fiber." The combination of the Company's local networks and its broadband data backbone network comprise the seamless network platform which the Company utilizes to offer its broad array of telecommunications services to customers.

     The Company utilizes Newbridge ATM networking technology on its data backbone network, allowing its network capacity to be efficiently shared between multiple platforms. The Company's local networks are comprised of fiber optic cable, integrated switching facilities, advanced electronics, data switching equipment (e.g., frame relay and ATM), transmission equipment and associated wiring and equipment. By virtue of their state-of-the-art equipment and ring-like architecture, the Company's networks offer electronic redundancy and diverse access routing. Through automatic protection switching, if any electrical component or fiber optic strand fails, the signal is instantaneously switched to a "hot standby" component or fiber. Since network outages and transmission errors can be very disruptive and costly to long distance carriers and other customers, consistent reliability is critical to customers.

     In those markets where the Company chooses to deploy broadband fiber networks, the Company's strategy is to first develop the "carrier ring" portion of its network, a high capacity network designed to be accessible to all the major long distance carriers and key ILEC central offices in the area. This portion of the network allows the Company to provide access to the ILEC central offices, the IXC POPs and customer buildings. Second, the Company designs a larger "backbone ring" extending from the carrier ring, with a view toward making the network accessible to the largest concentration of telecommunciations-intensive business and government customers in the area. Hubs are strategically located on the backbone ring. Third, the Company concentrates its sales and marketing efforts on adding business and government customers located on or very near its backbone network and hub locations. Once the Company determines that there is sufficient customer demand in a particular area, it extends "distribution rings" from the backbone ring to reach specific business customers in that area. The Company's emphasis is on the building and expansion of these local networks to reach end user customers in buildings or office parks with substantial telecommunications needs.

     The Company's network management center in Annapolis Junction, Maryland monitors all of the Company's networks from one central location. Centralized electronic monitoring and control of the Company's networks allows the Company to avoid duplication of this function in each city. This consolidated operations center also helps make the Company's per customer monitoring and customer service costs lower than if such costs were monitored on a single-city basis. The Company also plans to enhance its use of this facility to monitor the performance of data and switched voice services. During 1997, the Company performed various network management services for other telecommunications service providers and plans to continue to offer these services on a limited basis.

INDUSTRY OVERVIEW

     The continuing deregulation of the telecommunications industry and technological change have resulted in an increasingly information-intensive business environment. Regulatory, technological, marketing and competitive trends have expanded substantially the Company's opportunities in the converging voice and data communications services markets. Technological advances, including rapid growth of the Internet, the increased use of packet switching technology for voice communications and the growth of multimedia applications, are expected to result in substantial growth in the high-speed data services market.

     DEDICATED SERVICES. Competition in the local exchange services market began in the mid-1980s. In New York City, Chicago and Washington, D.C., newly formed companies provided dedicated non-switched services by installing fiber optic facilities connecting POPs of IXCs within a metropolitan area and, in some cases, connecting business and government end-users with IXCs. Most of the early competitors operated limited networks in the central business districts of major cities in the U.S. where the highest concentration of voice and data traffic, including IXC traffic, is typically found. CAPs used the substantial capacity and economies of scale inherent in fiber optic cable to offer customers service that was generally less expensive and of higher quality than could be obtained from the ILECs due, in part, to antiquated copper-based facilities used in many ILEC networks.

     LOCAL SWITCHED VOICE SERVICES. The FCC Interconnection Decisions in 1992 and 1993 enabled CAPs to provide interstate switched access services in competition with ILECs, which has encouraged the development of the competitive interstate switched access market. Competition in this market was further enhanced with the passage of the FTA, which requires (i) removal of state, local and long distance entry barriers, (ii) ILECs to provide interconnections to their facilities, and (iii) access to rights-of-way.

     DATA COMMUNICATIONS SERVICES. The Company believes that high-speed data communications services represent one of the fastest growing segments of the telecommunications services market, due in part to the continuing proliferation of computers and the increasing need to interconnect these computers via local and wide area networks, the dramatic growth of the Internet and the emergence of multimedia applications. Together, these applications have spawned numerous network technologies and communications protocols to support legacy, current and emerging needs. The domestic network infrastructure currently supporting both voice and data transport requirements, which focuses on IP switching and framed relay services, is being strained by the increasing demand for high-bandwidth transport at both the local and national levels. The Company believes that the increasing volume and complexity of high-speed applications will further strain the domestic network infrastructure and create an opportunity for ACSI to provide a single high-quality ATM-based network capable of consistently supporting diverse data communications needs. In addition, businesses are increasingly using the Internet to transmit e-mail, engage in commercial transactions (e.g., electronic commerce) and develop internal communications networks, or "intranets." Increasing business utilization of the Internet has added to the demand for higher-speed access applications.

COMPETITION

     The Company operates in a highly competitive environment and currently does not have a significant market share in any of its markets. Most of its actual and potential competitors have substantially greater financial, technical, marketing and other resources (including brand name recognition) than the Company. Also, the continuing trend toward business alliances in the telecommunications industry and the absence of substantial barriers to entry in the data and Internet services markets, could give rise to significant new competition.

     In each of its markets, the Company's primary competitor is the ILEC serving that geographic area. ILECs are established providers of dedicated and local telephone services to all or virtually all telephone subscribers within their respective service areas. ILECs also have long-standing relationships with regulatory authorities at the federal and state levels. While recent FCC administrative decisions and initiatives provide increased business opportunities to voice, data and Internet-service providers such as the Company, they also provide the ILECs with increased pricing flexibility for their private line and special access and switched access services. In addition, with respect to competitive access services (as opposed to switched local exchange services), the FCC recently proposed a rule that would provide for increased ILEC pricing flexibility and deregulation for such access services either automatically or after certain competitive levels are reached. If the ILECs are allowed additional flexibility by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, the income of competitors to the ILECs, including the Company, could be materially adversely affected. If future regulatory decisions afford the ILECs increased access services, pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on competitors to the ILEC, including the Company.

     In the local exchange market, the Company also faces competition or prospective competition from several other carriers, many of which have significantly greater financial resources than the Company. For example, AT&T Corp., MCI Communications Corporation and Sprint Corporation, which historically have been purely long distance carriers, have each begun to offer local telecommunications services in major U.S. markets using their own facilities or by resale of the ILECs' or other providers' services. In addition to these long distance service providers, entities that currently offer or are potentially capable of offering local switched services include companies that have previously been known purely as CAPs, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and large customers who build private networks. These entities, upon entering into appropriate interconnection agreements or resale agreements with ILECs, including RBOCs, can offer single source local and long distance services, like those offered by the Company. In addition, a continuing trend towards business combinations and alliances in the telecommunications industry may create significant new competitors to the Company. The proposed merger of WorldCom, Inc. and MCI Communications Corporation or AT&T Corp.'s proposed acquisition of Teleport Communications Group, Inc. are examples of some of the alliances that are being formed. Many of these combined entities may have resources far greater than those of the Company. These combined entities may provide a bundled package of telecommunications products, including local and long distance telephony, that is in direct competition with the products offered by the Company.

     The Company will also face competition from other fixed wireless services, including MMDS, LMDS, 24 GHz and 38 GHz wireless communications systems, WCS, FCC Part 15 unlicensed wireless radio devices, and other services that use existing point-to-point wireless channels on other frequencies. The FCC has issued or is in the process of issuing licenses for these services to provide broadband integrated telecommunications services on a point-to-point and/or point-to-multipoint basis. Many of these service providers have already raised substantial capital and have commenced building their wide-area networks, primarily in urban areas. Upon entering into appropriate interconnection agreements with ILECs, these service providers are expected to provide integrated voice and data services comparable to those the Company currently offers or intends to offer. Many of these companies have announced plans to target small and medium-sized businesses and may enjoy certain advantages over the Company with respect to the speed with which they can deploy their own facilities directly serving end user premises to the extent that they need not lease or resell "last mile" facilities from the ILEC. In addition, the FCC has allocated a number of spectrum blocks for use by wireless devices that do not require site or network licensing. A number of vendors have developed such devices that may provide competition to the Company, in particular for certain low data-rate transmission services.

     With respect to mobile wireless telephone system operators, the FCC has authorized cellular, PCS, and other CMRS providers to offer wireless services to fixed locations, rather than just to mobile customers, in whatever capacity such CMRS providers choose. Previously, cellular providers could provide service to fixed locations only on an ancillary or incidental basis. This authority to provide fixed as well as mobile services will enable CMRS providers to offer wireless local loop service and other services to fixed locations (e.g., office and apartment buildings) in direct competition with the Company and other providers of traditional wireless telephone service.

     Section 271 of the FTA prohibits an RBOC from providing otherwise long-distance service that originates (or in certain cases terminates) in one of its in-region states until the RBOC has satisfied certain statutory conditions in that state and has received the approval of the FCC. The FCC has denied the following applications for such approval: SBC Communications, Inc.'s Oklahoma application in June 1997; Ameritech Inc.'s Michigan application in August 1997; and BellSouth Corporation's applications for South Carolina and Louisiana in December 1997 and February 1998, respectively. The Company anticipates that a number of RBOCs will file additional applications for in-region long distance authority in 1998. The FCC will have 90 days from the date an application for in-region long distance authority is filed to decide whether to grant or deny the application.

     Once the RBOCs are allowed to offer widespread in-region long distance services, both they and the largest IXCs will be in a position to offer single-source local and long distance. On December 31, 1997, a United States District Court judge in Texas held unconstitutional certain sections of the FTA, including Section 271. This decision would permit the three RBOCs immediately to begin offering widespread in-region long distance services. The decision, however, was stayed on February 11, 1998 by the Court upon motion from the defendants. Unless overturned on appeal, this decision could have a material adverse effect on the Company. The Company expects that the FCC and certain IXCs will file appeals of the decision with the United States Court of Appeals for the Fifth Circuit. Although there can be no assurance as to the outcome of this litigation, the Company believes that significant parts of the District Court decision may be reversed or vacated on appeal.

     In addition, new FCC rules went into effect in February 1998 which will make it substantially easier for many non-U.S. telecommunications companies to enter the U.S. market, thus potentially further increasing the number of competitors.

     The market for data communications and Internet access services, including IP switching, is extremely competitive. There are no substantial barriers to entry, and the Company expects that competition will intensify in the future. The Company believes that its ability to compete successfully depends on a number of factors, including: market presence; the ability to execute a rapid expansion strategy: the capacity, reliability and security of its network infrastructure; ease of access to and navigation of the Internet; the pricing policies of its competitors and suppliers; the timing of the introduction of new services by the Company and its competitors; the Company's ability to support industry standards; and general industry and economic trends. The Company's success in this market will depend heavily upon its ability to provide high quality Internet connectivity and value-added Internet services at competitive prices.

REGULATION

  OVERVIEW

     The Company's services are subject to federal, state and local regulation. The FCC exercises jurisdiction over all facilities and services of telecommunications common carriers to the extent those facilities are used to provide, originate or terminate interstate or international communications. State regulatory commissions retain jurisdiction over the Company's facilities and services to the extent they are used to originate or terminate intrastate communications. Local governments may require the Company to obtain licenses or franchises regulating use of public rights-of-way necessary to install and operate its networks.

  THE FEDERAL TELECOMMUNICATIONS ACT OF 1996

     STATUTORY REQUIREMENTS. On February 1, 1996, the U.S. Congress enacted comprehensive telecommunications reform legislation, which the President signed into law as the FTA on February 8, 1996. The Company believes that this legislation is likely to enhance competition in the local telecommunications marketplace because it (i) preempts state and local entry barriers and gives the FCC authority to enforce such preemption, (ii) requires ILECs to provide interconnection to their facilities, (iii) facilitates end-users' choice to switch service providers from ILECs to CLECs and (iv) requires access to rights-of-way.

     The FTA requires all LECs (including ILECs and CLECs): (i) not to prohibit or unduly restrict resale of their services; (ii) to provide number portability;
(iii) to provide dialing parity and nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listings; (iv) to afford access to poles, ducts, conduits and rights-of-way; and (v) to establish reciprocal compensation arrangements for the transport and termination of local telecommunications traffic. It also requires ILECs to negotiate local interconnection agreements in good faith and to provide interconnection (a) for the transmission and routing of telephone exchange service and exchange access,
(b) at any technically feasible point within the ILEC's network, (c) that is at least equal in quality to that provided by the ILEC to itself, its affiliates or any other party to which the ILEC provides interconnection, (d) at rates, terms and conditions that are just, reasonable and nondiscriminatory. ILECs also are required under the new law to provide nondiscriminatory access to network elements on an unbundled basis at any technically feasible point, to offer their local telephone services for resale at wholesale rates, and to facilitate collocation of equipment necessary for competitors to interconnect with or access unbundled network elements.

     In addition, the FTA requires RBOCs to comply with certain safeguards and offer interconnection that satisfies a prescribed 14-point competitive checklist before the RBOCs are permitted to provide in-region interLATA (i.e. long distance) services. These safeguards are designed to ensure that the RBOCs' competitors have access to local exchange and exchange access services on nondiscriminatory terms and that subscribers of regulated non-competitive RBOC services do not subsidize their provision of competitive services. The safeguards also are intended to promote competition by preventing RBOCs from using their market power in local exchange services to obtain an anti-competitive advantage in the provision of other services.

     Three RBOCs, Ameritech, Southwestern Bell ("SBC") and BellSouth, have filed applications with the FCC for authority to provide in-region interLATA service in selected states. The FCC has denied all such RBOC applications for in-region long distance authority filed to date. The denials of certain of these RBOC applications by the FCC are the subjects of judicial appeals and petitions for rehearing at the FCC. Other RBOCs have begun the process of applying to provide in-region interLATA service by filing with state commissions notice of their intent to file at the FCC.

     In addition, several RBOCs have challenged the constitutionality of certain provisions of the FTA which bar the RBOCs from providing in-region interchange and other services by filing a lawsuit in the U.S. District Court for the Northern District of Texas (captioned SBC Communications, Inc. v.

FCC, Civil Action No. 7:97-CV-163-X (Kendall, J.)). On December 31, 1998, Judge Kendall released an order which invalidated Sections 271-273 of the FTA as they pertain to SBC, US West and Bell Atlantic, after finding that these provisions violated the constitutional prohibition against "bills of attainder." Judge Kendall's decision has been appealed to the U.S. Court of Appeals for the Fifth Circuit. Judge Kendall has stayed the effectiveness of his order pending appellate review.

     The FTA also granted important regulatory relief to industry segments which compete with CLECs. ILECs were given substantial new pricing flexibility. RBOCs have the ability to obtain authorization to provide long distance services under prescribed circumstances and were granted new rights to provide certain cable TV services. IXCs were permitted to construct their own local facilities and/or resell local services. State laws no longer can require CATVs to obtain a franchise before offering telecommunications services nor permit CATVs' franchise fees to be based on their telecommunications revenues. In addition, under the FTA all utility holding companies are permitted to diversify into telecommunications services. See "Risk Factors -- Competition".

     FCC RULES IMPLEMENTING THE LOCAL COMPETITION PROVISIONS OF THE FTA. On August 8, 1996, the FCC released a First Report and Order, a Second Report and Order and a Memorandum Opinion and Order in its CC Docket 96-98 (combined, the "Interconnection Orders") that established a framework of minimum, national rules enabling state Public Service Commissions ("PSCs") and the FCC to begin implementing many of the local competition provisions of the FTA. In its Interconnection Orders, the FCC prescribed certain minimum points of interconnection necessary to permit competing carriers to choose the most efficient points at which to interconnect with the ILECs' networks. The FCC also adopted a minimum list of unbundled network elements that ILECs must make available to competitors upon request and a methodology for states to use in establishing rates for interconnection and the purchase of unbundled network elements. The FCC also adopted a methodology for states to use when applying the FTA's "avoided cost standard" for setting wholesale prices with respect to retail services.

     The following summarizes the key issues addressed in the Interconnection Orders.

     - INTERCONNECTION. ILECs are required to provide interconnection for telephone exchange or exchange access service, or both, to any requesting telecommunications carrier at any technically feasible point. The interconnection must be at least equal in quality to that provided by the ILEC to itself or its affiliates and must be provided on rates, terms and conditions that are just, reasonable and nondiscriminatory.

     - ACCESS TO UNBUNDLED ELEMENTS. ILECs are required to provide requesting telecommunications carriers with nondiscriminatory access to network elements on an unbundled basis at any technically feasible point on rates, terms, and conditions that are just, reasonable and nondiscriminatory. At a minimum, ILECs must unbundle and provide access to network interface devices, local loops, local and tandem switches (including all software features provided by such switches), interoffice transmission facilities, signaling and call-related database facilities, operations support systems and information and operator and directory assistance facilities. Further, ILECs may not impose restrictions, limitations or requirements upon the use of any unbundled network elements by other carriers.

     - METHODS OF OBTAINING INTERCONNECTION AND ACCESS TO UNBUNDLED
       ELEMENTS. ILECs are required to provide physical collocation of equipment necessary for interconnection or access to unbundled network elements at the ILEC's premises, except that the ILEC may provide virtual collocation if it demonstrates to the PSC that physical collocation is not practical for technical reasons or because of space limitations.

     - TRANSPORT AND TERMINATION CHARGES. The FCC rules require that LEC charges for transport and termination of local traffic delivered to them by competing LECs must be cost-based and should be based on the LECs' Total Element Long-Run Incremental Cost ("TELRIC") of providing that service. However, as discussed below, the FCC's pricing and costing rules have been vacated by the U.S. Court of Appeals for the Eighth Circuit.

     - PRICING METHODOLOGIES. New entrants were required to pay for interconnection and unbundled elements at rates based on the ILEC's TELRIC of providing a particular network element plus a reasonable share of forward-looking joint and common costs, and may include a reasonable profit. However, as discussed below, these rules have been vacated by the Eighth Circuit.

     - RESALE. ILECs are required to offer for resale any telecommunications service that they provide at retail to subscribers who are not telecommunications carriers. PSCs were required to identify which marketing, billing, collection and other costs will be avoided or that are avoidable by ILECs when they provide services on a wholesale basis and to calculate the portion of the retail rates for those services that is attributable to the avoided and avoidable costs. However, as discussed below, the specific federal pricing requirements have been vacated by the Eighth Circuit.

     - ACCESS TO RIGHTS-OF-WAY. The FCC established procedures and guidelines designed to facilitate the negotiation and mutual provision of nondiscriminatory access by telecommunications carriers and utilities to their poles, ducts, conduits, and rights-of-way.

     - UNIVERSAL SERVICE REFORM. All telecommunications carriers, including the Company, are required to contribute funding for universal service support, on an equitable and nondiscriminatory basis, in an amount sufficient to preserve and advance universal service pursuant to a specific or predictable universal service funding mechanism. On May 8, 1997, the FCC released an order implementing these requirements by reforming its existing access charge and universal service rules. See
       "-- Other Regulation -- Universal Service Reform" below.

     Most provisions of the Interconnection Orders were appealed. Numerous appeals were consolidated for consideration by the Eighth Circuit (captioned Iowa Utilities Board v. FCC). On July 18, 1997, the Court of Appeals released its decision regarding issues raised in the consolidated appeals of the Interconnection Orders. The Interconnection Orders were upheld in part and reversed in part. A non-exclusive list of decisions rendered include that:

     - The FCC exceeded its jurisdiction in establishing rules governing the prices that ILECs may charge competitors for interconnection, unbundled access and resale. The Court ruled that the authority to establish prices for local communications facilities and services is reserved to the States and, thus, vacated the FCC's pricing rules (except as they apply to CMRS providers).

     - The FCC's "pick and choose" rule, which allows competitors to select individual terms of previously approved interconnection agreements for their own use, conflicts with the purposes of the FTA, and also was vacated.

     - The FCC lacks authority to hear formal complaints which involve the review and/or enforcement of certain terms of local interconnection agreements approved by State commissions.

     - The FCC lacks authority to require interconnection agreements which were negotiated before the enactment of the FTA to be submitted for State commission approval.

     - The FCC may not adopt a blanket requirement that State interconnection rules must be consistent with the FCC's regulations.

     - The FCC correctly concluded that ILEC operations support systems, operator services and vertical switching features qualify as network elements that are subject to the unbundling requirements of the FTA.

     - The FCC's definition of "technically feasible" was upheld for purposes of deciding where ILECs must permit interconnection by competitors, but the FCC's use of this term to determine what elements must be unbundled was rejected.

     - The FCC erred in deciding that ILECs could be required by competitors to provide interconnection and unbundled network elements at levels of quality which exceed those levels at which ILECs provide such services to themselves.

     - The FCC cannot require ILECs to recombine network elements for competitors, but competitors may recombine such network elements themselves as necessary to provide telecommunications services.

     - Claims that the unbundling rules constitute an unconstitutional taking were not decided because they were either raised by parties which lacked standing or were not ripe for review.

     - FCC rules and policies regarding the ILECs' duty to provide for physical collocation of equipment were upheld.

     - The FCC's rules requiring ILECs to allow the resale of promotional prices lasting more than 90 days were upheld.

The Interconnection Orders, and resulting local interconnection rules, were vacated in part consistent with these decisions. The U.S. Supreme Court has granted certiorari to review most aspects of the Eight Circuit decision regarding the Interconnection Orders. The Company cannot predict the outcome of this litigation or the requests for reconsideration that remain pending at the FCC. Notably, the FCC recently made the use of forward looking, economic costs for the pricing of local interconnection, transport and termination and unbundled network elements, a temporary condition of its approval of the merger of Bell Atlantic and NYNEX. However, after the FCC indicated in its denial of Ameritech's application for in-region long distance authority that an RBOC's use of such forward looking, economic costs is relevant to the issue of whether it has satisfied the conditions necessary for approval of such an application, the Eighth Circuit issued a mandamus order instructing the FCC not to enforce such a requirement.

     SECTION 706 FORBEARANCE. Section 706 of the FTA gives the FCC the right to forebear from regulating a market if the FCC concludes that such forbearance is necessary to encourage the rapid deployment of advanced telecommunications capability. Section 706 has not been used to date, but in January 1998 Bell Atlantic filed a petition under Section 706 seeking to have the FCC deregulate entirely the provision of packet-switched telecommunications services. Similar petitions were filed later by the Alliance for Public Technology and U.S. WEST, and other ILECs are expected to file similar petitions in the near future. If these petitions are granted, RBOCs would be free to provide a bundled package of intrastate and interstate data and Internet services similar to what the Company presently offers. The effect of such an FCC decision on the Company's finances and competitive position could be material.

     OTHER FEDERAL REGULATION. In general, the FCC has a policy of encouraging the entry of new competitors, such as the Company, in the telecommunications industry and preventing anti-competitive practices. Therefore, the FCC has established different levels of regulation for dominant carriers and nondominant carriers. For domestic common carrier telecommunications regulation, large ILECs such as GTE and the RBOCs are currently considered dominant carriers, while CLECs such as the Company are considered nondominant carriers.

     - TARIFFS. As a nondominant carrier, the Company may install and operate facilities for the transmission of domestic interstate communications without prior FCC authorization. Services of nondominant carriers have been subject to relatively limited regulation by the FCC, primarily consisting of the filing of tariffs and periodic reports. However, nondominant carriers like the Company must offer interstate services on a nondiscriminatory basis, at just and reasonable rates, and remain subject to FCC complaint procedures. With the exception of informational tariffs for operator-assisted services and tariffs for interexchange casual calling services, the FCC has ruled that IXCs must cancel their tariffs for domestic, interstate interexchange services. Tariffs remain required for international services. The effectiveness of those orders currently is subject to a stay issued by the U.S. Court of Appeals for the District of Columbia Circuit. On June 19, 1997, the FCC issued an order granting petitions filed by Hyperion and Time-Warner to provide CLECs the option to cease filing tariffs for interstate interexchange access services and has proposed to make the withdrawal of CLEC access service tariffs mandatory. Pursuant to these FCC requirements, the Company has filed and maintains tariffs for its interstate services with the FCC. All of the interstate access and retail "basic" services (as defined by the FCC) provided by the Company are described therein. "Enhanced" services (as defined by the FCC) need not be tariffed. The Company believes that its enhanced voice and Internet services are "enhanced" services that need not be tariffed.

     - INTERNATIONAL SERVICES. Nondominant carriers such as the Company also are required to obtain FCC authorization pursuant to Section 214 of the Communications Act and file tariffs before providing international communications services. The Company has obtained authority from the FCC to provide voice and data communications services between the United States and all foreign points on a resale basis.

     - ILEC PRICE CAP REGULATION REFORM. In 1991, the FCC replaced traditional rate of return regulation for large ILECs with price cap regulation. Under price caps, ILECs can only raise prices for certain services by a small percentage each year. In addition, there are constraints on the pricing of ILEC services that are competitive with those of CLECs. On September 14, 1995, the FCC proposed a three-stage plan that would substantially reduce ILEC price cap regulation as local markets become increasingly competitive and ultimately would result in granting ILECs nondominant status. Adoption of the FCC's proposal to reduce significantly its regulation of ILEC pricing would significantly enhance the ability of ILECs to compete against the Company and could have a material adverse effect on the Company. The FCC released an order on December 24, 1996 which adopted certain of these proposals, including the elimination of the lower service band index limits on price reductions within the access service category. The FCC's December 1996 order also eased the requirements necessary for the introduction of new services by ILECs. On May 7, 1997, the FCC took further action in its CC Docket No. 94-1 updating and reforming its price cap plan for the ILECs. Among other things, the changes require price cap LECs to reduce their price cap indices by 6.5 percent annually, less an adjustment for inflation. The FCC also eliminated rules that require ILECs earning more than certain specified rates of return to "share" portions of the excess with their access customers during the next year in the form of lower access rates. These actions could have a significant impact on the interstate access prices charged by the ILECs with which the Company competes.

     - ACCESS CHARGES. Over the past few years, the FCC has granted ILECs significant flexibility in pricing their interstate special and switched access services. Under this pricing scheme, ILECs may establish pricing zones based on access traffic density and charge different prices for each zone. The Company anticipates that this pricing flexibility will result in ILECs lowering their prices in high traffic density areas, the probable area of competition with the Company. The Company also anticipates that the FCC will grant ILECs increasing pricing flexibility as the number of interconnections and competitors increases. On May 7, 1997, the FCC took action in its CC Docket No. 96-262 to reform the current interstate access charge system. The FCC adopted an order which makes various reforms to the existing rate structure for interstate access that are designed to move access charges, over time, to more economically efficient rate levels and structures. The following is a nonexclusive list of actions announced by the FCC:

       SUBSCRIBER LINE CHARGE ("SLC"). The maximum permitted amount which an ILEC may charge for SLC's on certain lines was increased. Specifically, the ceiling was increased significantly for second and additional residential lines, and for multi-line business customers. SLC ceiling increases began in July 1997 and will be phased-in over a two-year period.

       PRESUBSCRIBED INTEREXCHANGE CARRIER CHARGE ("PICC"). The FCC created a new PICC access charge rate element. The PICC is a flat-rated, per-line charge that is recovered by LECs from IXCs. The charge is designed to recover common line revenues not recovered through SLCs. Effective January 1, 1998, the maximum permitted interstate PICC charge is $0.53 per month for primary residential lines and $1.50 per month for second and additional residential lines. The initial maximum interstate PICC for multi-line business are $2.75. The ceilings will be permitted to increase over time.

       CARRIER COMMON LINE CHARGE ("CCL"). As the ceilings on the SLCs and PICCs increase, the per-minute CCL charge will be eliminated. Until then, the CCL will be assessed on originating minutes of use. Thus, ILECs will charge lower rates for terminating then originating access. In addition, Long Term Support ("LTS") payments for universal service will be eliminated from the CCL charge.

       LOCAL SWITCHING. Effective January 1, 1998, ILECs subject to price-cap regulation were required to move non-traffic-sensitive ("NTS") costs of local switching associated with line ports to common line and recover them through the common line charge discussed above. Local switching costs attributable to dedicated trunk ports must be moved to the trunking basket and recovered through flat-rate monthly charges.

       TRANSPORT. The "unitary" rate structure option for tandem-switched transport will be eliminated effective July 1, 1998. For price cap LECs, additional rate structure changes became effective on January 1, 1998, which altered the recovery of certain NTS costs of tandem-switching and multiplexing and the minutes-of-use assumption employed to determine tandem-switched transport prices. Also effective January 1, 1998, certain costs currently recovered through the Transport Interconnection Charge ("TIC") were reassigned to specified facilities charges. The reassignment of tandem costs currently recovered through the TIC to the tandem switching charge will be phased in evenly over a three-year period. Residual TIC charges will be recovered in part through the PICC, and price cap reductions will be targeted at the per-minute residual TIC until it is eliminated.

       In other actions, the FCC clarified that incumbent ILECs may not assess interstate access charges on the purchasers of unbundled network elements or information services providers (including ISPs). Further regulatory actions affecting ISPs are being considered in a FCC notice of inquiry released on December 24, 1996. The FCC also decided not to adopt any regulations governing the provision of terminating access by CLECs. ILECs also were ordered to adjust their access charge rate levels to reflect contributions to and receipts from the new universal service funding mechanisms.

       The FCC also announced that it will, in a subsequent Report and Order, provide detailed rules for implementing a market-based approach to further access charge reform. That process will give ILECs progressively greater flexibility in setting rates as competition develops, gradually replacing regulation with competition as the primary means of setting prices. The FCC also adopted a "prescriptive safeguard" to bring access rates to competitive levels in the absence of competition. For all services then still subject to price caps and not deregulated in response to competition, the FCC required ILECs subject to price caps to file Total Service Long Run Incremental Cost ("TSLRIC") costs studies no later than February 8, 2001.

     This series of decisions is likely to have a significant impact on the operations, expenses, pricing and revenue of the Company. Various parties have sought reconsideration or appeal of the FCC's access charge rulings and all or part of the order ultimately could be set aside or revised. The Company cannot predict the outcome of these proceedings.

     UNIVERSAL SERVICE REFORM. On May 8, 1997, the FCC released an order in its CC Docket No. 96-45, which reforms the current system of interstate universal service support and implements the universal service provisions of the FTA. The FCC established a set of policies and rules that ensure that low-income consumers and consumers that live in rural, insular and high cost areas receive a defined set of local telecommunications services at affordable rates. This is accomplished in part through expansion of direct consumer subsidy programs and in part by ensuring that rural, small and high cost LECs continue to receive universal service subsidy support. The FCC also created new programs to subsidize connection of eligible schools, libraries and rural health care providers to telecommunications networks. These programs will be funded by assessment of eligible revenues of nearly all providers of interstate telecommunications carriers, including CLECs such as the Company.

     The Company, like other telecommunications carriers that provide interstate telecommunications services, will be required to contribute a portion of its end-user telecommunications revenues to fund universal service programs. However, the Company also is eligible to qualify as a recipient of universal service support if it elects to provide facilities-based service areas designated for universal service support. The FCC's decisions in CC Docket No. 96-45 could have a significant impact on future operations of the Company. Significant portions of the FCC's order have been appealed and are under review by the U.S. Court of Appeals for the Fifth Circuit. The Company cannot predict the outcome of these proceedings.

  STATE REGULATION

     The Company believes that most, if not all, states in which it proposes to operate will require a certification or other authorization to offer intrastate services. Many of the states in which the Company operates or intends to operate are in the process of addressing issues relating to the regulation of CLECs. Some states may require authorization to provide enhanced services.

     In some states, existing state statutes, regulations or regulatory policy may preclude some or all forms of local service competition. However, Section 253 of the FTA prohibits states and localities from adopting or imposing any legal requirement that may prohibit, or have the effect of prohibiting, the ability of any entity to provide any interstate or intrastate telecommunications service. The FCC has the authority to preempt any such state or local requirements to the extent necessary to enforce the FTA's open market entry requirements. States and localities may, however, continue to regulate the provision of intrastate telecommunications services, and, presumably, require carriers to obtain certificates or licenses before providing service.

     Some states in which the Company operates are considering legislation which could impede efforts by new entrants in the local services market to compete effectively with ILECs. The Arkansas legislature, for example, recently enacted legislation which curtails the ability of the state PSC to make available additional network elements to CLECs or authorize CLECs to receive universal service funding. On March 25, 1997, the Company filed a petition for Declaratory Ruling with the FCC asking it to preempt portions of the Arkansas statute.

     The Company has obtained intrastate authority for the provision of dedicated services and a full range of local switched services in each of the states where it provides local telecommunications services. In addition, the Company has obtained PSC certification to provide interexchange services in a majority of these states and is in the process of obtaining such certification in other states. There can be no assurances that the Company will receive the authorizations it may seek in the future to the extent it expands into other states or seeks additional services from the above-named PSCs. See "Risk Factors -- Rapid Expansion of Operations." In most states, the Company is required to file tariffs setting forth the terms, conditions and prices for services that are classified as intrastate.

     The Company believes that, as the degree of intrastate competition increases, the states will offer the ILECs increasing pricing flexibility. This flexibility may present the ILECs with an opportunity to subsidize services that compete with the Company's services with revenues generated from non-competitive services, thereby allowing ILECs to offer competitive services at prices below the cost of providing the service. The Company cannot predict the extent to which this may occur or its impact on the Company's business.

     LOCAL INTERCONNECTION. The FTA imposes a duty upon all ILECs to negotiate in good faith with potential interconnectors to provide interconnection to the ILEC networks, exchange local traffic, make unbundled network elements available, and permit resale of most local services. In the event that negotiations do not succeed, the Company has a right to seek state PSC arbitration of any unresolved issues. The Company has negotiated or arbitrated interconnection arrangements with each of the following: BellSouth (North Carolina, South Carolina, Georgia, Florida, Alabama, Mississippi, Louisiana, Tennessee and Kentucky), Southwestern Bell (Texas, Arkansas, Kansas, Missouri and Oklahoma), US West (Arizona, New Mexico and Colorado), Bell Atlantic (Maryland, Virginia and the District of Columbia), GTE (Texas, Kentucky and Florida) and Sprint/Central Telephone (Nevada). Arbitration decisions involving interconnection arrangements in several states have been challenged in lawsuits filed in U.S. District Courts by the affected ILECs. In addition, the Company has filed a lawsuit in U.S. District Court in Louisiana seeking review of the pricing of interconnection and unbundled network elements approved by the Louisiana PSC. Some of the Company's local interconnection agreements expire during 1998 and will require renegotiation this year. There can be no assurance that these renegotiations will be successful, or that state PSC arbitration of any unresolved issues will be decided favorably to the Company.

     The Company has experienced some difficulty in obtaining timely ILEC implementation of local interconnection agreements. Delays encountered in unbundled loop and number portability installation have caused the Company to file complaints against BellSouth with the FCC and Georgia PSC. The Company is considering the possibility of filing similar actions against other ILECs.

     LOCAL GOVERNMENT AUTHORIZATIONS. The Company is required to obtain street use and construction permits and licenses and/or franchises to install and expand its fiber optic networks using municipal rights-of-way. Termination of the existing franchise or license agreements prior to their expiration dates could have a materially adverse effect on the Company. In some municipalities where the Company has installed or anticipates constructing networks, it will be required to pay license or franchise fees based on a percentage of gross revenues or on a per linear foot basis, as well as post performance bonds or letters of credit. There can be no assurance that the Company will not be required to post similar bonds in the future, nor is there any assurance that, following the expiration of existing franchises, fees will remain at their current levels. In many markets, the ILECs do not pay such franchise fees or pay fees that are substantially less than those required to be paid by the Company. To the extent that competitors do not pay the same level of fees as the Company, the Company could be at a competitive disadvantage. However, the FTA provides that any compensation extracted by states and localities for use of public rights-of-way must be "fair and reasonable," applied on a "competitively neutral and nondiscriminatory basis" and be "publicly disclosed" by such government entity.

EMPLOYEES

     As of December 31, 1997, the Company employed a total of 803 individuals full time. The Company believes that its future success will depend on its continued ability to attract and retain highly skilled and qualified employees. None of the Company's employees is subject to a collective bargaining agreement. The Company believes that its relations with its employees are good.

LEGAL PROCEEDINGS

     ACSI's former Chief Financial Officer, Harry J. D'Andrea, has initiated litigation against the Company in the Circuit Court of Maryland for Anne Arundel County. The lawsuit alleges four different counts: breach of contract; breach of the covenant of good faith and fair dealing; negligent misrepresentation; and specific performance. D'Andrea seeks damages in excess of $5,000,000, and the right to exercise options to purchase 100,000 shares of Common Stock at $4.25 per share. The litigation currently is in the discovery stage, and a trial date has been scheduled for July 1998. The Company believes it has meritorious defenses to the complaint and intends to defend this lawsuit vigorously.

     Additionally, the Company and its subsidiaries are currently parties to routine litigation incidental to their business, none of which, individually or in the aggregate, are expected to have a material adverse effect on the Company. The Company and its subsidiaries are parties to various court appeals and regulatory arbitration proceedings relating to certain of the Company's interconnection agreements and continue to participate in regulatory proceedings before the FCC and state regulatory agencies concerning the authorization of services and the adoption of new regulations. See "-- Regulation".

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information as of the date of this Prospectus regarding the directors and executive officers of the Company.

               NAME                  AGE                POSITION AND OFFICES HELD
-----------------------------------  ---   ---------------------------------------------------
Anthony J. Pompliano...............  59    Chairman of the Board of Directors
Jack E. Reich......................  47    President and Chief Executive Officer and Director
Ronald E. Spears...................  49    Chief Operating Officer
Riley M. Murphy....................  42    Executive Vice President -- Legal and Regulatory
                                           Affairs, General Counsel and Secretary
David L. Piazza....................  43    Chief Financial Officer
George M. Middlemas(1).............  51    Director
Edwin M. Banks(2)..................  35    Director
Christopher L. Rafferty(1).........  49    Director
Benjamin P. Giess..................  35    Director
Olivier L. Trouveroy(1)(2).........  42    Director
Peter C. Bentz.....................  32    Director

---------------
(1) Member of Compensation Committee
(2) Member of Audit Committee

     Anthony J. Pompliano, Chairman of the Board of Directors, has more than 30 years of experience in the telecommunications industry. Mr. Pompliano was elected a director of the Company in November 1993. He was co-founder and President of Metropolitan Fiber Systems, the predecessor organization to MFS Communications, a publicly-traded CLEC that was acquired by WorldCom, Inc. in December 1996. Mr. Pompliano served as President, CEO and Vice Chairman of MFS Communications from April 1988 until March 1991. He joined ACSI in August 1993 after the expiration of his non-competition agreement with MFS Communications. Before his association with MFS Communications and its predecessor, he was Vice President -- Operations and Sales for MCI Telecommunications International from 1981 to 1987, and prior thereto, was Vice President -- National Operations for Western Union International, Inc. from 1960 to 1981.

     Jack E. Reich, President and Chief Executive Officer, had 22 years of telecommunications industry and management experience before joining ACSI in December 1996. Mr. Reich was elected to the Board of Directors in October 1997. For two and one-half years prior to joining ACSI, Mr. Reich was employed by Ameritech, Inc. as President of its Custom Business Service Organization, where Mr. Reich was responsible for full business marketing to Ameritech's largest customers for telecommunications services, advanced data services, electronic commerce and managed services/outsource initiatives. Prior thereto, he served as President of MCI's Multinational Accounts organization, and also served as MCI's Vice President of Products Marketing. Mr. Reich has also held sales and marketing positions at AT&T and ROLM Corp. Mr. Reich has a B.S. degree from St. Louis University and an MBA from the University of Chicago.

     Ronald E. Spears, Chief Operating Officer, joined the Company on February 2, 1998. Mr. Spears has over 20 years of experience in the telecommunications industry. For two years prior to joining the Company, Mr. Spears served as Corporate Vice President -- Telecommunications for Citizens Utilities where he was responsible for the development and execution of communications for its Citizens Communications subsidiary. While employed by Citizens Utilities, Mr. Spears managed over 3500 employees, helped build a 5-market CLEC business and developed and launched their long distance business. Prior thereto he served as Chairman and Chief Executive Officer of Videocart Inc. and from 1984 until 1990, as President of MCI Communications Corporation's Midwest operating division. He also serves on the Board of Directors of Hungarian Telephone and Cable Corp. Mr. Spears has a B.S. degree in Electrical Engineering from the United States Military Academy and a Masters degree in Public Service from Western Kentucky University.

     Riley M. Murphy, Executive Vice President -- Legal and Regulatory Affairs and Secretary, had twelve years of experience in the private practice of telecommunications regulatory law for interexchange, cellular, paging and other competitive telecommunication services prior to joining the Company in 1994. From February 1995 through 1997, she served as an officer and director of The Association for Local Telecommunications Services. Ms. Murphy was senior counsel to Locke Purnell Rain Harrell, a Dallas-based law firm, from 1993 to 1994. From 1987 to 1992, Ms. Murphy was a partner of Wirpel and Murphy, a telecommunications law firm she co-founded, and from 1992 to 1993 she was a sole practitioner. She holds a B.A. degree from the University of Colorado and a J.D. from the Catholic University of America and is admitted to practice law in the District of Columbia and Louisiana.

     David L. Piazza, Chief Financial Officer, joined the Company on March 24, 1997. For ten years prior to joining the Company, Mr. Piazza was employed by MFS Communications in a variety of finance and senior management positions, most recently as the Senior Vice President and Chief Financial Officer of MFS Telecom, Inc., a subsidiary of MFS Communications. Prior to his employment with MFS Communications, Mr. Piazza was employed by AT&T for four years in its finance and regulatory support divisions. He spent the first five years of his career with Arthur Andersen & Co. in its regulated industries and public utility practice. Mr. Piazza received his B.S. degree in Accountancy from the University of Illinois and holds a CPA.

     George M. Middlemas, Director, was elected a director of the Company in December 1993. Mr. Middlemas is a general partner of Apex Management Partnership, which is the general partner of Apex Investment Fund I, L.P. and Apex Investment Fund II, L.P., both of which are venture capital funds, and affiliates of First Analysis Corporation, a principal stockholder of the Company. See "Principal Stockholders." From March 1991 to December 1991, Mr. Middlemas acted as an independent consultant providing fund raising and other advisory services. From 1985 until March 1991, Mr. Middlemas was a Senior Vice President and Principal of Inco Venture Capital Management, a venture capital firm. He also serves on the Board of Directors of PureCycle Corporation, Security Dynamics Technologies, Inc. and several privately held companies.

     Edwin M. Banks, Director, was elected a director of the Company in October 1994. Since 1988, Mr. Banks has been employed by W. R. Huff Asset Management Co., L.L.C. and currently serves as a portfolio manager concentrating in the healthcare, communications, food and food services industries. From 1985 until he joined W.R. Huff Asset Management Co., L.L.C., Mr. Banks was employed by Merrill Lynch & Co. Mr. Banks received his B.A. degree from Rutgers College and his MBA degree from Rutgers University. Mr. Banks also serves as a director of Magellan Health Services.

     Christopher L. Rafferty, Director, was elected a director of the Company in October 1994. Mr. Rafferty has been employed by WRH Partners, L.L.C., the general partner of Huff since June 1994. From January 1993 to February 1994, Mr. Rafferty was Vice President -- Acquisitions for Windsor Pet Care, Inc., a venture capital-backed firm focusing on consolidating the pet care services industry. From October 1990 to January 1993, Mr. Rafferty was a consultant specializing in merchant banking, leveraged acquisitions and venture capital transactions. From June 1987 to the time he started his consulting business, Mr. Rafferty was a Managing Director of Chase Manhattan Capital Corporation, the merchant banking and private equity investment affiliate of Chase Manhattan Corporation. Mr. Rafferty received his undergraduate degree from Stanford University and his law degree from Georgetown University.

     Benjamin P. Giess, Director, was elected a director of the Company in June 1995. Since 1992, Mr. Giess has been employed by ING and its predecessors and affiliates and currently serves as a Partner responsible for originating, structuring and managing equity and debt investments. From

1991 to 1992, Mr. Giess worked in the Corporate Finance Group of ING Capital. From 1990 to 1991, Mr. Giess was employed by the Corporate Finance Group of General Electric Capital Corporation where he worked in the media and entertainment group. Prior to attending business school, from 1986 to 1988, Mr. Giess was the Credit Department Manager of the Boston Branch of ABN Amro North America, Inc. From 1984 to 1986, Mr. Giess was employed at the Shawmut Bank of Boston. Mr. Giess also serves as a director of Matthews Studio Equipment Group, CMI Holding Corp. and TransCare Corporation. Mr. Giess received his undergraduate degree from Dartmouth College and his MBA from the Wharton School of the University of Pennsylvania.

     Olivier L. Trouveroy, Director, was elected a director of the Company in June 1995. Since 1992, Mr. Trouveroy has been employed by ING and its predecessors and affiliates and currently serves as a Managing Partner responsible for originating, structuring and managing equity and debt investments. From 1990 to 1992, Mr. Trouveroy was a Managing Director in the Corporate Finance Group ("CFG") of General Electric Capital Corporation in charge of CFG's office in Paris, France. From 1984 to 1990, Mr. Trouveroy held various positions in the Mergers and Acquisitions department of Drexel Burnham Lambert in New York. Mr. Trouveroy also serves as a director of AccessLine Technologies, Inc., Cost Plus, Inc., Kasper A.S.L., Ltd. and TransCare Corporation. Mr. Trouveroy holds B.S. and Masters degrees in Economics from the University of Louvain in Belgium, as well as an MBA from the University of Chicago.

     Peter C. Bentz, Director, was elected a director of the Company in June 1995. Since 1992, Mr. Bentz has been employed by W. R. Huff Asset Management Co., L.L.C. as a research analyst specializing in telecommunications, media and healthcare. Mr. Bentz received his Bachelor of Science degree from Boston College in 1987 and his MBA from the Wharton School of the University of Pennsylvania in 1992.

     The Board is comprised of seven members who were elected by the holders of the Common Stock. All directors of the Company hold office until the next annual meeting of stockholders and until their successors are duly elected and qualified.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth as of December 31, 1997, certain information regarding the beneficial ownership of the Common Stock outstanding (assuming the exercise of options and warrants exercisable on or within 60 days of such date) by (i) each person who is known to the Company to own 5% or more of the Common Stock, (ii) each director of the Company, (iii) each executive officer of the Company, (iv) all executive officers and directors of the Company as a group and
(v) each Selling Stockholder.

     For purposes of the Offering, "Selling Stockholders" is defined to include
          ,           and           .

     Unless otherwise indicated, the named persons exercise sole voting and investment power over the shares that are shown as beneficially owned by them.

                                             SHARES OWNED                                        SHARES OWNED
                                         PRIOR TO THE OFFERING                                AFTER THE OFFERING
                                       -------------------------     SHARES BEING SOLD     -------------------------
     NAME OF BENEFICIAL OWNER(1)         NUMBER       PERCENT(2)      IN THE OFFERING        NUMBER        PERCENT
-------------------------------------  ----------     ----------     -----------------     ----------     ----------
Anthony J. Pompliano.................   1,724,999(3)         4.4%
Jack E. Reich........................     301,330(4)           *
Ronald E. Spears.....................      20,000(5)           *
Riley M. Murphy......................     208,942(6)           *
David L. Piazza......................          --              *
George M. Middlemas..................   1,699,499(7)         4.6
Christopher Rafferty(8)..............       8,000              *
Edwin M. Banks(8)....................          --             --
Peter C. Bentz(8)....................          --             --
Olivier L. Trouveroy(9)..............          --             --
Benjamin P. Giess(9).................          --             --
The Huff Alternative Income Fund,
  L.P................................  15,090,140(10)       39.5
ING Equity Partners, L.P. I..........   7,946,828(11)       21.3
First Analysis.......................   3,202,237(12)        8.6
West Highland Capital, Inc.(13)......   2,000,000            5.4
All executive officers and directors
  as a group (11 persons)............   3,962,770           10.0

---------------
  *  Less than one percent.

 (1) The addresses of all officers and directors listed above are in the care of the Company.

 (2) The percentage of total outstanding for each stockholder is calculated by dividing (i) the number of shares of Common Stock deemed to be beneficially owned by such stockholder as of December 31, 1997 by (ii) the sum of (A) the number of shares of Common Stock outstanding as of December 31, 1997 plus (B) the number of shares of Common Stock issuable upon the exercise of options or warrants held by such stockholder which were exercisable as of December 31, 1997 or will become exercisable within 60 days thereafter ("currently exercisable").

 (3) Includes currently exercisable options to purchase 1,724,899 shares.

 (4) Includes currently exercisable options to purchase 300,000 shares and 1,330 shares of Common Stock purchased through the 1996 Employee Stock Purchase Plan.

 (5) Mr. Spears joined the Company in February 1998 and was granted 20,000 options in December 1997 in connection with consulting services rendered to the Company. Such options vested in February 1998.

 (6) Includes currently exercisable options to purchase 206,252 shares and 2,690 shares of Common Stock purchased through the 1996 Employee Stock Purchase Plan.

 (7) Includes 20,000 shares owned directly, 8,000 shares owned through an individual retirement account and currently exercisable options to purchase 30,000 shares. Also includes 1,222,702 shares of Common Stock owned by Apex II and 418,797 shares of Common Stock owned by Apex I. Mr. Middlemas is a general partner of Apex Management Partnership which is the general partner of Apex I and Apex II. Mr. Middlemas disclaims beneficial ownership of the shares owned by Apex I and Apex II, except to the extent of his ownership in the general partner of Apex I and in the general partner of Apex II.

 (8) Messrs. Banks and Bentz are employees of W.R. Huff Asset Management Co., L.L.C., an affiliate of Huff. Mr. Rafferty is an employee of WRH Partners, L.L.C., the general partner of Huff. Messrs. Rafferty, Bentz and Banks disclaim beneficial ownership of all shares held by Huff.

 (9) Mr. Trouveroy is a Managing Partner of ING and Mr. Giess is a Partner of ING. Messrs. Trouveroy and Giess disclaim beneficial ownership of all shares held by ING.

(10) Includes currently exercisable warrants to purchase 200,000 shares. The address for Huff is 1776 On the Green, 67 Park Place, Morristown, NJ 07960.

(11) Includes currently exercisable warrants to purchase 100,000 shares. The address for ING is 135 East 57th Street, 16th Floor, New York, NY 10022.

(12) Includes 1,222,702 shares of Common Stock owned by Apex II. Includes 418,797 shares of Common Stock owned by Apex I. Includes 780,883 shares of Common Stock owned by The Productivity Fund II, L.P. ("Productivity"). Includes 779,855 shares of Common Stock owned by Environmental Private Equity Fund II, L.P. ("EPEF"). First Analysis Corporation ("FAC") is an ultimate general partner of Apex I, Apex II, Productivity and EPEF and may be deemed to be the beneficial owner of the shares owned by them. FAC disclaims beneficial ownership of these shares. This information was obtained from a Schedule 13D filed with the SEC on May 6, 1997, as amended from time to time. The address for FAC is 233 South Wacker Drive, Suite 9600, Chicago, IL 60093.

(13) This information was obtained from a Schedule 13D filed with the SEC on December 31, 1997, as amended from time to time. The address for West Highland Capital, Inc. is 300 Drakes Landing Road, Suite 290, Greenbrae, CA, 94904.

                          DESCRIPTION OF CAPITAL STOCK

     ACSI's authorized capital stock consists of 76,500,000 shares of capital stock, consisting of 75,000,000 shares of Common Stock, par value $.01 per share, and 1,500,000 shares of Preferred Stock, par value $1.00 per share. On December 31, 1997, there were 37,219,419 shares of Common Stock issued and outstanding and held of record by approximately 280 persons, including 116,400 shares issued in February 1997 in connection with conversion of 2,910 shares of Preferred Stock and 17,260,864 shares issued in April 1997 in connection with the conversion of 461,254 shares of Preferred Stock.

     JUNIOR PREFERRED STOCK OFFERING. On October 16, 1997, the Company consummated the sale of 150,000 shares (the "Junior Preferred Stock Offering" and, together with the Unit Offering and the Debt Offering, each as defined below, the "Recent Offerings"), consisting of its 12 3/4% Junior Redeemable Preferred Stock due 2009 (the "12 3/4% Preferred Stock"). Total net proceeds to the Company from the Junior Preferred Stock Offering were approximately $146.0 million.

     UNIT OFFERING. On July 10, 1997, the Company consummated the issuance and sale of 75,000 units (the "Unit Offering"), consisting of its 14 3/4% Redeemable Preferred Stock due 2008 (the "14 3/4% Preferred Stock" and, together with the 12 3/4% Preferred Stock, the "Preferred Stock") and warrants (the "Unit Warrants" and together with the 14 3/4% Preferred Stock, the "Units") to purchase approximately 6,023,800 shares (subject to adjustment) of its Common Stock). Total net proceeds to the Company from the Unit Offering were approximately $70 million.

     COMMON STOCK OFFERING. On April 15, 1997, the Company consummated (i) the issuance and sale of 5,060,000 shares of Common Stock (inclusive of the May 14, 1997 exercise by the underwriters of their over-allotment option) at a price per share of $5.00 in an underwritten public offering and (ii) the issuance and sale directly to certain of its principal stockholders of 3,600,000 shares of Common Stock at a purchase price of $4.70 per share (together, the "Common Stock Offering"). Total net proceeds to the Company from the Common Stock Offering were approximately $40 million.

PREFERRED STOCK

     The authorized but unissued Preferred Stock may be issued by the Board of Directors of the Company from time to time in one or more series with such preferences, terms and rights as the Board of Director may determine without further action by the stockholders of the Company. Accordingly, the Board of Directors has the power to fix the dividend rate and to establish the provisions, if any, relating to dividends, voting rights, redemption rates, sinking funds, liquidation preferences and conversion rights for any series of Preferred Stock issued in the future.

     It is not possible to state the actual effect of the authorization of any particular series of Preferred Stock upon the rights of holders of the Common Stock until the Board of Directors determines the specific rights of the holder of Preferred Stock of any further series. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the stockholders.

COMMON STOCK

     ACSI is authorized to issue 75,000,000 shares of Common Stock. Under the Company's By-Laws, at least a majority of the issued and outstanding voting securities of the Company present at a duly called stockholders' meeting constitutes a quorum. Generally, if a quorum is present the affirmative vote of the majority of the voting securities represented at the meeting constitutes an act of the stockholders.

     Subject to the rights of holders of the Preferred Stock, certain covenants contained in the Indentures which restrict the Company's ability to declare dividends on its Common Stock, and the restrictions on dividends contained in the New AT&T Credit Facility, holders of the Common Stock are entitled to receive dividends, on a pro rata basis, as may from time to time be declared by the Board of Directors. The holders of Common Stock are entitled to one vote per share, voting together with the holders of Preferred Stock (voting on an as-converted basis) as a single class (except with respect to the election of directors and certain transactions and matters), on every question submitted to them at a meeting of shareholders. In the event of liquidation, dissolution or winding up, the holders of Common Stock are, subject to the liquidation, dissolution or winding up, the holders of Common Stock are, subject to the liquidation preference of the holders of Preferred Stock, entitled to share ratably in all assets of the Company available for distribution to stockholders along with the holders of the Preferred Stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

     The Company had 37,219,419 shares of Common Stock outstanding as of December 31, 1997 and, upon consummation of the Offering (excluding exercise of the over-allotment option granted to the Underwriters by the Company), will have
          shares of Common Stock outstanding. The           shares of Common
Stock offered hereby when sold pursuant to this Registration Statement will be freely transferable without restriction under the Securities Act, assuming such shares are held by non-affiliates of the Company. Of the remaining shares
outstanding,           shares are "restricted securities" as that term is
defined in Rule 144 under the Securities Act. As of December 31, 1997, 849,891 of the restricted shares are freely transferable under Rule 144(k) and up to approximately 41,000 of the restricted shares could be sold subject to certain volume and manner of sale restrictions under Rule 144. Of the shares transferable under Rule 144(k) or subject to Rule 144 volume and manner of sale
limitations, approximately           shares are subject to Lock-up Agreements.

     Of the 19,504,332 shares reserved for issuance upon exercise of options and warrants outstanding on December 31, 1997 and in connection with the Company's Employee Stock Purchase Plan, 2,066,808 shares and 500,000 shares have been registered under the Securities Act on Form S-3 and Form S-8 registration statements, respectively. Accordingly, the shares issued upon exercise of such options or warrants or in connection with the Employee Stock Purchase Plan, will be freely transferable unless held by affiliates of the Company.

     The future sale pursuant to Rule 144 or pursuant to a registration statement for the outstanding restricted shares of Common Stock or the Common Stock underlying the options and warrants, the future sale of Common Stock for the Company's own account, or the exercise of registration rights by any security holder or the perception that such sales or exercise could occur, could have an adverse effect on the market price of the Common Stock and could impair the Company's ability to raise capital through an offering of Common Stock.

     Holders of substantially all of the shares of Common Stock (i) currently outstanding (other than shares issued in the Common Stock Offering) and (ii) issuable upon exercise of outstanding options and warrants have either piggyback or demand registration rights relating to those shares. In December 1997, 3,726,584 shares of Common Stock held by stockholders of the Company entitled to registration rights were registered under the Selling Stockholder Shelf for sale from time to time, whether through block trades, market sales or underwritten offerings.

     In general, under Rule 144, a stockholder (or stockholders whose securities are aggregated) who (together with predecessor holders who are not affiliates of the Company) has beneficially owned shares of Common Stock which are treated as restricted securities for at least one year from the date such shares were acquired from the Company or an affiliate thereof, is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of
(i) 1% of the then outstanding shares of Common Stock or (ii) the average weekly trading volume of the then outstanding shares of Common Stock during the four calendar weeks preceding the date on which notice of such sale was filed with the Commission under Rule 144. Sales under Rule 144 are also subject to certain provisions relating to the manner and notice of sale and the availability of current public information about the Company. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144 (other than the one-year holding period requirement) in order to sell shares of Common Stock that are not restricted securities (such as shares acquired by affiliates of the Company in the public market). Furthermore, commencing two years after the acquisition of restricted securities from the Company or an affiliate of the Company, a holder of such restricted securities who is not an affiliate of the Company at the time of the sale and has not been an affiliate for at least three months prior to such sale would be entitled to sell such securities immediately without regard to the volume limitations and other conditions described above.

     Pursuant to the Lock-up Agreements, the holders of           shares of
Common Stock (including shares issued or issuable upon exercise of options and warrants which are or will have become vested during the applicable period) have executed or have agreed to execute an agreement not to sell or otherwise dispose of any shares of Common Stock for a period of 180 days from the date of this Prospectus without the prior written consent of Goldman, Sachs & Co. Holders of
approximately           outstanding shares and approximately           shares
issuable upon exercise of options and warrants have also waived or agreed to waive their "piggyback" registration rights with respect to this Offering pursuant to the Lock-up Agreements. There can be no assurance that persons with piggyback and demand registration rights who have not waived or agreed to waive those rights or who have not agreed to the 180 day lock-up period referred to
above (holding up to approximately           shares of outstanding Common stock
and up to approximately           shares of Common Stock issuable upon exercise
of options and warrants) will not request the Company to file a registration statement for their shares or otherwise dispose of such shares prior to 180 days after this Offering or that such securityholders will not seek damages from the Company for any alleged breach of such securityholders' registration rights in connection with this Offering.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

NEW AT&T CREDIT FACILITY

     On December 30, 1997, the Company entered into the New AT&T Credit Facility pursuant to which AT&T Commercial Finance Corporation has provided up to $35.0 million in financing in order to effect the Refinancing and for general corporate purposes.

     The loans under the New AT&T Credit Facility are secured by the capital stock of the material subsidiaries of the Company and the promissory notes (the "Intercompany Notes") of certain subsidiaries of the Company evidencing debt provided by the Company pursuant to the Refinancing. The aggregate outstanding principal balance of the loans is payable in twenty-four (24) consecutive quarterly installments beginning on December 31, 1998 and continuing on each of the last calendar days (or the next succeeding business day if such date is not a business day) of March, June, September and December in each calendar year thereafter through and including September 30, 2004. The principal of borrowed amounts may be prepaid in certain circumstances and must be prepaid, without premium or penalty, in other circumstances. Interest is due quarterly. Interest is variable based on the three-month Commercial Paper Rate or LIBOR Rate plus 4.5% per annum, at the Company's option, and is compounded quarterly. Upon certain events of default, additional interest at a rate of 2% will become payable. In addition, the New AT&T Credit Facility includes covenants, some of which impose certain restrictions on the Company and its material subsidiaries including restrictions on the declaration or payment of dividends, the conduct of certain activities, certain investments, the creation of additional liens or indebtedness, the disposition of assets, transactions with affiliates and extraordinary corporate transactions.

     In connection with the New AT&T Credit Facility, the Company issued to AT&T Credit Corporation 207,964 shares of its common stock in exchange for AT&T Credit Corporation conveying to the Company (i) 145 shares of common stock of American Communication Services of Columbia, Inc., (ii) 14.5 shares of common stock of American Communication Services of El Paso, Inc., (iii) 145 shares of common stock of American Communication Services of Fort Worth, Inc., (iv) 145 shares of common stock of American Communication Services of Greenville, Inc., and (v) 156.3 shares of common stock of American Communication Services of Louisville, Inc. The Company was required to pledge to AT&T Commercial Finance Corporation (i) all of its shares (present and future) of capital stock in its material subsidiaries, along with all options and warrants therein, (ii) the Intercompany Notes and (iii) any proceeds of any of the foregoing. Under certain circumstances, the pledge agreement governing such pledge also restricts the Company's ability to receive and retain dividends in respect of the pledged collateral.

THE EXISTING NOTES

     The terms of the Existing Notes include those stated in the applicable indenture and those made a part of the applicable indenture by reference to the Trust Indenture Act of 1939, as in effect on the date of such indenture. The terms of the Existing Notes are substantially similar. The following summaries of certain provisions of those indentures do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the indentures.

     The Existing Notes are general unsubordinated and unsecured senior obligations of ACSI and rank pari passu with all other unsubordinated and unsecured indebtedness of ACSI. As a holding company that conducts virtually all of its business through subsidiaries, ACSI currently has no source of operating cash flow other than from dividends and distributions from its subsidiaries. ACSI's subsidiaries have no obligation to pay amounts due on the Existing Notes and do not guarantee the Existing Notes. Therefore, the rights of the holders of the Existing notes are effectively subordinated to all liabilities of ACSI's subsidiaries, including trade payables. Any rights of ACSI and its creditors, including the holders of the Existing Notes, to participate in the assets of any of ACSI's subsidiaries upon any liquidation or reorganization of any such subsidiary are subject to the prior claims of that subsidiary's creditors (including trade creditors).

     Upon a Change of Control (as defined in the indentures), each holder of the Existing Notes will have the right to require ACSI to repurchase all or any part of such holder's Existing Notes at 101% of the respective Accreted Value (as defined in the indentures) thereof, or, in the case of any such repurchase on or after November 1, 2000 in the case of the 2005 Notes, on or after April 1, 2001 in the case of the 2006 Notes and on or after January 15, 2002 in the case of the 2007 Notes, 101% of the respective principal amount thereof, plus accrued and unpaid interest, if any, thereon, to the date of repurchase. A Change of Control would occur if, among other things, any person or group, other than Mr. Pompliano, certain affiliates of FAC, ING or Huff and, in the case of the 2005 Indenture and 2006 Indenture, Mr. Kozak, acquires more than 35% of the total voting power of the Company.

     Each of the indentures contains certain covenants which, among other things, restrict the ability of ACSI and certain of its subsidiaries to incur additional indebtedness, pay dividends or make distributions in respect of ACSI's capital stock or make certain other restricted payments, create restrictions on the ability of certain subsidiaries to make distributions on their capital stock, create liens, enter into transactions with affiliates or related persons, sell assets, or consolidate, merge or sell all or substantially all of their assets.

     On June 11, 1997, the Company notified the trustee under each of the indentures governing the 2005 Notes and 2006 Notes that, as of June 10, 1997, it had approximately $13.0 million in the aggregate of ordinary course trade accounts payable that were more than 60 days overdue. As of June 30, 1997, the Company had approximately $17.4 million in the aggregate of ordinary course trade accounts payable that were more than 60 days overdue. These overdue amounts constituted Indebtedness of the Company, as that term is defined in each such indenture governing the 2005 Notes and 2006 Notes. The incurrence by the Company of such Indebtedness was not permitted under the 2005 Indenture and 2006 Indenture and, therefore, constituted an Event of Default (as defined under each of those indentures). The Company used a portion of the proceeds of the Unit Offering to pay in full all ordinary course trade accounts payable that were more than 60 days overdue to cure such Event of Default.

  AMENDMENT OF EXISTING INDENTURES

     The Company effected the Amendments on February 26, 1998. The Amendments amended certain covenants which significantly limited the ability of the Company and its subsidiaries to incur additional indebtedness, issue disqualified stock or make investments or acquisitions. The previous limitations on indebtedness (the "Previous Debt Covenants") prohibited the incurrence of indebtedness (with certain exceptions) unless, after giving effect to such incurrence, the Debt to EBITDA Ratio of the Company was no more than 5.5x until November 1, 1998 or 5.0x thereafter. The Amendments provide an alternative test which, when combined with existing provisions, permits the incurrence of additional indebtedness if the Company satisfies either the Debt to EBITDA Ratio test in the Previous Debt Covenants or a new test whereby the Debt to Capital Ratio does not exceed 2.0x; provided, that in determining the amount of indebtedness the Company may incur in reliance on the new Debt to Capital Ratio test, $100,000,000 shall be subtracted from the amount that may be incurred, which will have the effect of reducing the amount of indebtedness that could otherwise have been incurred. Debt to Capital Ratio is, as of any date of determination, the ratio of (i) the amount of indebtedness of the Company and its Restricted Subsidiaries then outstanding on a consolidated basis to (ii) the capital of the Company and its restricted subsidiaries on a consolidated basis. For purposes of this calculation, "capital" means stockholders' equity (deficit), except that all Preferred Stock is included and retained earnings (deficit) is excluded, each as determined in accordance with GAAP.

     The Previous Debt Covenants also contained, among other exceptions, an allowance for new indebtedness not subject to restriction in an aggregate amount not to exceed $428,634. The

Amendments increased this allowance to $10,000,000. The Amendments also permit, subject to the limitations described below, the incurrence of purchase money debt which is issued for the construction, acquisition and improvement of telecommunications assets; provided, that the amount of such purchase money debt does not exceed the cost of the construction, acquisition or improvement of the applicable telecommunications assets.

     Purchase money debt may only be incurred under this exemption so long as all purchase money debt does not exceed 50% of the amount of accreted unsecured indebtedness of the Company and its restricted subsidiaries on a consolidated basis as of such date; provided, that in calculating the purchase money debt allowance, incurrences of purchase money debt consisting of (A) capital lease obligations resulting from the conversion of operating leases in an amount not to exceed $36,000,000 and (B) up to $35,000,000 of indebtedness incurred pursuant to the New AT&T Credit Facility shall not be counted.

     The existing definitions of "Permitted Investments" and "Permitted Liens" were amended to permit investments in telecommunications assets and the creation of liens in connection with the purchase money debt exemption.

  THE 2005 NOTES

     The 2005 Notes mature on November 1, 2005. The yield on the 2005 Notes equals 13% per annum, computed on a semi-annual bond equivalent basis and calculated from November 9, 1995. The 2005 Notes will accrete at a rate of 13%, compounded semi-annually, to an aggregate principal amount of $190,000,000 by November 1, 2000. Cash interest will not accrue on the 2005 Notes prior to November 1, 2000. Thereafter, interest on the 2005 Notes will accrue at the rate of 13% per annum and will be payable in cash semi-annually on May 1 and November 1, commencing May 1, 2001. The 2005 Notes will be redeemable, at the option of ACSI at any time, in whole or in part, on or after November 1, 2000, at 110%, 106 2/3% and 103 1/3% of the principal amount for the twelve months following November 1, 2000, 2001 and 2002, respectively, plus accrued and unpaid interest, if any, to the date of redemption.

  THE 2006 NOTES

     The 2006 Notes mature on April 1, 2006. The yield on the 2006 Notes equals 12 3/4% per annum, computed on a semi-annual bond equivalent basis and calculated from March 21, 1996. The 2006 Notes will accrete at a rate of 12 3/4%, compounded semi-annually, to an aggregate principal amount of $120,000,000 by April 1, 2001. Cash interest will not accrue on the 2006 Notes prior to April 1, 2001. Thereafter, interest on the 2006 Notes will accrue at the rate of 12 3/4% per annum and will be payable in cash semi-annually on April 1 and October 1, commencing October 1, 2001. The 2006 Notes will be redeemable, at the option of ACSI at any time, in whole or in part, on or after April 1, 2001 at 106 3/8%, 104 1/4% and 102 1/8% of the principal amount for the twelve months following April 1, 2001, 2002 and 2003, respectively, plus accrued and unpaid interest, if any, thereon, to the date of repurchase.

  THE 2007 NOTES

     Debt Offering. On July 23, 1997, the Company consummated the sale of $220 million aggregate principal amount (the "Debt Offering") of the 2007 Notes. Of the total net proceeds of $204 million, the Company placed approximately $70 million representing funds sufficient to pay the first five semi-annual interest payments on the 2007 Notes, into an escrow account for the benefit of the holders thereof.

     The 2007 Notes mature on July 15, 2007. The 2007 Notes bear interest at a rate of 13 3/4% per annum from July 23, 1997 payable semi-annually in cash on January 15, and July 15, commencing January 15, 1998. The Company placed approximately $70.0 million of the proceeds from the sale of the 2007 Notes, representing funds, together with interest thereon, sufficient to pay the first five semi-annual interest payments on the 2007 Notes, into an escrow account to be held by the escrow agent for the benefit of the holders of the 2007 Notes. The 2007 Notes are redeemable, at the option of the ACSI, in whole or in part, on or after July 15, 2002 at 106.875%, 105.156%, 103.438%, 101.719% and 100% of their principal amount for the twelve months following July 15, 2002, 2003, 2004, 2005 and 2006, respectively, plus accrued and unpaid interest, if any, thereon, to the date of repurchase. In addition, at any time on or prior to July 15, 2000, the Company may, at its option, redeem up to 35% of the aggregate principal amount at maturity of the 2007 Notes with the net cash proceeds of one or more Equity Offerings (as defined in the related indenture), at a redemption price equal to 113.75% of the principal amount thereof; provided, however, that after giving effect to any such redemption, at least $143.0 million aggregate principal amount of the 2007 Notes remains outstanding.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Riley M. Murphy, Esq., Executive Vice President, Legal and Regulatory Affairs, General Counsel and Secretary of the Company, and by Simpson Thacher & Bartlett, New York, New York, and for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS

     The consolidated financial statements of American Communications Services, Inc. as of June 30, 1996, December 31, 1996 and December 31, 1997, and for the years ended June 30, 1995 and 1996, the six months ended December 31, 1996 and the year ended December 31, 1997, have been included herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

                                    GLOSSARY

     ACCESS CHARGES -- The fees paid by an interexchange carrier (IXC) to a LEC for originating and terminating long distance calls on their local networks.

     ATM (ASYNCHRONOUS TRANSFER MODE) -- A recently commercialized switching and transmission technology that is one of a general class of packet technologies that relay traffic by way of an address contained within the first five bits of a standard fifty-three bit-long packet or cell. ATM switching was specifically developed to allow switching and transmission of mixed voice, data and video (sometimes referred to as "multi-media" information) at varying rates. The ATM format can be used by many different information systems, including LANs.

     BROADBAND -- Broadband communications systems can transmit large quantities of voice, data and video by way of digital or analog signals. Examples of broadband communication systems include DS-3 fiber optic systems, which can transmit 672 simultaneous voice conversations, or a broadcast television station that transmits high resolution audio and video signals into the home. Broadband connectivity is also an essential element for interactive multimedia applications.

     CAP (COMPETITIVE ACCESS PROVIDER) -- A name for a category of local service provider that appeared in the late 1980's, who competed with local telephone companies by placing its own fiber optic cables in a city and sold various private line telecommunications services in direct competition to the local telephone company. CAPs are also referred to in the industry as alternative local telecommunications service providers (ALTs) and metropolitan area network providers (MANs) and were formerly referred to as alternative access vendors
(AAVs).

     CATVS -- Cable television service providers.

     CENTRAL OFFICES -- The switching centers or central switching facilities of the LECs.

     CENTREX -- Centrex is a service that offers features similar to those of a Private Branch Exchange (PBX), except the equipment is located at the carrier's premises and not at the premises of the customer. These features include direct dialing within a given phone system, direct dialing of incoming calls, and automatic identification of outbound calls. This is a value-added service that carriers can provide to a wide range of customers who do not have the size or the funds to support their own on-site PBX.

     CLEC (COMPETITIVE LOCAL EXCHANGE CARRIER) -- A category of telephone service provider (carrier) that offers services similar to the former monopoly local telephone company, as recently allowed by changes in telecommunications law and regulation. A CLEC may also provide other types of telecommunications services (long distance, etc.).

     CO-CARRIER STATUS -- A relationship between a CLEC and an ILEC that affords the same access and rights to the other's network, and provides access and services on an equal basis.

     COLLOCATION -- The ability to connect a network to the ILEC's central offices. Physical collocation occurs upon placement of network connection equipment inside the ILEC's central offices. Virtual collocation is an alternative to physical collocation pursuant to which the ILEC permits connection to its network through the ILEC's central offices at competitive prices, even though the network connection equipment is not physically located inside the central offices of the ILEC.

     DEDICATED LINES -- Telecommunications lines dedicated or reserved for use exclusively by particular customers along predetermined routes (in contrast to telecommunications lines within the LEC's public switched network).

     DEDICATED SERVICES -- Special access, switched transport and private line services generally offered by CAPs, including the Company.

     DIGITAL -- A method of storing, processing and transmitting information through the use of distinct electronic or optical pulses that represent the binary code digits 0 and 1. Digital transmission and switching technologies employ a sequence of these pulses to represent information as opposed to the continuously variable analog signal. Digital transmission and switching technologies offer a threefold improvement in speed and capacity over analog techniques, allowing much more efficient and cost-effective transmission of voice, video and data.

     DS-0, DS-1, DS-3 -- Standard telecommunications industry digital signal formats, which are distinguishable by bit rate (the number of binary digits (0 and 1) transmitted per second). DS-0 service has a bit rate of 64 kilobits per second. DS-1 service has a bit rate of 1.544 megabits per second and DS-3 service has a bit rate of 45 megabits per second.

     FCC (FEDERAL COMMUNICATIONS COMMISSION) -- The US Government organization charged with the oversight of all public communications media.

     FIBER MILES -- The number of route miles installed (excluding pending installations) along a telecommunications path multiplied by the number of fibers along that path. See the definition of "Route Miles" below.

     FIBER OPTICS -- Fiber optic cable is the medium of choice for the telecommunications and cable industries. Fiber is immune to electrical interference and environmental factors that affect copper wiring and satellite transmission. Fiber optic technology involves sending laser light pulses across glass strands in order to transmit digital information. A strand of fiber optic cable is as thick as a human hair yet has significantly greater bandwidth capacity than copper cable, which is many times greater in size.

     FIBER OPTIC RING NETWORK -- Most CAPs have built their networks in ring configurations in order to ensure that, if one segment of a network is damaged or cut, the traffic is simply re-routed and sent to its destination in the opposite direction. The Company uses a "self-healing" optical fiber ring architecture in its networks.

     FRAME RELAY -- Frame relay is a high-speed data packet switching service used to transmit data between computers. Frame Relay supports data units of variable lengths at access speeds ranging from 56kbs to 1.5 mbs. This service is ideal for connecting LANs, but is not appropriate for voice and video applications due to the variable delays that can occur. Frame Relay was designed to operate at higher speeds on modern fiber optic networks.

     ICP (INTEGRATED COMMUNICATIONS PROVIDER) -- A telecommunications carrier that provides packaged or integrated services from among a broad range of categories, including local exchange service, long distance service, enhanced data service, cable TV service, and other communications services.

     ILEC (INCUMBENT LOCAL EXCHANGE CARRIER) -- The local exchange carrier that was the monopoly carrier, prior to the opening of local exchange services to competition.

     INTERCONNECTION DECISIONS -- Rulings by the FCC announced in September 1992 and August 1993, which require the RBOCs and most other LECs to provide interconnection in LEC central offices to any CAP, long distance carrier or end-user seeking such interconnection for the provision of interstate special access and switched access transport services.

     INTERNET PROTOCOL (IP) -- A compilation of network- and transport-level protocols that allow computers with different architectures and operating system software to communicate with other computers on the Internet.

     ISDN (INTEGRATED SERVICES DIGITAL NETWORK) -- An internationally agreed upon standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line. ISDN permits video-conferencing over a single line, for example, and also supports a multitude of value-added networking capabilities, reducing costs for end-users and results in more efficient use of available facilities. ISDN combines standards for highly flexible customers to network signaling with both voice and data within a common facility.

     ISP (INTERNET SERVICE PROVIDER) -- An Internet service provider provides customers with access to the Internet, normally for dial access customers, by linking its network directly or through other ISPs to the Internet backbone network.

     IXC (INTEREXCHANGE CARRIERS) -- See Long Distance Carrier.

     LANS (LOCAL AREA NETWORKS) -- The interconnection of computers for the purpose of sharing files, programs and various devices such as work stations, printers and high-speed modems. LANs may include dedicated computers or file servers that provide a centralized source of shared files and programs.

     LATAS (LOCAL ACCESS AND TRANSPORT AREAS) -- The geographically defined areas in which LECs are authorized to provide local switched services.

     LEC (LOCAL EXCHANGE CARRIER) -- A company providing local telephone services.

     LOCAL EXCHANGE AREAS -- A geographic area determined by the appropriate state regulatory authority in which local calls generally are transmitted without toll charges to the calling or called party.

     LONG DISTANCE CARRIERS OR IXCS (INTEREXCHANGE CARRIERS) -- Long distance carriers provide services between local exchanges on an interstate or intrastate basis. A long distance carrier may offer services over its own or another carrier's facilities. Long distance carriers include, among others, AT&T, MCI, Sprint, WorldCom and LCI, as well as resellers of long distance capacity.

     NAP -- Network Access Points are points where the national ISPs interconnect their networks, allowing a multitude of local and regional ISPs to exchange data and access the Internet globally.

     NODE -- An individual point of origination and termination of data on the network transported using frame relay or similar technology.

     OFF-NET -- A customer that is not physically connected to one of the Company's networks but who is accessed through interconnection with a LEC network.

     ON-NET -- A customer that is physically connected to one of the Company's networks.

     PBX (PRIVATE BRANCH EXCHANGE) -- A switching system within an office building which allows calls from outside to be routed directly to the individual instead of through a central number. This PBX also allows for calling within an office by way of four digit extensions. Centrex is a service which can simulate this service from an outside switching source, thereby eliminating the need for a large capital expenditure on a PBX.

     PCS (PERSONAL COMMUNICATIONS SERVICE) -- A type of wireless telephone system that uses light, inexpensive handheld sets and communicates via low power antennas.

     POPS (POINTS OF PRESENCE) -- Locations where a long distance carrier has installed transmission equipment in a service area that serves as, or relays calls to, a network switching center of that long distance carrier.

     PRIVATE LINE -- A private, dedicated telecommunications connection between end-user locations (excluding long distance carrier POPs).

     RBOCS (REGIONAL BELL OPERATING COMPANIES) -- The seven regional local telephone holding companies established by the modification of final judgment in U.S. v. AT&T. These RBOCs are prohibited from providing interLATA services and from manufacturing telecommunications equipment.

     ROUTE MILES -- The number of miles of the telecommunications path in which fiber optic cables are installed as it would appear on a network map.

     SONET (SYNCHRONOUS OPTICAL NETWORK) -- A transmission technology that is used by carriers in both local and long distance telecommunications networks to provide efficient, highly reliable communications channels.

     SPECIAL ACCESS SERVICES -- The lease of private, dedicated telecommunications lines or "circuits" along the network of a ILEC or a CAP (such as the Company), whose lines or circuit run to or from the long distance carrier POPs. Examples of special access services are telecommunications lines running between POPs of a single long distance carrier, from one long distance carrier POP to the POP of another long distance carrier or from an end-user to its long distance carrier POP. Special access services do not require the use of switches.

     SWITCH -- A sophisticated computer that accepts instructions from a caller in the form of a telephone number. Like an address on an envelope, the numbers tell the switch where to route the call. The switch opens or closes circuits or selects the paths or circuits to be used for transmission of information. Switching is a process of interconnecting circuits to form a transmission path between users. Switches allow local telecommunications service providers to connect calls directly to their destination, while providing advanced features and recording connection information for future billing.

     SWITCHED ACCESS SERVICES -- The origination or termination of long distance traffic between a customer premise and an IXC POP via shared local trunks using a local switch.

     SWITCHED TRANSPORT SERVICES -- Transportation of switched traffic along dedicated lines between the LEC central offices and IXC POPs.

     SWITCHED TRAFFIC -- Telecommunications traffic along a switched network.

     VGE (VOICE GRADE EQUIVALENT CIRCUITS) -- A measure of service equivalent to one telephone line (64 kilobits of bandwidth) actually billed to a customer.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS
             JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        -----
Independent Auditors' Report..........................................................  F-2
Consolidated Balance Sheets as of June 30, 1996 and December 31, 1996 and 1997........  F-3
Consolidated Statements of Operations for the years ended June 30, 1995 and 1996, the six months ended December 31, 1996, and the year ended December 31, 1997............  F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the years ended June 30,
  1995 and 1996, the six months ended December 31, 1996, and the year ended December
  31, 1997............................................................................  F-5
Consolidated Statements of Cash Flows for the years ended June 30, 1995 and 1996, the six months ended December 31, 1996, and the year ended December 31, 1997............  F-7
Notes to Consolidated Financial Statements............................................  F-9

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
American Communications Services, Inc.:

     We have audited the accompanying consolidated balance sheets of American Communications Services, Inc. and subsidiaries as of June 30, 1996 and December 31, 1996 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years ended June 30, 1995 and 1996, the six months ended December 31, 1996, and the year ended December 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Communications Services, Inc. and subsidiaries as of June 30, 1996 and December 31, 1996 and 1997, and the results of their operations and their cash flows for the years ended June 30, 1995 and 1996, the six months ended December 31, 1996, and the year ended December 31, 1997, in conformity with generally accepted accounting principles.

/s/ KPMG Peat Marwick LLP

Washington, D.C.
February 12, 1998

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                                               DECEMBER 31,
                                                                          JUNE 30,     ----------------------------
                                                                            1996           1996           1997
                                                                        ------------   ------------   -------------
                                                      ASSETS
Current assets:
  Cash and cash equivalents (note 1)..................................  $134,115,981   $ 78,618,544   $ 260,836,929
  Restricted cash and investments (note 1)............................     2,342,152      2,342,152      26,525,516
  Trade accounts receivable, net of allowance for doubtful accounts of
    $190,000, $432,000, and $1,921,000 at June 30, 1996, December 31,
    1996, and December 31, 1997, respectively (note 1)................       735,260      2,429,077      15,514,278
  Other current assets................................................     1,003,465      1,202,711       6,127,267
                                                                        ------------    -----------    ------------
Total current assets..................................................   138,196,858     84,592,484     309,003,990
Networks, equipment and furniture, gross (note 2).....................    80,147,964    144,403,123     282,152,543
  Less: accumulated depreciation and amortization.....................    (3,408,698)    (8,320,372)    (31,675,227)
                                                                        ------------    -----------    ------------
                                                                          76,739,266    136,082,751     250,477,316
Deferred financing fees, net of accumulated amortization of $773,000,
  $1,071,000, and $3,649,000 at June 30, 1996, December 31, 1996, and
  December 31, 1997, respectively.....................................     8,334,183      8,380,283      25,031,409
Intangible assets, net of accumulated amortization of $776,000 (notes
  1 and 13)...........................................................            --             --       8,132,191
Restricted cash and investments (note 1)..............................            --             --      45,375,000
Other assets..........................................................       329,584        982,649         875,466
                                                                        ------------    -----------    ------------
        Total assets..................................................  $223,599,891   $230,038,167   $ 638,895,372
                                                                        ============    ===========    ============
                         LIABILITIES, REDEEMABLE STOCK AND OPTIONS, MINORITY INTEREST, AND
                                          STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Notes payable -- current portion (note 6)...........................  $    252,809   $    872,031   $     437,500
  Accounts payable....................................................    21,317,346     33,587,407      18,308,370
  Accrued interest....................................................            --             --      13,360,415
  Accrued employee costs..............................................       774,262      2,057,187       2,353,247
  Other accrued liabilities...........................................       886,692      2,074,945       2,310,664
                                                                        ------------    -----------    ------------
Total current liabilities.............................................    23,231,109     38,591,570      36,770,196
Long-term liabilities:
  Notes payable, less current portion (note 6)........................   184,129,361    209,538,226     460,847,677
  Other long-term liabilities.........................................            --             --         473,693
  Dividends payable (note 3)..........................................     4,942,313      6,945,943              --
                                                                        ------------    -----------    ------------
        Total liabilities.............................................   212,302,783    255,075,739     498,091,566
                                                                        ============    ===========    ============
Redeemable stock and options:
  Redeemable options (note 7).........................................     2,155,025      2,000,000       1,000,000
  14 3/4% Redeemable Preferred Stock due 2008 (note 5)................            --             --      55,060,661
  12 3/4% Junior Redeemable Preferred Stock due 2009 (note 5).........            --             --     150,098,992
                                                                        ------------    -----------    ------------
Total redeemable stock and options....................................     2,155,025      2,000,000     206,159,653
                                                                        ------------    -----------    ------------
Minority interest (note 6)............................................       160,270             --              --
                                                                        ------------    -----------    ------------
Stockholders' equity (deficit) (notes 3, 4, 5, 6 and 7):
  Preferred stock, $1.00 par value, 186,664 shares designated as 9%
    Series A-1 Convertible Preferred Stock authorized, issued and outstanding at June 30, 1996 and December 31, 1996, respectively,
    no shares issued and outstanding at December 31, 1997.............       186,664        186,664              --
  Preferred stock, $1.00 par value, 277,500 shares authorized and designated as 9% Series B Convertible Preferred Stock; 277,500 and
    227,500 shares issued and outstanding at June 30, 1996 and
    December 31, 1996, respectively, no shares issued and outstanding
    at December 31, 1997..............................................       277,500        277,500              --
  Common stock, $.01 par value, 75,000,000 shares authorized,
    6,645,691, 6,784,996, and 37,219,419 shares issued and outstanding
    at June 30, 1996, December 31, 1996 and 1997, respectively........        65,837         67,850         372,194
  Additional paid-in capital..........................................    55,975,078     54,870,194     131,728,166
  Accumulated deficit.................................................   (47,523,266)   (82,439,780)   (197,456,207)
                                                                        ------------    -----------    ------------
Total stockholders' equity (deficit)..................................     8,981,813    (27,037,572)    (65,355,847)
                                                                        ------------    -----------    ------------
Commitments and contingencies (notes 1, 6, 9 and 10)
        Total liabilities, redeemable stock and options, minority
          interest, and stockholders' equity (deficit)................  $223,599,891   $230,038,167   $ 638,895,372
                                                                        ============    ===========    ============

          See accompanying notes to consolidated financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                            FOR THE SIX        FOR THE YEAR
                               FOR THE YEAR ENDED   FOR THE YEAR ENDED     MONTHS ENDED            ENDED
                                 JUNE 30, 1995        JUNE 30, 1996      DECEMBER 31, 1996   DECEMBER 31, 1997
                               ------------------   ------------------   -----------------   -----------------
Revenues (note 1)............     $    388,887         $  3,415,137        $   6,990,452       $  59,000,450
                                  ------------          -----------          -----------        ------------
Operating expenses:
  Network development and
    operations...............        3,282,183            5,264,570            8,703,057          52,881,173
  Selling, general, and
    administrative...........        4,597,615           13,463,775           20,269,991          59,850,690
  Non-cash stock compensation
    (note 7).................        6,419,412            2,735,845              549,645           4,273,669
  Depreciation and
    amortization.............          497,811            3,078,426            4,911,674          24,131,317
                                  ------------          -----------          -----------        ------------
Total operating expenses.....       14,797,021           24,542,616           34,434,367         141,136,849
Nonoperating income
  (expenses):
  Interest and other
    income...................          217,525            4,409,733            2,757,461           8,685,473
  Interest and other
    expense..................         (170,095)         (10,476,904)         (10,390,330)        (41,565,501)
  Debt conversion expense....         (385,000)                  --                   --                  --
                                  ------------          -----------          -----------        ------------
Loss before minority
  interest...................      (14,745,704)         (27,194,650)         (35,076,784)       (115,016,427)
Minority interest............           48,055              412,606              160,270                  --
                                  ------------          -----------          -----------        ------------
Net loss.....................      (14,697,649)         (26,782,044)         (34,916,514)       (115,016,427)
Preferred stock dividends and
  accretion (notes 3 and
  5).........................       (1,070,985)          (3,871,328)          (2,003,630)        (11,629,712)
                                  ------------          -----------          -----------        ------------
Net loss to common
  stockholders...............     $(15,768,634)        $(30,653,372)       $ (36,920,144)      $(126,646,139)
                                  ============          ===========          ===========        ============
Basic and diluted net loss
  per common share (note
  8).........................     $      (3.30)        $      (4.96)       $       (5.48)      $       (4.65)
                                  ============          ===========          ===========        ============
Weighted average number of
  common shares
  outstanding................        4,771,689            6,185,459            6,733,759          27,233,642
                                  ============          ===========          ===========        ============

          See accompanying notes to consolidated financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

 FOR THE YEARS ENDED JUNE 30, 1995 AND 1996, THE SIX MONTHS ENDED DECEMBER 31,
                   1996, AND THE YEAR ENDED DECEMBER 31, 1997

                                                                               SERIES A-1              SERIES B           COMMON
                                                     PREFERRED STOCK        PREFERRED STOCK        PREFERRED STOCK        STOCK
                                                   --------------------   --------------------   --------------------   ----------
                                                   SHARES     AMOUNT       SHARES     AMOUNT      SHARES     AMOUNT       SHARES
                                                   ------   -----------   --------   ---------   --------   ---------   ----------
Balances at June 30, 1994........................   1,700   $ 1,700,000         --   $      --         --   $      --    2,755,005
 Preferred Stock exchange........................  (1,700)   (1,700,000)        --          --         --          --      548,387
 Set par value for common stock..................      --            --         --          --         --          --           --
 Acquisition of Piedmont Teleport, Inc...........      --            --         --          --         --          --       62,000
 Write-off of note receivable for common stock...      --            --         --          --         --          --           --
 Series A Preferred private placement, net of
   related costs (note 3)........................      --            --    186,664     186,664         --          --           --
 Series B Preferred private placement, net of
   related costs (note 3)........................      --            --         --          --    227,500     227,500           --
 Issuance of put right obligations...............      --            --         --          --         --          --           --
 Cancellation of put right obligation............      --            --         --          --         --          --           --
 Warrant and stock option exercises and stock
   grant.........................................      --            --         --          --         --          --    2,379,390
 Establish limitation on common stock put right
   obligation....................................      --            --         --          --         --          --           --
 Series A Preferred Stock dividends accrued (note
   3)............................................      --            --         --          --         --          --           --
 Net loss........................................      --            --         --          --         --          --           --
                                                   ------   -----------   --------    --------   --------    --------     --------
Balances at June 30, 1995........................      --            --    186,664     186,664    227,500     227,500    5,744,782
 Issuance of Series B-4 Preferred Stock (note
   3)............................................      --            --         --          --     50,000      50,000           --
 Issuance of detachable warrants (note 6)........      --            --         --          --         --          --           --
 Warrants and stock options exercised............      --            --         --          --         --          --      900,909
 Series A and B Preferred Stock dividends accrued
   (note 3)......................................      --            --         --          --         --          --           --
 Cancellation of and adjustments to put right
   obligations...................................      --            --         --          --         --          --           --
 Stock compensation expense......................      --            --         --          --         --          --           --
 Net loss........................................      --            --         --          --         --          --           --
                                                   ------   -----------   --------    --------   --------    --------     --------
Balances at June 30, 1996........................      --            --    186,664     186,664    277,500     277,500    6,645,691
 Warrants and stock options exercised............      --            --         --          --         --          --      139,305
 Series A and B Preferred Stock dividends accrued
   (note 3)......................................      --            --         --          --         --          --           --
 Accretion of consulting agreement credit to
   exercise price of warrants (note 11)..........      --            --         --          --         --          --           --
 Cancellation of and adjustments to put right
   obligations...................................      --            --         --          --         --          --           --
 Stock compensation expense......................      --            --         --          --         --          --           --
 Net loss........................................      --            --         --          --         --          --           --
                                                   ------   -----------   --------    --------   --------    --------     --------
Balances December 31, 1996.......................      --            --    186,664     186,664    277,500     277,500    6,784,996
 Shares issued to CyberGate (note 13)............      --            --         --          --         --          --    1,030,000
 Series A and B Preferred Stock dividends (note
   3)............................................      --            --         --          --         --          --           --
 Issuance of common stock (note 4)...............      --            --         --          --         --          --    8,660,000
 Conversion of preferred shares (note 3).........      --            --   (186,664)   (186,664)  (277,500)   (277,500)  17,377,275
 Preferred dividends paid in stock (note 4)......      --            --         --          --         --          --    1,650,207

                                                                               NOTES                         TOTAL
                                                              ADDITIONAL     RECEIVABLE                   STOCKHOLDERS'
                                                                PAID-IN      ON SALE OF    ACCUMULATED       EQUITY
                                                    AMOUNT      CAPITAL     COMMON STOCK     DEFICIT       (DEFICIT)
                                                   --------   -----------   ------------   ------------   ------------
Balances at June 30, 1994........................  $     --     1,080,566       (2,750)      (6,043,573)    (3,265,757)
 Preferred Stock exchange........................        --     1,700,000           --               --             --
 Set par value for common stock..................    33,033       (33,033)          --               --             --
 Acquisition of Piedmont Teleport, Inc...........        --            --           --               --             --
 Write-off of note receivable for common stock...        --        (2,750)       2,750               --             --
 Series A Preferred private placement, net of
   related costs (note 3)........................        --    15,009,461           --               --     15,196,125
 Series B Preferred private placement, net of
   related costs (note 3)........................        --    20,434,000           --               --     20,661,500
 Issuance of put right obligations...............        --       (53,303)          --               --        (53,303)
 Cancellation of put right obligation............        --       487,500           --               --        487,500
 Warrant and stock option exercises and stock
   grant.........................................    23,794       349,030           --               --        372,824
 Establish limitation on common stock put right
   obligation....................................        --     4,510,962           --               --      4,510,962
 Series A Preferred Stock dividends accrued (note
   3)............................................        --    (1,070,985)          --               --     (1,070,985)
 Net loss........................................        --            --           --      (14,697,649)   (14,697,649)
                                                   ----------    --------   -----------          ------    -----------
Balances at June 30, 1995........................    56,827    42,411,448           --      (20,741,222)    22,141,217
 Issuance of Series B-4 Preferred Stock (note
   3)............................................        --     4,950,000           --               --      5,000,000
 Issuance of detachable warrants (note 6)........        --     8,684,000           --               --      8,684,000
 Warrants and stock options exercised............     9,010       289,360           --               --        298,370
 Series A and B Preferred Stock dividends accrued
   (note 3)......................................        --    (3,871,328)          --               --     (3,871,328)
 Cancellation of and adjustments to put right
   obligations...................................        --       775,753           --               --        775,753
 Stock compensation expense......................        --     2,735,845           --               --      2,735,845
 Net loss........................................        --            --           --      (26,782,044)   (26,782,044)
                                                   ----------    --------   -----------          ------    -----------
Balances at June 30, 1996........................    65,837    55,975,078           --      (47,523,266)     8,981,813
 Warrants and stock options exercised............     1,393       175,945           --               --        177,338
 Series A and B Preferred Stock dividends accrued
   (note 3)......................................        --    (2,003,630)          --               --     (2,003,630)
 Accretion of consulting agreement credit to
   exercise price of warrants (note 11)..........        --        18,750           --               --         18,750
 Cancellation of and adjustments to put right
   obligations...................................       620       154,406           --               --        155,026
 Stock compensation expense......................        --       549,645           --               --        549,645
 Net loss........................................        --            --           --      (34,916,514)   (34,916,514)
                                                   ----------    --------   -----------          ------    -----------
Balances December 31, 1996.......................    67,850    54,870,194           --      (82,439,780)   (27,037,572)
 Shares issued to CyberGate (note 13)............    10,300     8,744,700           --               --      8,755,000
 Series A and B Preferred Stock dividends (note
   3)............................................        --    (1,113,744)          --               --     (1,113,744)
 Issuance of common stock (note 4)...............    86,600    39,866,172           --               --     39,952,772
 Conversion of preferred shares (note 3).........   173,773       290,391           --               --             --
 Preferred dividends paid in stock (note 4)......    16,502     7,790,716           --               --      7,807,218

                                                                               SERIES A-1              SERIES B           COMMON
                                                     PREFERRED STOCK        PREFERRED STOCK        PREFERRED STOCK        STOCK
                                                   --------------------   --------------------   --------------------   ----------
                                                   SHARES     AMOUNT       SHARES     AMOUNT      SHARES     AMOUNT       SHARES
                                                   ------   -----------   --------   ---------   --------   ---------   ----------
 Warrants and stock options exercised............      --            --         --          --         --          --    1,367,460
 Expiration of put right obligation (note 7).....      --            --         --          --         --          --           --
 Stock compensation expense......................      --            --         --          --         --          --           --
 Warrants issued (note 7)........................      --            --         --          --         --          --           --
 Redeemable Preferred Warrants (note 5)..........      --            --         --          --         --          --           --
 Preferred stock dividends/accretion (note 5)....      --            --         --          --         --          --           --
 NetRunner acquisition (note 13).................      --            --         --          --         --          --       51,166
 Shares issued to AT&T (note 6)..................      --            --         --          --         --          --      207,964
 Shares issued under employee stock purchase
   plan..........................................      --            --         --          --         --          --       90,351
 Accretion of consulting agreement credit to
   exercise price of warrants (note 11)..........      --            --         --          --         --          --           --
 Net loss........................................      --            --         --          --         --          --           --
                                                   ------   -----------   --------    --------   --------    --------     --------
Balance at December 31, 1997.....................      --            --         --   $      --         --   $      --   37,219,419
                                                   ======   ===========   ========    ========   ========    ========     ========

                                                                               NOTES                         TOTAL
                                                              ADDITIONAL     RECEIVABLE                   STOCKHOLDERS'
                                                                PAID-IN      ON SALE OF    ACCUMULATED       EQUITY
                                                    AMOUNT      CAPITAL     COMMON STOCK     DEFICIT       (DEFICIT)
                                                   --------   -----------   ------------   ------------   ------------
 Warrants and stock options exercised............    13,674     3,254,481           --               --      3,268,155
 Expiration of put right obligation (note 7).....        --     1,000,000           --               --      1,000,000
 Stock compensation expense......................        --     4,273,669           --               --      4,273,669
 Warrants issued (note 7)........................        --       480,144           --               --        480,144
 Redeemable Preferred Warrants (note 5)..........        --    21,603,854           --               --     21,603,854
 Preferred stock dividends/accretion (note 5)....        --   (10,515,968)          --               --    (10,515,968)
 NetRunner acquisition (note 13).................       511       628,608           --               --        629,119
 Shares issued to AT&T (note 6)..................     2,080        (2,080)          --               --             --
 Shares issued under employee stock purchase
   plan..........................................       904       538,279           --               --        539,183
 Accretion of consulting agreement credit to
   exercise price of warrants (note 11)..........        --        18,750           --               --         18,750
 Net loss........................................        --            --           --     (115,016,427)  (115,016,427)
                                                   ----------    --------   -----------          ------    -----------
Balance at December 31, 1997.....................  $372,194   131,728,166           --     (197,456,207)   (65,355,847)
                                                   ==========    ========   ===========          ======    ===========

          See accompanying notes to consolidated financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                          FOR THE            FOR THE            FOR THE SIX              FOR THE
                                        YEAR ENDED         YEAR ENDED          MONTHS ENDED            YEAR ENDED
                                       JUNE 30, 1995      JUNE 30, 1996      DECEMBER 31, 1996      DECEMBER 31, 1997
                                       -------------      -------------      -----------------      -----------------
Cash flows from operating
  activities:
  Net loss..........................   $ (14,697,649)     $ (26,782,044)       $ (34,916,514)         $(115,016,427)
  Adjustments to reconcile net loss
    to net cash used in operating
    activities:
    Depreciation and amortization...         497,811          3,078,426            4,911,674             23,525,781
    Interest deferral and
      accretion.....................              --         10,447,687           10,041,189             41,032,473
    Amortization of deferred
      financing fees................         323,900            668,317              334,671              2,578,675
    Provision for doubtful
      accounts......................           8,570            180,940              242,915              1,438,193
    Loss from impairment of
      assets........................              --                 --              318,737                     --
    Loss attributed to minority
      interest......................         (48,055)          (412,606)            (160,270)                    --
    Noncash compensation,
      consultants, and other
      expenses......................       6,419,412          2,735,845              549,645              4,273,669
    Accretion of consulting
      agreement credit to exercise
      price of warrants.............              --                 --               18,750                 18,750
    Noncash debt conversion
      expense.......................         385,000                 --                   --                     --
    Issuance of warrants under the
      preferred provider
      agreement.....................              --                 --                   --                480,144
    Changes in operating assets and
      liabilities:
      Trade accounts receivable.....        (359,007)          (565,764)          (1,936,732)           (14,396,963)
      Restricted cash related to
        operating activities........         200,000                 --                   --                     --
      Other current assets..........         (92,325)          (911,140)            (199,246)            (4,887,960)
      Other assets..................         (26,545)          (107,574)            (653,065)               126,026
      Accounts payable..............       3,170,885         17,474,179           12,270,061            (19,232,343)
      Accrued financing fees........       1,542,255         (1,542,255)                  --                     --
      Accrued employee costs........         719,333            (62,247)           1,282,925                296,060
      Other accrued liabilities.....       1,055,673           (382,792)           1,188,253              3,410,960
                                        ------------       ------------         ------------           ------------
Net cash (used in) provided by
  operating activities..............        (900,742)         3,818,972           (6,707,007)           (76,352,962)
                                        ------------       ------------         ------------           ------------
Cash flows from investing
  activities:
  Purchase of net assets of Piedmont
    Teleport, Inc...................         (19,135)                --                   --                     --
  Purchase of equipment and
    furniture.......................        (306,454)        (2,966,987)          (1,827,119)            (7,575,081)
  Restricted cash related to network
    activities......................        (752,000)        (1,590,152)                  --             (1,119,152)
  Network development costs.........     (14,996,303)       (57,889,227)         (62,746,777)          (127,460,581)
                                        ------------       ------------         ------------           ------------
Net cash used in investing
  activities........................     (16,073,892)       (62,446,366)         (64,573,896)          (136,154,814)
                                        ------------       ------------         ------------           ------------
Cash flows from financing
  activities:
  Issuance of notes payable.........       3,510,349        166,888,210           16,329,923            223,697,586
  Payment of deferred financing
    fees............................        (310,175)        (8,710,387)            (380,771)           (19,229,801)
  Warrant and stock option
    exercises.......................         372,824            298,370              177,338              3,268,155
  Issuances of Series A Preferred
    Stock, net of offering costs and
    conversion of bridge
    financing.......................      10,962,046                 --                   --                     --
  Issuances of Series B Preferred
    Stock, net of offering costs....      20,661,500          5,000,000                   --                     --
  Issuance of warrants with 2005
    Notes...........................              --          8,684,000                   --                     --
  Issuance of notes payable --
    stockholders....................         250,000                 --                   --                     --
  Proceeds from sale of minority
    interest in subsidiaries........         242,457            378,474                   --                     --

                                          FOR THE            FOR THE            FOR THE SIX              FOR THE
                                        YEAR ENDED         YEAR ENDED          MONTHS ENDED            YEAR ENDED
                                       JUNE 30, 1995      JUNE 30, 1996      DECEMBER 31, 1996      DECEMBER 31, 1997
                                       -------------      -------------      -----------------      -----------------
  Payment of equipment financing....   $          --      $          --        $    (343,024)         $          --
  Payments of notes payable --
    stockholders....................        (481,692)          (146,083)                  --               (494,724)
  Payments of bridge notes..........      (1,000,000)                --                   --                     --
  Payments of secured note..........         (75,000)                --                   --                     --
  Payments of secured convertible
    note............................         (77,281)                --                   --                     --
  Other long-term liabilities.......              --                 --                   --               (562,914)
  Restricted cash related to notes
    payable.........................              --                 --                   --            (68,439,212)
  Shares issued under the Employee
    Stock Purchase Plan.............              --                 --                   --                539,183
  Issuance of common stock..........              --                 --                   --             39,952,772
  Payment of dividends..............              --                 --                   --               (252,423)
  Issuance of redeemable preferred
    stock...........................              --                 --                   --            216,247,539
                                        ------------       ------------         ------------           ------------
Net cash provided by financing
  activities........................      34,055,028        172,392,584           15,783,466            394,726,161
                                        ------------       ------------         ------------           ------------
Net (decrease) increase in cash and
  cash equivalents..................      17,080,394        113,765,190          (55,497,437)           182,218,385
Cash and cash equivalents, beginning
  of year...........................       3,270,397         20,350,791          134,115,981             78,618,544
                                        ------------       ------------         ------------           ------------
Cash and cash equivalents, end of
  year..............................   $  20,350,791      $ 134,115,981        $  78,618,544          $ 260,836,929
                                        ============       ============         ============           ============
Supplemental disclosure of cash flow
  information -- interest paid on
  all debt obligations..............   $     219,554      $      29,217        $      14,470          $   2,085,380
                                        ============       ============         ============           ============
Supplemental disclosure of noncash
  investing and financing
  activities:
  Equipment financing...............   $          --      $     343,024        $          --          $          --
  Dividends declared in connection
    with Series A and B Preferred
    Stock...........................   $   1,070,985      $   3,871,328        $   2,003,630          $   1,113,744
                                        ============       ============         ============           ============
Bridge financing, secured
  convertible notes and notes
  payable -- stockholders converted
  to equity in connection with
  private placements................   $   4,080,079      $          --        $          --          $          --
                                        ============       ============         ============           ============
Cancellation of and adjustments to
  put right obligations.............   $    (487,500)     $    (775,753)       $    (155,025)         $  (1,000,000)
                                        ============       ============         ============           ============
Write off of note receivable from
  sale of common stock..............   $       2,750      $          --        $          --          $          --
                                        ============       ============         ============           ============
Preferred stock exchange............   $   1,700,000      $          --        $          --          $          --
                                        ============       ============         ============           ============
Purchase of Piedmont Teleport, Inc.
  for common stock and related put
  right obligation..................   $     192,303      $          --        $          --          $          --
                                        ============       ============         ============           ============
Negotiation of right-of-way
  agreement for option discount.....   $     201,000      $          --        $          --          $          --
                                        ============       ============         ============           ============
Purchase of CyberGate, Inc. --
  1,030,000 shares..................   $          --      $          --        $          --          $   8,755,000
                                        ============       ============         ============           ============

          See accompanying notes to consolidated financial statements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997

(1)  BASIS OF PRESENTATION AND RELATED MATTERS

  ORGANIZATION

     The consolidated financial statements include the accounts of American Communications Services, Inc. and its wholly-owned subsidiaries (ACSI or the Company). All material intercompany accounts and transactions have been eliminated in consolidation.

     Effective December 31, 1996, the Company changed its fiscal year from a twelve-month period ending June 30 to a twelve-month period ending December 31. The consolidated statements of operations, stockholders' equity (deficit) and cash flows are presented for the twelve month periods ended June 30, 1995 and 1996, the six month period ended December 31, 1996, and the twelve month period ended December 31, 1997.

  BUSINESS AND OPERATING ENVIRONMENT

     ACSI is an integrated communications provider. The Company owns and operates digital fiber optic networks and offers a variety of telecommunications services to long distance companies and business and government end users in selected target markets, principally in the southern United States. The Company provides nonswitched dedicated services, including special access, switched transport, and private line services, as well as high speed data services, local switched voice services and long-distance services using its own facilities and on a resale basis.

     To date, the Company has funded the construction of its networks and its operations with external financing. Prior to November 1995, the primary sources of funds were two Preferred Stock private offerings completed in October 1994 and June 1995 (see note 3), and a credit facility from AT&T Credit Corporation (see note 6). During the fiscal year ended June 30, 1996, the Company raised additional funds through an additional sale of Preferred Stock (see note 3), two private offerings of Senior Notes, one of which included detachable warrants and further borrowings under the AT&T Credit Corporation Credit Facility. During the year ended December 31, 1997, the Company raised additional funds through the sale of Common Stock, two Preferred Stock offerings, one of which included detachable warrants, and an offering of Senior Notes (see notes 3, 5 and 6). As a result of the above described debt offerings, the Company will be required to satisfy substantially higher periodic cash debt service obligations in the future. There can be no assurance that the Company will be able to generate sufficient cash flow or otherwise obtain funds to cover interest and principal payments associated with currently outstanding and future debt obligations.

     The Company has never been profitable, has never generated positive cash flow from consolidated operations and, since its inception has incurred significant net operating losses and negative cash flow. In accordance with the terms of its debt facilities, the Company has also deferred payment of most of its interest charges. The Company's continued development, construction, expansion, operation and potential acquisition of local networks, as well as the further development of additional services, including local switched voice and high-speed data services, will require substantial capital expenditures. The Company's ability to fund these expenditures is dependent upon the Company raising substantial financing. To meet its remaining capital requirements and to fund operations and cash flow deficiencies, ACSI will be required to sell additional equity securities, increase its existing credit facility, acquire additional credit facilities or sell additional debt securities, certain of which would require the consent of the Company's bondholders. Before incurring additional indebtedness, the Company may be required to seek additional equity financing to maintain balance sheet and liquidity ratios under certain of its debt instruments. There can be no assurance that the Company will be able to obtain the additional financing

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

necessary to satisfy its cash requirements or to successfully implement its growth strategy. Failure to raise sufficient capital could compel the Company to delay or abandon some or all of its plans or expenditures, which could have a material adverse effect on its business, results of operations, and financial condition. Management believes that the Company's current cash resources will be sufficient to fund the Company's continuing negative cash flow and required capital expenditures during 1998.

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. The Company's investments consist of commercial paper, US Government Securities and money market instruments, all with original maturities of 90 days or less. The fair market value of such securities approximates amortized cost.

  RESTRICTED CASH AND INVESTMENTS

     The Company has provided performance bonds and letters of credit in various cities in connection with its operations, resulting in a restriction to cash amounting to approximately $2,342,000, $2,342,000, and $1,223,000 at June 30,
1996, December 31, 1996, and December 31, 1997, respectively. The face amount of all bonds and letters of credit is approximately $6,300,000 as of December 31, 1997. In addition, the Company has placed approximately $70,677,000 into an escrow account to fund the first five interest payments of its 13 3/4 percent senior notes due 2007 (see note 6). Approximately $25,302,000 of the escrow account is classified as current. The escrow account is invested in cash equivalents consisting of government and commercial securities.

     Pursuant to SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company's short- and long-term debt securities and marketable equity securities are accounted for at market value. The fair market value of short- and long-term investments is determined based on quoted market prices. The Company's marketable securities have been classified as available for sale and are recorded at current market value with an offsetting adjustment to stockholders' equity (deficit). At June 30, 1996 and December 31, 1996 and 1997, fair market value approximated amortized cost.

  NETWORKS, EQUIPMENT, AND FURNITURE

     Networks, equipment, and furniture are stated at cost less accumulated depreciation and amortization. Costs capitalized during the network development stage include expenses associated with network engineering, design and construction, negotiation of rights-of-way, obtaining legal and regulatory authorizations and the amount of interest costs associated with the network development.

     Provisions for depreciation of networks, equipment, and furniture is computed using the straight-line method over the estimated useful lives of the assets beginning in the month a network is substantially complete and available for use and equipment and furniture are acquired.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

     The estimated useful lives of the Company's principal classes of assets are as follows:

        Networks:
          Fiber optic cables and installation costs...................  20 years
          Telecommunications equipment................................  3-10 years
          Interconnection and collocation costs.......................  3-10 years
        Leasehold improvements........................................  Life of lease
        Furniture and fixtures........................................  5 years
        Capitalized network development costs.........................  3-20 years

  INTANGIBLE ASSETS

     Intangible assets include customer lists and goodwill. Goodwill is being amortized on a straight-line basis over the period of expected benefit of ten years. Amortization expense related to goodwill for the year ended December 31, 1997 was approximately $726,000.

     The costs of purchased customer lists are amortized on a straight-line basis over their estimated useful lives, generally over eighteen months. The Company determines the useful lives of customer lists based upon the estimated length of the acquired customers' future service. Amortization expense related to purchased customer lists was approximately $50,000 for the year ended December 31, 1997.

  VALUATION OF LONG-LIVED ASSETS

     The Company accounts for the valuation of long-lived assets under SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of. This statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  DEFERRED FINANCING FEES

     Deferred financing fees include commitment fees and other costs related to certain debt financing transactions and are being amortized using the effective interest method over the initial term of the related debt. Deferred finance fees also include payments to bondholders for debt modifications that do not result in debt extinguishment.

  REVENUE RECOGNITION

     Revenue from telecommunications services is recognized as services are provided. Billings to customers for services in advance of providing such services are deferred and recognized as revenue when earned. The Company also enters into managed services agreements with certain customers. Under such agreements the Company provides use of Company owned equipment, collocation, and network access services. Revenue is recognized on a monthly basis as these services are provided to the customer.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

     The Company recognizes revenue associated with engineering and construction contracts using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs. Changes to total estimated contract costs or losses, if any, are recognized in the period in which they are determined.

  EARNINGS (LOSS) PER COMMON SHARE

     During 1997, the Company adopted the provisions of SFAS No. 128, Earnings Per Share. The computations of basic and diluted earnings (loss) per common share are based upon the weighted average number of common shares outstanding and potentially dilutive securities. Potentially dilutive securities include convertible preferred stock, stock options and warrants.

  INCOME TAXES

     Deferred income taxes are recognized for temporary differences between financial statement and income tax bases of assets and liabilities and loss carryforwards and tax credit carryforwards for which income tax benefits are expected to be realized in future years. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

  RECLASSIFICATIONS

     Certain reclassifications have been made to the June 30, 1995 and 1996 and December 31, 1996 consolidated financial statements to conform to the December 31, 1997 presentation. Such reclassifications had no effect on net loss or total stockholders' equity (deficit).

  STOCK OPTION PLAN

     Prior to July 1, 1996, the Company accounted for its stock option plan in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. On July 1, 1996, the Company adopted SFAS No. 123, Accounting for Stock Based Compensation, which permits entities to recognize as expense over the vesting period the fair value of all stock based awards on the date of grant. Alternatively, SFAS No. 123 also allows entities to continue to apply the provisions of APB Opinion No. 25 and provide pro forma net income and pro forma earnings per share disclosure for employee stock option grants as if the fair-value based method defined in SFAS No. 123 had been applied. The Company has elected to continue to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

  USE OF ESTIMATES

     The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results may differ from those estimates.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

  RISKS AND UNCERTAINTIES

     The Company receives a significant portion of its revenues from a small number of major customers, particularly the long distance telecommunications companies that service the Company's markets. For the years ended June 30, 1995 and 1996, the six months ended December 31, 1996, and the year ended December 31, 1997 approximately 85%, 60%, 40%, and 20% of the Company's revenues were attributable to services provided to three, four, four and five, respectively, of the largest long distance telecommunications companies, respectively. The loss of any one of these customers could have an adverse material impact on the Company's results of operations.

     The Company provides services to certain Internet Service Providers (ISPs). Such companies operate in a highly competitive and uncertain environment. Approximately 19% and 20% of the Company's revenues for the six months ended December 31, 1996 and the year ended December 31, 1997, respectively, were attributed to these companies. At December 31, 1996 and 1997, the Company had trade accounts receivable of $923,000 and $5.0 million, respectively, from ISPs. At December 31, 1997, the Company also has equipment with a carrying value of approximately $11.7 million that is dedicated to providing service to these ISPs. The Company believes that, if necessary, this equipment could be redeployed throughout the Company's data network.

     The Company has recorded revenues of approximately $1.6 million in 1997 for reciprocal compensation relating to the transport and termination of Internet traffic for local exchange carriers pursuant to various interconnection agreements. These local exchange carriers have not paid and have disputed these charges based on the belief that such charges are not local traffic as defined by the various agreements. The resolution of these disputes will be based on rulings by state public utility commissions and/or by the Federal Communications Commission (FCC). To date, there have been no unfavorable final rulings by any state public utility commission or the FCC that would indicate that calls placed by end users to ISPs would not qualify as local traffic subject to the payment of reciprocal compensation.

(2)  NETWORKS, EQUIPMENT, AND FURNITURE

     Networks, equipment, and furniture consists of the following:

                                                   JUNE 30,      DECEMBER 31,    DECEMBER 31,
                                                     1996            1996            1997
                                                  -----------    ------------    ------------
Networks and telecommunications equipment........ $76,853,865    $139,129,495    $269,213,500
Furniture and fixtures...........................   1,982,910       3,334,147       5,799,262
Computer software................................     948,848       1,558,384       5,954,662
Leasehold improvements...........................     362,341         381,097       1,185,119
                                                  -----------    ------------    ------------
                                                   80,147,964     144,403,123     282,152,543
Less -- accumulated depreciation and
  amortization...................................   3,408,698       8,320,372      31,675,227
                                                  -----------    ------------    ------------
Total, net of accumulated depreciation and
  amortization................................... $76,739,266    $136,082,751    $250,477,316
                                                  ===========    ============    ============

     For the years ended June 30, 1995 and 1996, the Company capitalized interest of approximately $536,000 and $3,051,000, respectively. For the six months ended December 31, 1996 and the year ended December 31, 1997, the Company capitalized interest of approximately $2,268,000 and $3,933,000, respectively.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

(3)  PRIVATE PLACEMENTS

     In October 1994, the Company completed a private placement of its 9 percent Series A Convertible Preferred Stock, $1.00 par value (the "Series A Preferred Stock"). There were 138,889 shares issued for cash at $90 per share resulting in proceeds of $10,962,046, net of placement agent commissions and related placement fees and costs. In addition, bridge financing was converted and several other obligations were retired with proceeds of the offering. A total of 186,664 shares of the Series A Preferred Stock were issued. Further, as discussed in note 7 to the consolidated financial statements, certain parties obtained warrants to purchase shares of the Company's common stock. In June 1995, the Series A Preferred Stock was exchanged for an identical number of 9 percent Series A-1 Convertible Preferred Stock, $1.00 par value (the "Series A-1 Preferred Stock").

     In June 1995, the Company completed a private placement of its 9 percent Series B-1 Convertible Preferred Stock (the "Series B-1 Preferred"), 9 percent Series B-2 Convertible Preferred Stock (the "Series B-2 Preferred") and 9 percent Series B-3 Convertible Preferred Stock (the "Series B-3 Preferred"), each having a par value of $1.00 per share. There were 227,500 shares issued for cash at $100 per share with proceeds of $20,661,500, net of placement agent commissions and related placement fees and costs. In November 1995, 50,000 shares of 9 percent Series B-4 Convertible Preferred Stock (the "Series B-4 Preferred") were issued for cash of $100 per share resulting in proceeds of $5,000,000. The Series B-1 Preferred, the Series B-2 Preferred, the Series B-3 Preferred and the Series B-4 Preferred are hereafter collectively referred to as the "Series B Preferred Stock." The Series A-1 Preferred Stock and the Series B Preferred Stock are hereafter collectively referred to as the "Preferred Stock." Further, as discussed in note 7 to the consolidated financial statements, certain parties obtained warrants to purchase shares of the Company's common stock.

     During 1997, the Preferred Stock was converted into 17,377,275 shares of common stock. In connection with its Series A-1 and Series B Preferred Stock, the Company has recorded approximately $1,071,000, $3,871,000, $2,004,000 and $1,114,000 for the years ended June 30, 1995 and 1996, the six months ended December 31, 1996 and the year ended December 31, 1997, respectively, as a reduction in additional paid-in capital, for the payment of anticipated dividends. The Company's certificate of incorporation required the Company to accrue dividends, on a quarterly basis, at an annual rate of 9 percent of the face value of the Series A-1 and B Preferred Stock. These dividends were paid during 1997 in connection with the conversion of the Preferred Stock.

(4)  COMMON STOCK OFFERING

     During 1997, the Company issued 8,660,000 shares of common stock for net proceeds of approximately $40 million, net of underwriters discounts and other expenses of the offering. Concurrently with this transaction, 186,664 shares of the Company's Series A-1 Preferred Stock and 277,500 shares of the Company's Series B Preferred Stock were converted into 17,377,275 shares of the Company's Common Stock (see note 3). In addition, of the approximately $8,000,000 of dividends accrued on the Preferred Stock prior to conversion, approximately $7,750,000 was paid with 1,650,207 shares of the Company's common stock. The remaining accrued dividends were paid in cash.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

(5)  REDEEMABLE PREFERRED STOCK

     On July 10, 1997, the Company consummated the sale of 75,000 units consisting of its 14 3/4 percent Redeemable Preferred Stock due 2008 (the "Redeemable Preferred Stock due 2008") and warrants to purchase approximately 6,023,800 shares of its Common Stock yielding net proceeds to the Company of approximately $70.2 million, net of underwriters fees and other related expenses. The value attributed to the warrants was approximately $21.6 million. The number of shares the warrants are exercisable into are subject to an increase of 1,698,375 in the event the Company fails to raise net cash proceeds of at least $50 million through the issuance and sale of the Company's common stock by December 31, 1998. The Company will be required to redeem all outstanding shares of the 14 3/4 percent Preferred Stock on June 30, 2008 at a price equal to $1,000 per share plus any accrued and unpaid dividends.

     The Redeemable Preferred Stock due 2008 may be redeemed, in whole or in part, at the option of the Company, at any time after January 1, 2003, at the redemption prices set forth below, plus any accrued and unpaid dividends as of that date. The redemption prices, expressed in percentages, are as follows:

                                       YEAR                                 PERCENTAGE
        ------------------------------------------------------------------  -------
        2003..............................................................  107.375%
        2004..............................................................  104.917%
        2005..............................................................  102.458%
        2006 and thereafter...............................................  100.000%

     On October 6, 1997, the Company consummated the sale of 150,000 shares of its 12 3/4 percent Junior Redeemable Preferred Stock due 2009 (the "Junior Redeemable Preferred Stock due 2009") for proceeds of approximately $146.0 million, net of underwriters fees and other related expenses. The Company will be required to redeem all outstanding shares of the Junior Redeemable Preferred Stock due 2009 on October 15, 2009 at $1,000 per share plus any accrued and unpaid dividends.

     The Junior Redeemable Preferred Stock due 2009 may be redeemed, in whole or in part, at the option of the Company, at any time after October 15, 2003 at the redemption prices set forth below, plus any accrued and unpaid dividends as of that date. The redemption prices, expressed in percentages, are as follows:

                                       YEAR                                 PERCENTAGE
        ------------------------------------------------------------------  -------
        2003..............................................................  106.375%
        2004..............................................................  104.781%
        2005..............................................................  103.188%
        2006..............................................................  101.594%
        2007 and thereafter...............................................  100.000%

     Dividends on the Redeemable Preferred Stock due 2008 and Junior Redeemable Preferred Stock due 2009 (collectively "the Redeemable Preferred Stock") may be paid, at the Company's option, either in cash or by the issuance of additional shares of Redeemable Preferred Stock; provided, however, that after June 30, 2002, to the extent and so long as the Company is not precluded from paying cash dividends on the Redeemable Preferred Stock by the terms of any then outstanding indebtedness, the Company is required to pay dividends on the Redeemable Preferred Stock in cash.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

     The holders of the Redeemable Preferred Stock are not entitled to vote on any matter required or permitted to be voted upon by the stockholders of the Company. If, however, after June 30, 2002, the Company violates certain covenants, including the payment of dividends, the Redeemable Preferred Stockholders are permitted to vote as a single class to elect not less than 25 percent of the members of the Board of Directors.

     A summary of the changes in the Redeemable Preferred Stock is as follows:

                                                                               JUNIOR
                                                            REDEEMABLE       REDEEMABLE
                                                             PREFERRED       PREFERRED
                                                               STOCK           STOCK
                                                             DUE 2008         DUE 2009
                                                            -----------     ------------
    Balance at issuance, net of underwriters fees and
      other related expenses..............................  $48,598,386     $146,045,299
    Payment of dividends in shares of Redeemable Preferred
      Stock...............................................    5,348,738               --
    Accrued dividends.....................................           --        3,984,375
    Accretion to redemption value.........................    1,113,537           69,318
                                                            -----------      -----------
    Balance at December 31, 1997..........................  $55,060,661     $150,098,992
                                                            ===========      ===========

(6)  DEBT

     Long-term debt consists of the following:

                                                 JUNE 30,     DECEMBER 31,   DECEMBER 31,
                                                   1996           1996           1997
                                               ------------   ------------   ------------
    AT&T Credit Corporation equipment and
      working capital financing facility.....  $ 14,971,122   $ 30,183,264   $ 35,000,000
    2005 Senior Discount notes, interest at
      13%, maturing November 1, 2005.........   102,432,137    109,402,071    126,043,037
    2006 Senior Discount notes, interest at
      12 3/4%, maturing April 1, 2006........    66,635,887     70,824,922     80,242,140
    2007 Senior Notes, interest at 13 3/4%,
      maturing July 15, 2007.................            --             --    220,000,000
    Secured equipment note payable, interest
      of 9.98%, payable in 36 equal monthly
      installments of $2,766, including
      interest commencing March 1, 1996......       343,024             --             --
                                               ------------   ------------   ------------
    Total long-term debt.....................   184,382,170    210,410,257    461,285,177
    Less current portion.....................       252,809        872,031        437,500
                                               ------------   ------------   ------------
                                               $184,129,361   $209,538,226   $460,847,677
                                               ============   ============   ============

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

     Principal payments for each of the years from 1998 to 2002 and thereafter, are due as follows:

        YEAR ENDING DECEMBER 31,
        -----------------------------------------------------------
        1998.......................................................    $    437,500
        1999.......................................................       2,187,500
        2000.......................................................       3,937,500
        2001.......................................................       5,687,500
        2002.......................................................       7,437,500
        Thereafter.................................................     441,597,677
                                                                       ------------
                                                                       $461,285,177
                                                                       ============

 AT&T CREDIT CORPORATION EQUIPMENT AND WORKING CAPITAL FINANCING FACILITY

     In October 1994, the Company entered into the AT&T Credit Facility pursuant to which AT&T Credit Corporation agreed to provide financing for the development and construction of fiber optic networks by certain of the Company's subsidiaries. Pursuant to the AT&T Credit Facility, during 1996 the Company's subsidiaries in Louisville, Fort Worth, Greenville, Columbia, and El Paso entered into loan agreements with AT&T Credit Corporation providing for up to $31.2 million in loans collateralized by the assets of such subsidiaries. Pursuant to the AT&T Credit Facility, AT&T Credit Corporation purchased 7.25% of the outstanding capital stock of each of the Company's operating subsidiaries for which it provided financing.

     On December 30, 1997, the Company and AT&T Credit Corporation agreed to amend the terms of the facility increasing the facility to $35 million and transferring the loan agreements from the Company's five subsidiaries to the Company as a whole. The amendment also changed the interest rates on the outstanding loans from a range of 11.93 percent to 14.47 percent to a variable rate equal to the three-month Commercial Paper Rate or LIBOR Rate plus 4.5 percent (10.35 percent at December 31, 1997). In addition, as part of the modification, the Company issued 207,964 shares of common stock in exchange for all of AT&T Credit Corporation's 7.25 percent ownership interest in the five subsidiaries. The Company has pledged all of its shares of capital stock in its material subsidiaries and Intercompany Notes to AT&T Credit Corporation. Under certain circumstances, the pledge agreement also restricts the Company's ability to receive and retain dividends in respect of the pledged collateral.

     The AT&T Credit Facility includes covenants which impose certain restrictions on the Company, including restrictions on the declaration or payment of dividends, the conduct of certain activities, certain capital expenditures, the creation of additional liens or indebtedness, the disposition of assets, transactions with affiliates and extraordinary corporate transactions.

  SENIOR NOTES

     On November 14, 1995, the Company completed an offering of 190,000 Units (the "Units") consisting of $190,000,000 principal amount of 13% Senior Discount Notes due 2005 (the "2005 Notes") and warrants to purchase 2,432,000 shares of the Company's common stock at a price of $7.15 per share (the "Warrants"). The 2005 Notes will accrete at a rate of 13% compounded semi-annually to an aggregate principal amount of $190,000,000 by November 1, 2000. Thereafter, interest on the 2005 Notes will accrue at the annual rate of 13% and will be payable in cash semi-annually. The 2005 Notes will mature November 1, 2005. The Company received net proceeds of

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

approximately $96.1 million from the sale of the Units. The value ascribed to the Warrants was $8,684,000.

     On March 21, 1996, the Company completed an offering of $120,000,000 of 12 3/4% Senior Discount Notes due 2006 (the "2006 Notes") resulting in net proceeds of approximately $61.8 million. The 2006 Notes will accrete at a rate of 12 3/4% compounded semi-annually to an aggregate principal amount of $120,000,000 by April 1, 2001. Thereafter, interest on the 2006 Notes will accrue at the annual rate of 12 3/4% and will be payable in cash semi-annually. The 2006 Notes will mature on April 1, 2006.

     On July 23, 1997, the Company completed the sale of $220 million aggregate principal amount of 13 3/4% Senior Notes due 2007 (the "2007 Notes"). Of the total net proceeds of approximately $204.3 million, the Company placed approximately $70 million, representing funds, together with interest thereon, sufficient to pay the first five semi-annual interest payments on the 2007 Notes, into an escrow account for the benefit of the holders. The 2007 Notes accrue interest at a rate of 13 3/4%, payable in cash semi-annually, on January 15 and July 15, commencing January 15, 1998. The 2007 Notes will mature on July 15, 2007.

     The 2005 Notes, 2006 Notes, and 2007 Notes (collectively the "Notes") are general, unsubordinated and unsecured senior obligations of the Company. The Company's subsidiaries have no obligation to pay amounts due on the Notes and do not guarantee the notes. Therefore, the Notes are effectively subordinated to all liabilities of ACSI's subsidiaries, including trade payables. Any rights of the Company and its creditors, including the holders of the Notes, to participate in the assets of any of the Company's subsidiaries upon any liquidation or reorganization of any such subsidiaries will be subject to the prior claims of that subsidiary's creditors.

     The Notes are subject to certain covenants which, among other things restrict the ability of ACSI and certain of its subsidiaries to incur additional indebtedness, pay dividends, or make distributions.

     In June of 1997, the Company notified the trustee of the 2005 and 2006 Notes that the Company had approximately $17.4 million of trade accounts payable that were more than 60 days overdue. These overdue amounts constituted indebtedness of the Company as defined by the 2005 Note Indenture and 2006 Note Indenture. The incurrence of such indebtedness constituted an event of default under each indenture. The Company cured such event of default during July of 1997.

(7)  STOCK COMPENSATION AND STOCK PURCHASE WARRANTS

     The Company has a stock option plan which provides for the granting of options to officers, employees, directors, and consultants of the Company to purchase shares of its common stock within prescribed periods.

     In 1994, the Company entered into employment agreements with five executive officers. Pursuant to the agreements, as amended, such officers were granted options to purchase shares of Common Stock of the Company. In accordance with their employment agreements, these individuals had the right to sell certain of their shares to the Company (the put right) for a price equal to fair market value. On June 26, 1995, the employment agreements were amended to limit the purchase price paid by the Company pursuant to the put right to a maximum of $2,500,000, which amount is subject to further reductions based on the employees' sales of stock. During the year ended June 30, 1996, the limit was further reduced to $2,000,000. During the year ended December 31, 1997, put rights related to $1,000,000 expired without exercise.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

     On March 6, 1997, the Company entered into a preferred provider agreement with MCIMetro Access Transmission Services, Inc. In connection with the agreement, the Company issued warrants to purchase 620,000 shares of the Company's Common Stock at $9.86 per share. 360,000 of these warrants vested during 1997. The value attributed to the vested warrants was approximately $1.3 million, which is being recognized as network cost over the five year term of the agreement. During 1997, the Company recognized approximately $215,000 in network expense related to these warrants. The Company also agreed to issue warrants to purchase up to an aggregate of approximately 1.7 million additional shares of the Company's Common Stock at fair market value on the date of grant in tranches every six months subject to certain increases in revenue to the Company generated under the agreement. At December 31, 1997, the Company had issued 37,582 of such warrants with an exercise price of $9.503 per share. The value attributed to these warrants was approximately $265,000 which was recognized as network cost in 1997.

     The Company applies APB Opinion 25 and related Interpretations in accounting for its plans. Accordingly, compensation cost has been recognized for its stock option plans based on the intrinsic value of the option at the date of grant. The compensation cost that has been charged against income for stock option plans was approximately $6.4 million, $2.7 million, $550,000, and $1.4 million for the years ended June 30, 1995 and 1996, the six months ended December 31, 1996, and the year ended December 31, 1997, respectively. Had compensation cost for the Company's plan been determined based on the fair value at the grant dates consistent with the method of FASB Statement 123 for all options granted after June 30, 1995, and the intrinsic value for all options granted prior to July 1, 1995, the Company's net loss and loss per share would have been reduced to the pro forma amounts indicated below:

                                              YEAR ENDED      SIX MONTHS ENDED        YEAR ENDED
                                             JUNE 30, 1996    DECEMBER 31, 1996    DECEMBER 31, 1997
                                             -------------    -----------------    -----------------
Net loss...................  As reported:    $ (26,782,044)     $ (34,916,514)       $(115,016,427)
                             Pro forma:        (27,533,636)       (36,828,677)        (120,394,471)
Loss per common share......  As reported:            (4.96)             (5.48)               (4.65)
                             Pro forma:              (5.08)             (5.77)               (4.85)

     Pro forma net loss reflects compensation cost under SFAS No. 123 only for options granted for the year ended June 30, 1996, the six months ended December 31, 1996, and the year ended December 31, 1997. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the vesting period and compensation cost under SFAS No. 123 for options granted prior to July 1, 1995 is not considered.

     The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in the year ended June 30, 1996, the six months ended December 31, 1996, and the year ended December 31, 1997, respectively: dividend yield of 0% for all periods; expected volatility of 50%, 50%, and 50%, risk-free interest rates of 5.97%, 6.4%, and 6.0% and expected lives of 4.74, 4.37, and 4.06 years.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

     A summary of the status of the Company's stock options as of June 30, 1995 and 1996, December 31, 1996, and December 31, 1997 and changes during the periods ending on those dates is presented below:

                           JUNE 30, 1995        JUNE 30, 1996      DECEMBER 31, 1996    DECEMBER 31, 1997
                         ------------------   ------------------   ------------------   ------------------
                                  WEIGHTED-            WEIGHTED-            WEIGHTED-            WEIGHTED-
                                   AVERAGE              AVERAGE              AVERAGE              AVERAGE
                         SHARES   EXERCISE    SHARES   EXERCISE    SHARES   EXERCISE    SHARES   EXERCISE
                         (000)      PRICE     (000)      PRICE     (000)      PRICE     (000)      PRICE
                         ------   ---------   ------   ---------   ------   ---------   ------   ---------
Outstanding at
  beginning of year....    859      $2.22     5,042      $1.72     6,095      $2.21     7,457      $3.60
Granted................  4,283       1.64     1,228       4.30     1,433       9.45     2,141       8.25
Exercised..............     --       0.00      (105)      2.46       (48)      2.02      (926)      2.39
Forfeited..............   (100)      2.51       (70)      3.57       (23)      3.54      (845)      6.60
                         -----                -----                -----                -----
Outstanding at end of
  year.................  5,042       1.72     6,095       2.21     7,457       3.60     7,827       4.69
Options exercisable at
  year-end.............  2,387                3,461                4,140                4,379
Weighted-average fair
  value of options
  granted during the
  year.................  $1.16                $3.35                $5.95                $4.96

     The following table summarizes information about fixed stock options at December 31, 1997:

                          OPTIONS OUTSTANDING                                 OPTIONS EXERCISABLE
                     ------------------------------                      ------------------------------
                       NUMBER      WEIGHTED-AVERAGE   WEIGHTED-AVERAGE     NUMBER      WEIGHTED-AVERAGE
    RANGE OF         OUTSTANDING      REMAINING           EXERCISE       EXERCISABLE       EXERCISE
 EXERCISE PRICE      AT 12/31/97   CONTRACTUAL LIFE        PRICE          12/31/97          PRICE
-----------------    -----------   ----------------   ----------------   -----------   ----------------
$0.875 to 0.875       2,067,000       2.31 years           $0.875         2,057,000         $0.875
2.25 to 3.10          1,995,000       3.98                  2.50          1,574,000          2.46
3.27 to 8.50          1,964,000       5.92                  6.36            526,000          5.67
9.00 to 11.64         1,801,000       6.47                  9.70            222,000          9.37
                                      ---------       -- ----                          -- -- --
                      ---------                                           ---------
$0.875 to 11.64       7,827,000       4.60                 $4.69          4,379,000         $2.45
                      =========       =========        ======             =========     ======

     During fiscal years ended June 30, 1995 and 1996, in connection with the Series A-1 and Series B Preferred Stock private placements and related bridge note conversions, warrants for 4,367,078 shares of common stock were issued at prices ranging from $.01 to $3.10. In fiscal 1996, as part of the issuance of the 2005 Notes, detachable warrants to purchase 2,432,000 shares of the Company's common stock at a price of $7.15 per share were issued. During 1997, as part of the issuance of the Redeemable Preferred Stock due 2008, the Company issued warrants to purchase 6,023,850 shares of Common Stock $7.15 per share. The Company also issued 657,582 warrants to MCIMetro Access Transmission Services, Inc. during 1997. These warrants include certain anti-dilution provisions.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

     At December 31, 1997, unexercised warrants outstanding are as follows:

                                                               NUMBER       PRICE PER SHARE
                                                             ----------     ----------------
    Series A and Series B Preferred Stock placements.......   1,346,726      $  0.01 -- 3.10
    2005 Senior Discount Notes offering....................   2,604,207                 6.47
    Redeemable Preferred Stock due 2008 offering...........   6,023,850                 7.15
    Other..................................................   1,292,582         0.01 -- 9.86
                                                             ----------           ----------
              Total........................................  11,267,365      $  0.01 -- 9.86
                                                             ==========           ==========

     The gross proceeds that would be received by the Company on the exercise of all outstanding options and warrants is approximately $108 million.

     The Company's Board of Directors has adopted an Annual Performance Plan, through which it will award its 1997 performance bonuses to management and employees. The Company has accrued approximately $2.9 million in non-cash compensation cost at December 31, 1997, related to the future issuance of up to 213,000 shares of the Company's Common Stock for this purpose.

(8)  BASIC AND DILUTED EARNINGS PER SHARE

     The following tables present the computation of basic and diluted earnings per share as defined under SFAS No. 128:

                                                       FOR THE YEAR ENDED JUNE 30, 1995
                                                  -------------------------------------------
                                                    INCOME           SHARES         PER SHARE
                                                  (NUMERATOR)     (DENOMINATOR)      AMOUNT
                                                  -----------     -------------     ---------
    Net loss....................................  (14,697,649)
    Less: Preferred stock dividends/accretion...   (1,070,985)
                                                  -----------
    Basic and diluted earnings per share:
      Net loss to common stockholders...........  (15,768,634)      4,771,689         (3.30)

     Convertible Preferred Stock outstanding as of June 30, 1995, convertible into 15,591,563 shares of Common Stock, and options and warrants to purchase 5,042,189 and 3,019,235 shares of Common Stock, respectively, were not included in the computation of diluted earnings per share for the year ended June 30, 1995 as their inclusion would be anti-dilutive.

                                                       FOR THE YEAR ENDED JUNE 30, 1996
                                                  -------------------------------------------
                                                    INCOME           SHARES         PER SHARE
                                                  (NUMERATOR)     (DENOMINATOR)      AMOUNT
                                                  -----------     -------------     ---------
    Net loss....................................  (26,782,044)
    Less: Preferred stock dividends/accretion...   (3,871,328)
                                                  -----------
    Basic and diluted earnings per share:
      Net loss to common stockholders...........  (30,653,372)      6,185,459         (4.96)

     Convertible Preferred Stock outstanding as of June 30, 1996, convertible into 17,377,264 shares of Common Stock, and options and warrants to purchase 6,094,814 and 4,367,394 shares of Common Stock, respectively, were not included in the computation of diluted earnings per share for the year ended June 30, 1996 as their inclusion would be anti-dilutive.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

                                                  FOR THE SIX MONTHS ENDED DECEMBER 31, 1996
                                                  -------------------------------------------
                                                    INCOME           SHARES         PER SHARE
                                                  (NUMERATOR)     (DENOMINATOR)      AMOUNT
                                                  -----------     -------------     ---------
    Net loss....................................  (34,916,514)
    Less: Preferred stock dividends/accretion...   (2,003,630)
                                                  -----------
    Basic and diluted earnings per share:
      Net loss to common stockholders...........  (36,920,144)      6,733,759         (5.48)

     Convertible Preferred Stock outstanding as of December 31, 1996, convertible into 17,377,264 shares of Common Stock, and options and warrants to purchase 7,457,085 and 4,771,836 shares of Common Stock, respectively, were not included in the computation of diluted earnings per share for the six months ended December 31, 1996 as their inclusion would be anti-dilutive.

                                                    FOR THE YEAR ENDED DECEMBER 31, 1997
                                                --------------------------------------------
                                                   INCOME           SHARES         PER SHARE
                                                (NUMERATOR)      (DENOMINATOR)      AMOUNT
                                                ------------     -------------     ---------
    Net loss..................................  (115,016,427)
    Less: Preferred stock
      dividends/accretion.....................   (11,629,712)
                                                ------------
    Basic and diluted earnings per share:
      Net loss to common stockholders.........  (126,646,139)      27,233,642        (4.65)

     Options and warrants to purchase 7,827,318 and 11,267,365 shares of Common Stock, respectively, were not included in the computation of diluted earnings per share for the year ended December 31, 1997 as their inclusion would be anti-dilutive.

(9)  COMMITMENTS AND CONTINGENCIES

  RETIREMENT PLAN

     On February 1, 1996, the Company began sponsoring the American Communications Services, Inc. 401(k) Plan (the "Plan"), a defined contribution plan. All individuals employed on February 1, 1996 were eligible to participate. Participation to all other employees is available after three months of full-time equivalent service. The Company contributions under the Plan are discretionary and may be as much as 6% of an employee's gross compensation subject to certain limits. Total expense under the Plan amounted to approximately $30,000, $95,000, and $1,580,000 for the year ended June 30, 1996, the six months ended December 31, 1996, and the year ended December 31, 1997, respectively.

  LEGAL PROCEEDINGS

     A former employee of ACSI has initiated litigation against the Company for damages in excess of $5 million, and the right to exercise options to purchase 100,000 shares of Common Stock at $4.25 per share. The lawsuit alleges four different counts: breach of contract; breach of the covenant of good faith and fair dealing; negligent misrepresentation; and specific performance. The Company believes it has meritorious defenses to this complaint and intends to defend this lawsuit vigorously.

     The Company is a party to certain litigation and regulatory proceedings arising in the ordinary course of business. In the opinion of management, based upon the advice of counsel, the ultimate disposition of these matters will not have a material adverse effect on the Company's consolidated financial position or results of operations.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

(10)  LEASES

     The Company is obligated under various noncancelable operating leases for office and node space, telecommunications equipment, and office furniture. The minimum future lease obligations under these noncancelable operating leases as of December 31, 1997 are approximately as follows:

                           YEAR ENDING DECEMBER 31,                       AMOUNT
        --------------------------------------------------------------  -----------
        1998..........................................................  $10,466,000
        1999..........................................................   10,638,000
        2000..........................................................    9,075,000
        2001..........................................................    6,393,000
        2002..........................................................    6,416,000
        Thereafter....................................................   13,983,000
                                                                        -----------
                                                                        $56,971,000
                                                                        ===========

     Rent expense for the years ended June 30, 1995 and 1996, the six months ended December 31, 1996, and the year ended December 31, 1997 was approximately $200,000, $1,166,000, $1,700,000, and $6,111,000, respectively.

(11)  RELATED-PARTY TRANSACTIONS

     Effective July 1, 1994, the Company engaged SGC Advisory Services, Inc. ("SGC") as a financial and business consultant for three years. SGC is an affiliate of a former director of the Company. Pursuant to the agreement, the Company will compensate SGC as follows: (1) a monthly fee of $5,000; and (2) options to purchase up to 50,000 shares of the Company's Common Stock which vested on July 1, 1997, and are exercisable on or before July 1, 1999. During the term of the agreement, SGC earned a credit for the full exercise price of those options.

(12)  INCOME TAXES

     Temporary differences and carryforwards that give rise to deferred tax assets and liabilities are as follows:

                                                 JUNE 30,      DECEMBER 31,    DECEMBER 31,
                                                   1996            1996            1997
                                                -----------    ------------    ------------
    Deferred tax assets:
      Capitalized start-up and other costs..... $ 3,733,898    $  3,972,981    $         --
      Stock options -- noncash compensation....   3,848,128       4,085,146       3,681,305
      Net operating loss carryforwards.........   8,791,091      23,659,463      72,279,998
      Bond discounts...........................   3,390,071       7,651,263      17,195,346
      Other accrued liabilities................     496,634         964,786         940,269
                                                -----------     -----------     -----------
    Total gross deferred assets................  20,259,822      40,333,639      94,096,918
      Less: valuation allowance................  18,304,754      31,990,518      81,050,070
                                                -----------     -----------     -----------
    Net deferred tax assets....................   1,955,068       8,343,121      13,046,848
    Deferred tax liabilities -- fixed assets
      depreciation and amortization............   1,955,068       8,343,121      13,046,848
                                                -----------     -----------     -----------
    Net deferred tax assets (liabilities)...... $        --    $         --    $         --
                                                ===========     ===========     ===========

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

     The net change in the total valuation allowance for the year ended June 30, 1996, the six months ended December 31, 1996, and the year ended December 31, 1997 was an increase of $10,013,374, $13,685,764, and $49,059,552, respectively.
The valuation allowances at June 30, 1996 and December 31, 1996 and 1997 are a result of the uncertainty regarding the ultimate realization of the tax benefits related to the deferred tax assets. The utilization of the tax benefits associated with net operating losses of approximately $184 million at December 31, 1997 is dependent upon the Company's ability to generate future taxable income. The net operating loss carryforward period expires commencing in 2008 through the year 2012. Further, as a result of certain financing and capital transactions, an annual limitation on the future utilization of the net operating loss carryforward may have occurred.

     No income tax provision has been provided for the year ended June 30, 1996, the six months ended December 31, 1996, and the year ended December 31, 1997 as the aforementioned deferred tax assets have provided no tax benefit.

(13)  ACQUISITIONS

     On January 17, 1997, the Company acquired 100% of the outstanding capital stock of CyberGate, Inc. in exchange for 1,030,000 shares of common stock plus up to an additional 150,000 shares if certain performance goals are achieved for an aggregate purchase price of approximately $8.8 million. CyberGate, a Florida based ISP, delivers high-speed data communications services. The acquisition has been accounted for using the purchase method and, therefore, the Company's consolidated financial statements include the results of operations of CyberGate from the date of acquisition. The purchase price of $8,755,000 plus transaction expenses of approximately $500,000 has been allocated to assets and liabilities acquired based on their fair values and goodwill of approximately $8,400,000 has been recorded. The goodwill is being amortized on a straight line basis over a ten year period.

     On October 3, 1997, the Company acquired the customers and receivables of NetRunner, Inc., a Florida based ISP. In conjunction with this acquisition, the Company placed 181,871 shares of the Company's Common Stock in escrow. As of December 31, 1997, 51,166 of these shares had been released. The Company recorded an intangible asset of approximately $685,000, which is being amortized over 18 months.

(14)  FAIR VALUE OF FINANCIAL INSTRUMENTS

     The following notes summarize the major methods and assumptions used in estimating the fair value of financial instruments:

  CASH AND CASH EQUIVALENTS

     The carrying amount approximates fair value due to the relatively short period to maturity of these instruments.

     The Company's short- and long-term debt securities are carried at fair market value as determined by quoted market prices.

  LETTERS OF CREDIT

     The fair value of the letters of credit is based on fees currently charged for similar agreements.

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
      JUNE 30, 1995 AND 1996 AND DECEMBER 31, 1996 AND 1997 -- (CONTINUED)

  LONG-TERM DEBT AND REDEEMABLE PREFERRED STOCK

     The fair value of the Company's long-term debt and redeemable preferred stock is estimated based on the quoted market prices for the same or similar issues if available or based on the present value of expected cash flows at rates currently available to the Company for borrowings with similar terms.

     The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 1997 were:

                                                             CARRYING        ESTIMATED
                                                              VALUE          FAIR VALUE
                                                           ------------     ------------
    Cash and cash equivalents (including restricted
      cash)..............................................  $332,737,445     $332,737,445
    Letters of credit....................................            --           15,000
    Redeemable preferred stock...........................   205,159,653      242,625,000
    Long-term debt.......................................   461,285,177      539,500,000
                                                           ============     ============

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the Underwriting Agreement, the Company and the Selling Stockholders have agreed to sell to each of the Underwriters named below, and each of such Underwriters for whom Goldman, Sachs & Co. and Bear, Stearns & Co. Inc. are acting as representatives (the "Representatives"), has severally agreed to purchase from the Company and the Selling Stockholders, the respective number of shares of Common Stock set forth opposite its name below:

                                                                             NUMBER OF
                                                                             SHARES OF
                                                                               COMMON
                                 UNDERWRITER                                   STOCK
    ----------------------------------------------------------------------  ------------
    Goldman, Sachs & Co...................................................
    Bear, Stearns & Co. Inc. .............................................
                                                                                 -------
              Total.......................................................
                                                                                 =======

     Under the terms and conditions of the Underwriting Agreement, the Underwriters are committed to take and pay for all of the shares offered through them hereby, if any are taken.

     The Underwriters propose to offer such shares of Common Stock in part directly to the public at the public offering price set forth on the cover page of this Prospectus and in part to certain securities dealers at such price less
a concession of $          per share. The Underwriters may allow, and such
dealers may reallow, a concession not in excess of $          per share to
certain brokers and dealers. After the shares of Common Stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

     The Company has granted the Underwriters an option exercisable for 30 days after the date of this Prospectus to purchase up to an aggregate of additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise their over-allotment option, the Underwriters have severally agreed, subject to certain conditions, to purchase approximately the same percentage thereof that the number of shares to be purchased by each of
them, as shown in the foregoing table, bears to the             shares of Common
Stock offered by the Underwriters to the public hereby.

     The Company, the Selling Stockholders and certain other stockholders who
own in the aggregate approximately             million shares of Common Stock
have agreed that, during the period beginning from the date of this Prospectus and continuing to and including the date 180 days after the date of this Prospectus, they will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or other securities of the Company which are substantially similar to the shares of Common Stock or securities which are convertible or exchangeable into Common Stock or securities which are substantially similar to the shares of Common Stock without the prior written consent of the Representative, except for the shares of Common Stock offered in connection with the Offering.

     The Underwriters have reserved up to             shares of Common Stock
offered hereby for sale to certain employees of the Company at the public offering price. The number of shares available to the general public will be reduced to the extent such employees purchase reserved shares. Any reserved shares that are not so purchased by such employees will be offered by the Underwriters to the general public on the same terms as the other shares offered hereby.

     The Company and the Selling Stockholders have agreed, jointly and not severally, to indemnify the several Underwriters against certain liabilities including liabilities under the Securities Act.

     In connection with this offering, the Underwriters may purchase and sell shares of Common Stock in the open market. These transactions may include over-allotment and stabilizing transac-tions and purchases to cover syndicate short positions created in connection with this offering. Stabilizing transactions consist of certain bids or purchases for the purpose of preventing or retarding a decline in the market price of the Common Stock; and syndicate short positions involve the sale by the Underwriters of a greater number of shares of Common Stock than they are required to purchase from the Company in the Offering. The Underwriters also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the shares of Common Stock sold in the offering for their account may be reclaimed by the syndicate if such shares are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the Common Stock, which may be higher than the price that might otherwise prevail in the open market; and these activities, if commenced, may be discontinued at any time. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

     As permitted by Rule 103 under the Exchange Act, certain Underwriters (and selling group members, if any) that are market makers ("passive market makers") in the Common Stock may make bids for or purchases of the Common Stock in the Nasdaq National Market until such time, if any, when a stabilizing bid for such securities has been made. Rule 103 generally provides that (1) a passive market maker's net daily purchases of the Common Stock may not exceed 30% of its average daily trading volume in such securities for the two full consecutive calendar months (or any 60 consecutive days ending within the 10 days) immediately preceding the filing date of the registration statement of which this Prospectus forms a part, (2) a passive market maker may not effect transactions or display bids for the Common Stock at a price that exceeds the highest independent bid for the Common Stock by persons who are not passive market makers and (3) bids made by passive market makers must be identified as such.

     Certain of the Underwriters have provided from time to time investment banking services to the Company and certain of its affiliates, for which such Underwriters have received customary fees and commissions. Certain of the Underwriters expect to provide in the future investment banking services to the Company and such affiliates, for which such Underwriters will receive customary fees and commissions. In addition, Goldman, Sachs & Co. acted as Solicitation Agent in connection with the consent solicitation relating to the Amendments.

             ======================================================

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES OR AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES OR IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Additional Information................    i
Forward Looking Statements............    i
Documents Incorporated by
  Reference...........................   ii
Prospectus Summary....................    1
Risk Factors..........................    8
Use of Proceeds.......................   17
Price Range of Common Stock...........   18
Dividend Policy.......................   18
Capitalization........................   19
Selected Consolidated Financial and
  Operating Data......................   20
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   23
Business..............................   32
Management............................   50
Principal and Selling Stockholders....   53
Description of Capital Stock..........   54
Shares Eligible for Future Sale.......   55
Description of Certain Indebtedness...   57
Legal Matters.........................   60
Experts...............................   60
Glossary..............................  G-1
Index to Financial Statements.........  F-1
Underwriting..........................  U-1

             ======================================================
             ======================================================
                                     SHARES

                     AMERICAN COMMUNICATIONS SERVICES, INC.

                                  COMMON STOCK
                           (PAR VALUE $.01 PER SHARE)
                            ------------------------

                                      LOGO
                            ------------------------
                              GOLDMAN, SACHS & CO.

                            BEAR, STEARNS & CO. INC.
                      REPRESENTATIVES OF THE UNDERWRITERS
             ======================================================

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth the various expenses to be paid by the Registrant in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimated except the Securities and Exchange Commission registration fee.

        SEC registration fee.............................................  $ 37,340
        Legal fees and expenses..........................................   300,000
        Accounting fees and expenses.....................................    75,000
        Printing fees and expenses.......................................   300,000
        Miscellaneous expenses...........................................    62,660
                                                                           ----------
                  Total..................................................  $700,000
                                                                           ==========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The Second Restated Certificate of Incorporation provides that a director of the Company will not be personally liable for monetary damages to the Company or its stockholders for breach of fiduciary duty as a director, except for liability, (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemption as provided in Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

     The Second Restated Certificate of Incorporation and the Amended and Restated By-laws further provide that directors and officers of the Company (as well as agents and employees of the Company at the discretion of the Board) shall, to the fullest extent authorized by the DGCL or any other applicable laws then in effect, be indemnified against liabilities arising from their service as directors and officers. The Company has entered into indemnification agreements with each of its executive officers and directors to reimburse them for certain liabilities incurred in connection with the performance of their fiduciary duties.

     Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

     Section 145 also empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless, and only to the extent that, the Delaware Court of Chancery or the court in which such action was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the Delaware Court of Chancery or such other court shall deem proper.

     Section 145 further provides that to the extent a director, officer, employee or agent of a corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation is empowered to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under Section 145.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

                                                                                     INCORPORATION
  EXHIBIT NO.                               DESCRIPTION                              BY REFERENCE
  -----------   -------------------------------------------------------------------  ------------
         1      Form of Underwriting Agreement
       4.1      Second Restated Certificate of Incorporation of the Company               **
       4.2      Amended and Restated By-Laws of the Company                               **
       4.3      Specimen Certificate of the Company's Common Stock                         *
       5.1      Opinion of Riley M. Murphy, Esq., Executive Vice President, Legal
                and Regulatory Affairs, General Counsel and Secretary of the
                Company
      23.1      Consent of KPMG Peat Marwick LLP
      23.2      Consent of Riley M. Murphy, Esq. (included in Exhibit 5.1)
      24.1      Power of Attorney (included on page II-5)

---------------
 * Previously filed as an exhibit to the Company's Registration Statement on Form SB-2 (File No. 33-87200) and incorporated herein by reference thereto.

** Previously filed as an exhibit to the Company's Quarterly Report on Form
   10-QSB for the fiscal quarter ended June 30, 1997 and incorporated herein by reference thereto.

ITEM 17.  UNDERTAKINGS.

     (a) The undersigned registrant hereby undertakes:

          (1) to file, during any period in which offers or sales are being made hereunder, a post-effective amendment to this registration statement:

             (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment hereto) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

     provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) will not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth in response to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

          (i) The undersigned registrant hereby undertakes that:

             (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

             (2) for purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (l) For purposes of determining any liability under the Securities Act, the registrant will treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under rule 424(b)(1), or (4) or 497(h) under the Securities Act (sec.sec.230.424(b)(1), (4) or 230.497(h)) as part of this registration statement as of the time the Commission declared it effective.

     (j) For purposes of determining any liability under the Securities Act, treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

                                   SIGNATURES

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ANNAPOLIS JUNCTION, STATE OF MARYLAND, ON THIS 2ND DAY OF MARCH, 1998.

                                          AMERICAN COMMUNICATIONS SERVICES,
                                          INC.,
                                          Registrant

                                          By: /s/ JACK E. REICH
                                            ------------------------------------
                                            Jack E. Reich
                                            President, Chief Executive Officer
                                              and Director

                               POWER OF ATTORNEY

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jack E. Reich and David L. Piazza and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, and each of them, and agents or their substitutes may lawfully do or cause to be done by virtue hereof.

     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

                SIGNATURE                              TITLE                     DATE
------------------------------------------  ----------------------------  -------------------


         /s/ ANTHONY J. POMPLIANO           Chairman of the Board of            March 2, 1998
------------------------------------------    Directors
           Anthony J. Pompliano

            /s/ JACK E. REICH               President, Chief Executive          March 2, 1998
------------------------------------------    Officer and Director
              Jack E. Reich                   (Principal Executive
                                              Officer)
           /s/ DAVID L. PIAZZA              Chief Financial Officer             March 2, 1998
------------------------------------------    (Principal Financial and
             David L. Piazza                  Accounting Officer

         /s/ GEORGE M. MIDDLEMAS            Director                            March 2, 1998
------------------------------------------
           George M. Middlemas

            /s/ EDWIN M. BANKS              Director                            March 2, 1998
------------------------------------------
              Edwin M. Banks

                SIGNATURE                              TITLE                     DATE
------------------------------------------  ----------------------------  -------------------


       /s/ CHRISTOPHER L. RAFFERTY          Director                            March 2, 1998
------------------------------------------
         Christopher L. Rafferty

          /s/ BENJAMIN P. GIESS             Director                            March 2, 1998
------------------------------------------
            Benjamin P. Giess

         /s/ OLIVIER L. TROUVEROY           Director                            March 2, 1998
------------------------------------------
           Olivier L. Trouveroy

            /s/ PETER C. BENTZ              Director                            March 2, 1998
------------------------------------------
              Peter C. Bentz

                                 EXHIBIT INDEX

                                                                                     INCORPORATION
  EXHIBIT NO.                               DESCRIPTION                              BY REFERENCE
  -----------   -------------------------------------------------------------------  ------------
         1      Form of Underwriting Agreement
       4.1      Second Restated Certificate of Incorporation of the Company               **
       4.2      Amended and Restated By-Laws of the Company                               **
       4.3      Specimen Certificate of the Company's Common Stock                         *
       5.1      Opinion of Riley M. Murphy, Esq., Executive Vice President, Legal
                and Regulatory Affairs, General Counsel and Secretary of the
                Company
      23.1      Consent of KPMG Peat Marwick LLP
      23.2      Consent of Riley M. Murphy, Esq. (included in Exhibit 5.1)
      24.1      Power of Attorney (included on page II-5)

---------------
 * Previously filed as an exhibit to the Company's Registration Statement on Form SB-2 (File No. 33-87200) and incorporated herein by reference thereto.

** Previously filed as an exhibit to the Company's Quarterly Report on Form
   10-QSB for the fiscal quarter ended June 30, 1997 and incorporated herein by reference thereto.